Notice of Annual Shareholders Meeting and

Proxy Statement 2026

December 8, 2026
8:30 a.m. Pacific Time

Virtual Meeting Site:
virtualshareholdermeeting.com/MSFT26



Microsoft



"We will continue to focus on security, quality, and innovation in everything we do. We want every organization to own its own continuous learning loop so it retains its core IP, and to ensure AI empowers every person, amplifying their agency and ambition. That is what we mean by a frontier ecosystem, ensuring value flows and accrues across people, companies, industries, and countries, thereby leading to broad-based economic growth."

Satya Nadella
Chairman and Chief Executive Officer

"Microsoft occupies a special place in the world, with an outsized impact on how people live and work. As your Board of Directors, we take seriously our responsibility to guide the Company not just for today, but for continued success and good corporate citizenship into the future."

Sandra Peterson
Lead Independent Director




Microsoft
Copilot

Our Responsibility

As AI moves from experimentation to broad adoption, the central question is no longer just what technology can do, but how its benefits are shared and translated into lasting value for people, organizations, and communities. At Microsoft, we believe our responsibility endures. Our long-term success depends on earning trust in the technology we build, expanding human agency and opportunity, and ensuring that growth strengthens the communities and systems on which future progress depends.

In this AI era, we are focused on helping ensure innovation is trusted, opportunity is broadly shared, and technological progress creates lasting value. This work is guided by our commitment to build secure, resilient, and responsible technology, to empower people with the skills and tools to shape what comes next, and to advance growth that benefits communities and the planet.

Letter from our Chairman and Chief Executive Officer

October 21, 2026

Dear Shareholder,

On behalf of the Board of Directors, it is our pleasure to invite you to the 2026 Annual Shareholders Meeting of Microsoft Corporation ("Annual Meeting"), on December 8, 2026, beginning at 8:30 a.m. Pacific Time. This year's virtual Annual Meeting will be conducted and made available via webcast. We will provide the webcast of the Annual Meeting at virtualshareholdermeeting.com/MSFT26. A transcript with video and audio of the entire Annual Meeting will be available on the Microsoft Investor Relations website after the meeting. For more information on how to participate in the meeting, please see Part 5 – Information About the Meeting on page 81 in this Proxy Statement.

The Notice of 2026 Annual Shareholders Meeting and this Proxy Statement contain details of the business to be conducted during the Annual Meeting.

Whether or not you participate in the Annual Meeting, it is important that your shares be represented and voted. We urge you to promptly vote and submit your proxy (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form in the envelope provided for your convenience.

This year's Annual Meeting will be followed by a question and answer session. Questions may be submitted in advance of the meeting at proxyvote.com after logging in with the control number ("Control Number") found next to the label for postal mail recipients or within the body of the email sending you the Proxy Statement. Questions may be submitted online beginning shortly before the start of the Annual Meeting through virtualshareholdermeeting.com/MSFT26.

Thank you for your continued investment in Microsoft.

Sincerely,

Satya Nadella
Chairman and Chief Executive Officer

Microsoft

Letter from the Board of Directors

October 21, 2026

Dear Shareholder,

As directors, we are encouraged by Microsoft's position at the forefront of the generational technology shift of artificial intelligence ("AI") and proud of the Company's progress in providing trusted AI infrastructure, platforms, and innovations that help individuals and organizations unlock new opportunities, improve productivity, and securely leverage their data and insights. Through disciplined governance, accountability, and a steadfast focus on security, quality, and long-term value creation, Microsoft remains well positioned to deliver sustainable growth for shareholders while advancing its mission to empower every person and every organization on the planet to achieve more. Our fiscal year 2026 results demonstrate the strength of that strategy, with Microsoft delivering a record fiscal year and achieving revenue of $331.8 billion and net income of $133.7 billion.

This Proxy Statement outlines Microsoft's governance policies and practices that enable effective Board oversight of the Company's strategy and operations. A core strength of our governance is the Board's commitment to independent perspectives. Of the 12 Board nominees, 11 are independent, including Sandra Peterson as Lead Independent Director. Our nominees bring diverse backgrounds, experiences, and skills, which enhance the Board's ability to manage risk and guide Microsoft for long-term success in a rapidly changing environment. In addition to subject matter expertise, we seek directors with proven leadership who can contribute meaningfully to oversight of the broad range of business, risk, and regulatory matters facing the Company. Since last year's meeting, the Board appointed Carmine Di Sibio as a director in May 2026. He is standing for election by shareholders for the first time at the 2026 Annual Meeting. Mr. Di Sibio brings expertise in financial services, risk oversight, and global client leadership to meet the evolving needs of our customers. We are also pleased to announce the nomination of John Collison, Co-founder, President, and Director of Stripe Global Holdings, Inc., for election by shareholders at the 2026 Annual Meeting. Mr. Collison brings extensive entrepreneurial and operational experience, along with deep expertise in technology.

In addition, two members of the Board have decided not to seek re-election and will end their Board service in December: Reid Hoffman and Hugh Johnston. Mr. Hoffman served on the Board for nine years and on the Environmental, Social, and Public Policy Committee. During his nine-year tenure, Mr. Johnston served on and chaired the Audit and Finance Committee. We thank them for their many contributions.

The Proxy Statement also includes information about all of the management and shareholder proposals up for a vote at the Company's Annual Meeting. We value your input and encourage you to use one of the options laid out in this Proxy Statement to vote your shares whether or not you plan to join us for the Annual Meeting. For information on how Microsoft addresses topics of key importance to our shareholders and stakeholders, including cybersecurity, environmental sustainability, and responsible AI, we encourage you to read the progress reports on these topics that Microsoft published over the course of the past fiscal year which are available at microsoft.com/transparency and microsoft.com/csr.

As we look ahead, we continue to see tremendous opportunities for the Company's business and shareholder value creation, with the ability to deliver positive impacts at a global scale. We appreciate your investment in Microsoft and thank you for the trust you place in us and the opportunity to serve you and our Company as directors.

Sincerely,

Your Board of Directors

Microsoft

Notice of 2026 Annual Shareholders Meeting

Date	December 8, 2026
Time	8:30 a.m. Pacific Time
Virtual Meeting	This year's meeting is a virtual shareholders meeting at virtualshareholdermeeting.com/MSFT26
Record Date	September 30, 2026. Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting.
Proxy Voting	**Make your vote count.** Please vote your shares promptly to ensure the presence of a quorum during the Annual Meeting. Voting your shares now via the Internet, by telephone, or by signing, dating, and returning the enclosed proxy card or voting instruction form will save the expense of additional solicitation. If you wish to vote by mail, we have enclosed an addressed envelope with postage prepaid if mailed in the United States. Submitting your proxy now will not prevent you from voting your shares during the Annual Meeting, as your proxy is revocable at your option. We are requesting your vote to:
Items of Business	• Elect the 12 director nominees named in this Proxy Statement • Approve, on a nonbinding advisory basis, the compensation paid to our named executive officers ("say-on-pay vote") • Ratify the selection of Deloitte & Touche LLP as our independent auditor for fiscal year 2027 • Vote on four shareholder proposals, if properly presented at the Annual Meeting • Transact other business that may properly come before the Annual Meeting
Address of Corporate Headquarters	One Microsoft Way, Redmond, WA 98052
Meeting Details	See Part 5 – Information About the Meeting for details

Important notice regarding the availability of proxy materials for the Annual Meeting to be held on December 8, 2026. Our 2026 Proxy Statement and Annual Report to Shareholders are available at microsoft.com/investor.

By Order of the Board of Directors

Brian DeFoe
Secretary

Redmond, Washington
October 21, 2026

Table of Contents

Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all information you should consider. Please read this entire Proxy Statement carefully before voting.

Annual Shareholders Meeting

Date: December 8, 2026

Time: 8:30 a.m. Pacific Time

Meeting Agenda:
The meeting will cover the proposals listed under Voting Matters and Vote Recommendations below, and any other business that may properly come before the meeting.

Place: virtualshareholdermeeting.com/MSFT26

Record Date: September 30, 2026

Mailing Date:
This Proxy Statement was first mailed to shareholders on or about October 22, 2026.

Voting:
Shareholders as of the record date are entitled to vote. Each share of common stock of Microsoft Corporation ("Company") is entitled to one vote for each director nominee and one vote for each proposal.

Vote in Advance of the Meeting

Vote your shares at proxyvote.com.
Have your Notice of Internet Availability or proxy card for the 16-digit Control Number needed to vote.

Call toll-free number 1-800-690-6903.

Sign, date, and return the enclosed proxy card or voting instruction form.

Vote Online During the Meeting

See page 81 in Part 5 – Information About the Meeting for details on voting your shares during the meeting through proxyvote.com.

Voting Matters and Vote Recommendations

See Part 4 – Proposals to be Voted on During the Meeting for more information.

	Board Recommends	See Page
Management Proposals		
Election of 12 Directors	FOR	**68**
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	FOR	**69**
Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2027	FOR	**69**
Shareholder Proposals		
Additional Disclosures Meeting Climate Commitments	AGAINST	**70**
Report on Human Rights Due Diligence	AGAINST	**72**
Report on Data Operations in Human Rights and Conflict Hotspots	AGAINST	**75**
Board Chair and CEO Separation	AGAINST	**78**

Our Director Nominees

See Part 1 – Board of Directors and Governance for more information.

The following table provides summary information about each of the 12 director nominees. Each director is elected annually by a majority of votes cast. Reid Hoffman and Hugh Johnston are not seeking re-election and their Board service will end on the date of the Annual Meeting. Mr. Hoffman currently serves as a member of the Environmental, Social, and Public Policy Committee. Mr. Johnston currently serves as Chair of the Audit and Finance Committee. The Board has nominated John Collison for election as director. If elected, his term will begin on December 8, 2026.

Name Occupation	Age	Director Since	Independent	Other Public Boards
John Collison *Co-founder, President, and Director, Stripe Global Holdings, Inc.*	36	New Nominee	Yes	0
Carmine Di Sibio *Former Global Chairman and CEO, EY*	63	2026	Yes	2
Teri L. List *Former Executive Vice President and CFO, The Gap, Inc.*	63	2014	Yes	3
Catherine MacGregor *Group CEO and Director, Engie S.A.*	54	2023	Yes	1
Mark A. L. Mason *Executive Vice Chair and Senior Executive Advisor to the Chair and CEO, Citigroup Inc.*	57	2023	Yes	0
Satya Nadella *Chairman and CEO, Microsoft Corporation*	59	2014	No	0
Sandra E. Peterson *Lead Independent Director, Microsoft Corporation; Operating Partner, Clayton, Dubilier & Rice, LLC*	67	2015	Yes	1
Penny S. Pritzker *Founder and Chairman, PSP Partners, LLC*	67	2017	Yes	0
John David Rainey *Executive Vice President and CFO, Walmart Inc.*	56	2025	Yes	0
Charles W. Scharf *Chairman and CEO, Wells Fargo & Company*	61	2014	Yes	1
John W. Stanton *Founder and Chairman, Trilogy Partnerships*	71	2014	Yes	1
Emma N. Walmsley *Former CEO and Director, GSK plc*	57	2019	Yes	0

Committee Memberships

The following table provides current membership for each Board committee.

Name	Audit and Finance	Compensation	Environmental, Social, and Public Policy	Governance and Nominating
Carmine Di Sibio	Financial Expert and Member	Member		
Reid G. Hoffman*			Member	
Hugh F. Johnston*	Chair, Financial Expert			
Teri L. List	Financial Expert and Member			Member
Catherine MacGregor		Chair	Member	
Mark A. L. Mason	Financial Expert and Member			Member
Satya Nadella				
Sandra E. Peterson		Member		Chair
Penny S. Pritzker			Chair	
John David Rainey	Financial Expert and Member			
Charles W. Scharf		Member		Member
John W. Stanton	Member		Member	
Emma N. Walmsley		Member	Member	

* Mr. Hoffman and Mr. Johnston are not seeking re-election at the 2026 Annual Meeting. The Board will consider committee appointments for Mr. Collison if he is elected to the Board.

Executive Compensation Advisory Vote

Our Board recommends that shareholders vote to approve, on an advisory basis, the compensation paid to the Company's named executive officers ("Named Executives") as described in this Proxy Statement ("say-on-pay vote"), for the reasons below.

Pay for Performance

We have executed on our pay for performance philosophy.

- Over 95% of the annual target compensation opportunity for our CEO is performance-based and over 50% for our other Named Executives
- Cash incentive awards are structured 50% (70% for CEO) based on pre-established goals (balance of growth and profitability goals) and 50% (30% for CEO) based on operational performance as assessed across three performance categories, diversifying the risk associated with any single aspect of performance
- The metrics for our performance stock awards are reviewed annually to ensure they reflect key business developments that drive long-term growth
- Our performance stock awards ("PSAs") include a relative total shareholder return ("TSR") modifier to reward significant positive outperformance relative to the S&P 500 and reduce rewards for underperformance to align executives' and shareholders' long-term interests
- At least 80% of target compensation for our Named Executives was equity-based, with average across all Named Executives over 85%, providing incentives to drive long-term business success and direct alignment with returns to shareholders

Sound Program Design

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership, while considering Company and individual performance and alignment with the long-term interests of our shareholders. We achieve our objectives through compensation that:

- Provides a competitive total pay opportunity
- Delivers a majority of pay based on performance
- Consists primarily of stock-based compensation
- Enhances long-term focus through multi-year performance requirements or vesting of stock-based compensation
- Does not encourage unnecessary and excessive risk taking

See Part 2 – Named Executive Officer Compensation for more information.

Business Overview

Our Business Performance

In fiscal year 2026, we continued to achieve strong business results, focusing on enabling the success and earning the trust of our customers. We create platforms and tools, powered by AI, that deliver innovative solutions that meet the evolving needs of our customers. From infrastructure and data, to business applications and collaboration, we provide unique, differentiated value to customers.

Fiscal Year 2026 Business Performance Highlights

Revenue (↑18%)	Operating Income (↑21%)	Net Income (↑31%)	Diluted Earnings per Share (↑32%)
$331.8 billion	$155.2 billion	$133.7 billion	$17.95

Highlights from fiscal year 2026 include the following metrics. Percentages are year-over-year.

- Microsoft Cloud revenue increased 27% to $214.4 billion
- Commercial remaining performance obligation increased 84% to $678 billion
- Microsoft 365 Commercial cloud revenue increased 17%
- Microsoft 365 Consumer cloud revenue increased 28%
- LinkedIn revenue increased 11%
- Dynamics 365 revenue increased 18%
- Azure and other cloud services revenue increased 41%
- Windows OEM and Devices revenue decreased slightly
- XBOX content and services revenue decreased 5%
- Search advertising (formerly Search and news advertising) revenue excluding traffic acquisition costs increased 12%

More information regarding our fiscal year 2026 key performance metrics and their definitions is available in our Form 10-K for the fiscal year ended June 30, 2026.

Governance and Board Best Practices

Our mission to empower every person and every organization on the planet to achieve more is ambitious, and we cannot fulfill it with a narrow or short-term focus. Our adoption of leading governance practices fosters our sustained business success over the long term. Strong corporate governance, informed by participation from our shareholders, is essential to achieving our mission. The Lead Independent Director and Compensation Committee chair have ongoing consultations on governance and executive compensation topics with a cross-section of Microsoft's large institutional investors.

Our Board believes that having a diverse mix of directors with complementary qualifications, expertise, and perspectives is essential to meeting its oversight responsibility. Of our 12 Board nominees, 11 are independent. Having an independent Board is a core element of our governance philosophy. For a comprehensive discussion of our director nominees' qualifications and expertise, please see Part 1 – Board of Directors and Governance – Board Composition.

Board Nominee Demographics

6.8 Years Average Tenure

59 Years Average Age

58% Total Diversity

5 Women Nominees

2 Ethnically Diverse Nominees

Independent, Effective Board Oversight

- Lead Independent Director
- 11 of 12 director nominees are independent
- All committee chairs and members are independent
- Board-adopted refreshment commitment to maintain an average tenure of 10 years or less for its independent directors as a group
- The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential Board nominees and CEO candidates
- Executive sessions provided for all quarterly Board and committee meetings
- Annual Board and committee evaluations, periodically using a third-party facilitator to conduct the evaluations
- Director orientation and continuing education and strategy programs for directors
- All current Audit and Finance Committee members meet the Nasdaq Stock Market LLC listing standard of financial sophistication, and five members are "audit committee financial experts" under the Securities and Exchange Commission rules

Shareholder Rights

- Single class of stock with equal voting rights
- All directors are elected annually
- Directors are elected by majority vote in uncontested elections
- Confidential voting policy
- 15% of outstanding shares can call a special meeting
- Our Bylaws provide for "proxy access" by shareholders

See Part 1 – Board of Directors and Governance and Part 5 – Information About the Meeting for more information.

1. Board of Directors and Governance

Microsoft's leadership in the artificial intelligence ("AI") era depends not only on innovation, but also on earning and sustaining trust. As the Company develops and deploys technologies that are central to the way people and organizations work, communicate, and create, the Board believes that strong governance, effective oversight, and accountability are essential to long-term success. The Board remains focused on advancing Microsoft's mission and strategic priorities in ways that sustain the trust placed in the Company by customers, partners, shareholders, and society.

Microsoft seeks to earn and maintain trust through responsible innovation, principled business practices, and transparency. As Microsoft develops and deploys technologies that increasingly shape how people and organizations work, communicate, and create, the Company remains committed to the responsible use of AI, protecting privacy, and advancing digital safety and cybersecurity. These commitments are supported by Microsoft's longstanding culture of integrity and accountability, which is reflected in the Microsoft Standards of Business Conduct (our "Trust Code"), available at aka.ms/policiesandguidelines, and applies to our employees, executive officers, and members of the Board. We further strengthen accountability through comprehensive public reporting on our policies, practices, and performance, providing stakeholders visibility into how we are meeting our commitments and responsibilities. Our Reports Hub, available at microsoft.com/transparency, offers a centralized view of reporting across a wide range of topics, including environmental sustainability, human rights, and political engagement.

Board of Directors Stewardship

Shareholders elect our Board to serve their long-term interests and to oversee management. Our Board and its committees work closely with management to provide oversight, review, and counsel related to long-term strategy, risks and opportunities, and feedback from shareholders.

Strategy

Led by our CEO, senior leadership develops and executes our business strategy. They manage our operations and work to model our desired culture, create innovative products, establish accountability, and control risk. Our CEO and senior leadership also align our structure, operations, people, policies, and compliance efforts to our mission, priorities, and culture.

One of our Board's primary responsibilities is overseeing management's development and execution of the Company's strategy. The Board works closely with senior leadership to respond to a dynamic business environment. Management benefits from the insights and perspectives of a diverse mix of directors with complementary qualifications, expertise, and attributes. Senior leadership and other leaders from across the Company provide business and strategy updates to our Board through regular strategy-focused meetings. At meetings throughout the year, the Board also assesses the strategic alignment of the Company's budget and capital plan, business initiatives, and its strategic acquisition and integration process. For major initiatives, such as our approaches to security, quality, and reliability, the Board engages with management on strategic vision, investments, partnerships, capital requirements, and risks.

Risk Oversight

Effective risk management is critical to Microsoft's ability to achieve its mission. The Board exercises direct oversight of strategic risks to the Company and other risk areas not delegated to one of the Board's committees. Our Board looks to the expertise of its committees to provide strategic oversight in their areas of focus. The committees are charged with specific areas of risk oversight and regularly report back to the full Board.

The Board of Directors

The Board oversees business affairs, integrity, risk management, CEO succession planning, and other matters reserved to the full Board and performs the annual CEO evaluation.

Audit and Finance Committee

Oversees the Company's processes to manage risk; the Company's financial statements; compliance with legal and regulatory requirements and corporate policies and controls, including controls over financial reporting, computerized information systems and security; the management of the Company's capital structure, financial resources, and other significant financial issues; and the independent auditor and internal audit function.

Compensation Committee

Oversees the Company's compensation and benefits programs; human capital management and culture principles and programs; senior leadership succession planning and compensation; and advises the Board on CEO compensation.

Environmental, Social, and Public Policy Committee

Oversees key non-financial regulatory risks; management policies and programs relating to key environmental and social matters, including climate change and environmental sustainability, competition and antitrust, privacy, national security, trade, digital safety, responsible AI, accessibility, human rights, responsible sourcing, and infrastructure and datacenter localization; and reviews government relations activities and public policy agenda.

Governance and Nominating Committee

Oversees director selection and succession planning; Board effectiveness and independence, committee functions and charters; adherence to our corporate governance framework; and other corporate governance matters.

Company Management

The Board, in consultation with each of its committees, oversees Company management in exercising its responsibility of managing risk. The Board relies upon senior leadership to supervise risk management activities within the Company. Senior leadership is responsible for developing a continuously improving culture of risk-aware practices to identify and manage the appropriate level of risk in pursuit of our business objectives. On a regular basis, the Board and its committees engage with our senior leadership, our chief risk executive and chief compliance officer, and other members of management on risk as part of broad strategic and operational discussions which encompass interrelated risks, as well as on a risk-by-risk basis. In addition, our integrated enterprise risk management approach is supported by operational management within business units, compliance and investigatory teams, enterprise and operational risk teams, internal audit and external audit reviews, and our legal department. Microsoft has also established robust standards of business conduct that apply to all employees globally and provides numerous methods for employees to elevate risk concerns directly to management or through anonymous channels.

Internal Audit

Provides independent and objective audit, investigative, and advisory services designed to provide assurance that the Company is appropriately addressing its risks; assists senior leadership and the Board in accomplishing their objectives by bringing a systematic, disciplined, technology-enabled approach to evaluate, investigate, and improve the effectiveness of risk management, governance, controls, and operations. AI tools and automation are embedded in the audit process to enhance visibility and accelerate reporting. The Audit and Finance Committee reviews the internal audit assessment quarterly.

Integrated Enterprise Risk Management

Our integrated enterprise risk management approach establishes clear accountability and fosters collaboration across business units and compliance, audit, and legal functions. Senior leadership, with support of assigned risk owners, leads the identification, assessment, prioritization, and mitigation of the Company's most significant risks with input from operational management, operational risk teams, and subject matter experts. The enterprise risk management team coordinates cross-company risk assessments and partners with internal audit to ensure focus on most significant risks. The Audit and Finance Committee reviews the enterprise risk management assessment semi-annually.

Regulatory Governance

To comply with the accelerating global regulatory obligations, the Company has implemented comprehensive compliance programs across its operations to adapt to these changes and to maintain customer and regulator confidence. The Company monitors regulatory developments around the world and implements policies, controls, and technical safeguards so that its operations, products, services, and infrastructure meet applicable legal standards. The Company's business teams, with legal support, manage the compliance programs and prepare external regulatory and commercial reporting, and the Company's internal audit teams conduct reviews of the programs and processes.

Selected Areas of Oversight

Cybersecurity	The Board maintains direct oversight over cybersecurity risk. The Board receives and provides feedback on regular updates from management regarding cybersecurity governance processes, the status of projects to strengthen internal cybersecurity, security features of the products and services we provide our customers, and the results of security breach simulations. Cybersecurity reviews by the Board are scheduled to occur at least quarterly, or more frequently as determined to be necessary or advisable. The Board also discusses recent incidents throughout the industry and the emerging threat landscape.
AI Strategy, Governance, and Regulation	The Board maintains direct oversight over AI strategy risk. Our Environmental, Social, and Public Policy Committee assists the Board in overseeing Microsoft's AI governance and regulation risk and provides oversight and guidance on Microsoft's responsible AI policies and programs. The Committee receives and provides feedback on regular updates from management regarding Microsoft's ability to design, build, use, and access AI in a way that is responsible and meets customer expectations and regulatory requirements.
Capacity and Cloud Supply Chain	Our Audit and Finance Committee and Environmental, Social, and Public Policy Committee assist the Board in overseeing Microsoft's ability to meet targets due to rising demand within cloud infrastructure lead times and supply chain constraints. The Committees regularly interact with management on network and capacity delivery, resource availability, supplier diversification, and geopolitical effects.
Software and Services Quality and Availability	The Board maintains direct oversight over Microsoft's ability to consistently meet customer expectations on reliability, availability, and quality of products and services. The Board receives and provides feedback on regular updates from management regarding Microsoft's products and services resiliency, which is part of the design, engineering, and operations for constant availability and customer satisfaction.
Digital Safety and Service Misuse	Our Environmental, Social, and Public Policy Committee assists the Board in overseeing Microsoft's digital safety and service misuse risk. The Committee receives and provides feedback on regular updates from management regarding the protection of users from potential mental, physical, or other harms caused by content or conduct on Microsoft services, as well as the evolving regulatory landscape.
Culture, Workplace, and Talent Management	The Compensation Committee assists the Board in overseeing Microsoft's human capital management. The Board and the Compensation Committee engage with senior leadership, including Human Resources executives, across a broad range of human capital management topics. Management prepares and reviews with the Board a variety of materials relating to succession planning and development, compensation, benefits, employee recruiting and retention, and culture. The Compensation Committee and Audit and Finance Committee also evaluate management's annual assessment of risk related to our compensation policies and practices, including reviewing the work of management's Sales Incentive Compensation Governance Committee.
Sustainability	Our Environmental, Social, and Public Policy Committee assists the Board in overseeing Microsoft's environmental sustainability commitments, customer expectations, and applicable regulatory requirements. The Committee receives updates and provides feedback on Microsoft's progress towards environmental sustainability commitments across climate, water, waste, and biodiversity, as well as emerging regulations and other requirements.

Our Governance Structure

Framework

We have developed a corporate governance framework designed to ensure our Board has the practices in place to review and evaluate our business operations and to make decisions independent of management. Our goal is to align the interests of directors, management, and shareholders, and comply with or exceed the requirements of the Nasdaq Stock Market LLC ("Nasdaq") and applicable laws and regulations. This framework establishes the practices our Board follows with respect to, among other things, Board composition and member selection, Board meetings and involvement of senior leadership, director compensation, CEO performance evaluation, management succession planning, and Board committees. The Board is committed to seeking opportunities for improvements on an ongoing basis. Each summer, the Board reviews and, if appropriate, updates our corporate governance framework based on shareholder feedback, results from the annual shareholders meeting, the Board and committees' annual assessments, governance best practices, and regulatory developments. The documents listed below, and available on our website at aka.ms/policiesandguidelines, are maintained by the Company as part of our governance framework.

- Articles of Incorporation
- Bylaws
- Corporate Governance Guidelines
- Director Independence Guidelines
- Microsoft Finance Code of Professional Conduct
- Microsoft Standards of Business Conduct (our "Trust Code")
- Audit and Finance Committee Charter and Responsibilities Calendar
- Compensation Committee Charter
- Environmental, Social, and Public Policy Committee Charter
- Governance and Nominating Committee Charter
- Executive Stock Ownership Policy
- Executive Compensation Recovery Policy
- Compensation Consultant Independence Standards

Shareholder Rights

Microsoft strives to implement best practices in shareholder rights and to ensure the Company and Board align with the long-term interests of shareholders. We have enhanced our corporate governance framework over time based on input from our Board, shareholders, and other governance experts. Shareholder rights include:

- Single class of shares with each share entitled to one vote
- Annual election of all directors (unclassified board)
- Majority voting standard for directors in uncontested elections
- Confidential voting policy
- Shareholders of 15% of outstanding shares have the right to call a special meeting
- Proxy access bylaw allows groups of up to 20 shareholders holding 3% of shares for at least three years to nominate up to two individuals or 20% of the Board (whichever is greater) for inclusion in the proxy statement and ballot for election at an annual shareholders meeting

Other requirements that align Company and long-term interests of shareholders include:

- Significant stock ownership requirements for directors, executive officers, and other senior leaders
- Comprehensive 'no-fault' executive compensation recovery ("clawback") policy that applies to executive officers, other senior leaders, and our chief accounting officer
- Strict hedging and pledging prohibitions against our directors and executive officers hedging their ownership of Microsoft stock, including by trading in options, puts, calls, or other derivative instruments related to Company equity or debt securities. Directors and executive officers are prohibited from purchasing Microsoft stock on margin, borrowing against Microsoft stock held in a margin account, or pledging Microsoft stock as collateral for a loan
- Board tenure policy that seeks to maintain an average tenure of 10 years or less for the Board's independent directors as a group
- Public company board service guideline that, absent circumstances that enable the director to have sufficient capacity, generally no director should serve on more than three other public company boards. Directors who are current CEOs should not serve on more than one other public company board

Shareholder Engagement

Effective corporate governance includes regular, constructive conversations with our shareholders to proactively seek shareholder insights and to answer shareholder inquiries. We maintain an active dialogue with shareholders to ensure we thoughtfully consider a diversity of perspectives on issues including strategy, business performance, risk, culture and workplace topics, compensation practices, and a broad range of environmental and social topics. As noted above, the Board updates our corporate governance framework each summer based on a number of inputs, including shareholder feedback.

Our Office of the Corporate Secretary coordinates shareholder engagement with Investor Relations and provides a summary of all relevant environmental, social, and governance ("ESG") feedback to our Board. In fiscal year 2026, we engaged on ESG topics with a cross-section of shareholders owning approximately 50% of Microsoft shares. The Lead Independent Director and Compensation Committee chair also have ongoing consultations on governance and executive compensation topics with a cross-section of Microsoft's large institutional investors. In addition, throughout the year our Investor Relations group engages with our shareholders, frequently along with Satya Nadella, our Chairman and CEO, and Amy Hood, our CFO.

We also share relevant information through our Investor Relations website, our Annual Report, this Proxy Statement, our Reports Hub, and in posts on the Microsoft On the Issues blog.

Board Leadership

The Board's independent directors elected Satya Nadella to the role of Chairman and CEO, and Sandra Peterson as Lead Independent Director.

In his role, Mr. Nadella leverages his deep understanding of the business to elevate the right strategic opportunities and identify key risks and mitigation approaches for the Board's review. As Lead Independent Director, Ms. Peterson has a clearly defined set of responsibilities, significant authority, and provides independent Board leadership. Key responsibilities and authority include:

- Chairing executive sessions and coordinates activities of the independent directors
- Leading the Board's annual CEO performance evaluation
- Coordinating Board oversight of CEO succession planning, including maintenance of an emergency succession plan
- Shaping, reviewing, and has final authority to approve the agenda and schedule for Board meetings
- Chairing the annual shareholders meeting
- Acting as liaison between the independent directors and the Chairman and CEO
- Authorizing retention of outside counsel, advisors, or other consultants who report directly to the Board
- Leading the Board meetings when the Chairman and CEO is not present
- Calling meetings of the independent directors
- Representing the Board with internal and external audiences, including shareholders

The Board does not have a policy as to whether the Chairman should be an independent director, an affiliated director, or a member of management. The independent directors annually appoint a Chairman of the Board. To ensure robust independent leadership on the Board, if the individual appointed as Chairman is not an independent director, or when the independent directors determine that it is in the best interests of the Company, the independent directors will also annually appoint a Lead Independent Director. Our Board believes its current leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and the independent members of our Board. It does this by giving primary responsibility for the operational leadership and strategic direction of the Company to our Chairman and Chief Executive Officer, while enabling the Lead Independent Director to facilitate our Board's independent oversight of management, promote communication between management and our Board, and support our Board's consideration of key governance matters. The Board believes its programs for overseeing risk, as described in this Part 1 under "Risk Oversight," would be effective under a variety of leadership frameworks and therefore do not materially affect its choice of structure.

CEO Succession

A primary responsibility of the Board is planning for CEO succession and overseeing identification and development of other senior officers. The Board and the Compensation Committee work with the CEO and our Chief Human Resources Officer to plan for succession. For the CEO, the succession plan covers identification of internal and external candidates, and professional and leadership development plans for internal candidates. The Board annually reviews the CEO succession plan. The criteria used to assess potential CEO candidates are formulated based on the Company's business strategies, and include strategic vision, leadership, and operational execution. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential CEO candidates. The Board maintains an emergency succession contingency plan that is reviewed on an annual basis by the Board and Governance and Nominating Committee. The plan identifies roles and responsibilities of individuals who would act if an unforeseen event prevented the CEO from continuing to serve. The Compensation Committee reviews the plan with the CEO and reports to the Board on development and succession plans for the other senior officers. The Board may review development and succession planning more frequently as it deems necessary or desirable.

Annual Board and Committee Evaluation Process

The Board is committed to a rigorous self-evaluation process. The Governance and Nominating Committee annually evaluates the performance of the Board. In fiscal year 2026, the evaluation included utilizing a third-party facilitator to seek feedback from each director on the performance of the Board and each committee. The results were reported to and discussed with the Board and each relevant committee.

Our evaluation process is designed to elicit feedback on the processes, structure, composition, and effectiveness of the Board and each committee. The evaluation results have facilitated increased Board and committee effectiveness, including driving clarity on key areas for the Board's focus over the coming year, focus on sustainable growth strategies for the Company, and input on management development and succession planning, as well as Board and committee composition and recruiting.

Director Attendance

Each quarter, our Board holds two-day meetings comprised of committee and Board meetings. At each quarterly Board meeting, time is set aside for the independent directors to meet without management present. Additional executive sessions are held as needed.

In addition to the quarterly meetings, typically there are other regularly scheduled Board and committee meetings and several special meetings each year. Our Board met nine times during fiscal year 2026. In addition, the Board held periodic strategy sessions, which included presentations and discussions with senior officers and other senior leadership.

Each director nominee attended at least 75% of the aggregate of all fiscal year 2026 meetings of the Board and each committee on which he or she served. In fiscal year 2026, the Board and committees of the Board held a total of 33 meetings. Together, the director nominees attended at least 90% of the combined total meetings of the Board and the committees on which they were members in fiscal year 2026.

Directors are expected to attend the annual shareholders meeting, if practicable. All directors attended the 2025 Annual Meeting.

Director Orientation and Continuing Education

Our orientation programs are designed to familiarize new directors with our businesses, strategies, and policies and assist new directors in developing Company and industry knowledge to optimize their service on the Board.

We support our directors in their continuing education by providing programs that enhance the skills and knowledge directors use to perform their responsibilities. These programs may include internally developed programs or programs presented by third parties. Past sessions covered topics ranging from Microsoft's evolving marketing and brand strategy to hands-on experiences with the Gaming and XBOX roadmap and the Company's vision for Microsoft AI.

Director Stock Ownership Policy

To align the interests of our directors and shareholders, our directors are required to own Microsoft shares equal in value to at least three times the base annual retainer (cash and stock) payable to a director. Each director must retain 50% of all net shares (post-tax) from the retainer until reaching the minimum share ownership requirement. Stock deferred under the Deferred Compensation Plan for Non-Employee Directors counts toward the minimum ownership requirement. Each of our directors complied with our stock ownership policy in fiscal year 2026.

Derivatives Trading, Hedging, and Pledging

Our directors and executive officers are prohibited from trading in options, puts, calls, or other derivative instruments related to Microsoft equity or debt securities. They also are prohibited from purchasing Microsoft common stock on margin, borrowing against Microsoft common stock held in a margin account, or pledging Microsoft common stock as collateral for a loan. Employees, other than executive officers, are generally permitted to engage in transactions designed to hedge or offset market risk.

Insider Trading Policies and Procedures

We have adopted insider trading policies and procedures applicable to our directors, officers, and employees, and have implemented processes for the Company that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the Nasdaq listing standards. Our General Insider Trading Policy prohibits our employees and related persons and entities from trading in securities of Microsoft and other companies while in possession of material, nonpublic information. Our General Insider Trading Policy also prohibits our employees from disclosing material, nonpublic information of Microsoft, or another publicly traded company, to others who may trade on the basis of that information. Our Restricted Trading Window Policy requires that certain officers of the Company (corporate vice presidents and above) and other designated employees only transact in Microsoft securities during an open window period, subject to limited exceptions. In addition, certain officers of the Company are required to obtain approval in advance of transactions in Microsoft securities. Our executive officers and directors must also comply with additional trading restrictions. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our General Insider Trading Policy, Restricted Trading Window Policy, and Insider Trading Compliance and Preclearance Policies for Section 16 Officers and Directors of Microsoft, copies of which can be found as exhibits to our Annual Report on Form 10-K for the fiscal year ended June 30, 2026.

Board Independence

The Board's independence enables it to be objective and critical in carrying out its oversight responsibilities. The Corporate Governance Guidelines provide that a substantial majority of our directors will be independent. The independent members of the Board annually appoint a Lead Independent Director to facilitate the Board's oversight of management, promote communication between management and our Board, engage with shareholders, and lead consideration of key governance matters. Key elements of our Board independence include:

- **11 of 12 director nominees are independent**. We are committed to maintaining a substantial majority of directors who are independent of the Company and management. Except for our Chairman and CEO, Satya Nadella, all director nominees are independent
- **Board tenure**. We are committed to board refreshment. To strike a balance between retaining directors with deep knowledge of the Company and adding directors with a fresh perspective, the Board seeks to maintain an average tenure of 10 years or less for its independent directors as a group. The average tenure for our independent director nominees is 6.7 years. The average tenure is 6.8 years if Mr. Nadella is included
- **Board diversity**. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool of potential Board nominees and CEO candidates
- **Executive sessions of independent directors**. At each quarterly Board meeting, time is set aside for the independent directors to meet in executive session without management present. Additional executive sessions are held as needed
- **Committee independence**. Only independent directors are members of the Board's committees. Each committee meets regularly in executive session
- **Independent compensation consultant**. The compensation consultant retained by the Compensation Committee is independent of the Company and management as required by the Compensation Consultant Independence Standards
- **Lead Independent Director**. As described in the "Board Leadership" section, the Lead Independent Director has a clearly defined set of responsibilities, significant authority, and provides independent Board leadership

Board Committees

To support effective corporate governance, our Board delegates certain responsibilities to its committees, who report on their activities to the Board. These committees have the authority to engage legal counsel or other advisors or consultants as they deem appropriate to carry out their responsibilities. Our Board has four standing committees: an Audit and Finance Committee, a Compensation Committee, an Environmental, Social, and Public Policy Committee, and a Governance and Nominating Committee.

The table below provides current membership for each Board committee, followed by a summary of each committee's responsibilities. Each committee has a charter describing its specific responsibilities which can be found on our website at aka.ms/boardcommittees.

Director	Audit and Finance	Compensation	Environmental, Social, and Public Policy	Governance and Nominating
Carmine Di Sibio	Financial Expert and Member	Member		
Reid G. Hoffman*			Member	
Hugh F. Johnston*	Chair, Financial Expert			
Teri L. List	Financial Expert and Member			Member
Catherine MacGregor		Chair	Member	
Mark A. L. Mason	Financial Expert and Member			Member
Satya Nadella				
Sandra E. Peterson		Member		Chair
Penny S. Pritzker			Chair	
John David Rainey	Financial Expert and Member			
Charles W. Scharf		Member		Member
John W. Stanton	Member		Member	
Emma N. Walmsley		Member	Member	
Number of meetings in fiscal year 2026	8	6	4	6

* Mr. Hoffman and Mr. Johnston are not seeking re-election at the 2026 Annual Meeting. John Collison is nominated for election to the Board at the Annual Meeting. The Board will consider committee appointments for Mr. Collison if he is elected to the Board.

Audit and Finance Committee

- Oversee the work of our accounting function and internal control over financial reporting
- Oversee internal auditing processes
- Inquire about significant risks, review our policies for enterprise risk assessment and risk management, and except as to those risks for which oversight has been assigned to other committees of the Board or retained by the Board, assess the steps management has taken to control these risks
- Review with management policies, practices, compliance, and risks relating to our investment portfolio
- Review with management the Company's business continuity, resiliency, and disaster preparedness planning
- Review compliance with significant applicable legal, ethical, and regulatory requirements, including those relating to regulatory matters that may have a material impact on our consolidated financial statements or internal control over financial reporting
- Oversee management of the Company's capital structure, financial resources, and other significant financial issues

The Audit and Finance Committee is responsible for the compensation, retention, and oversight of the independent auditor engaged to issue audit reports on our consolidated financial statements and internal control over financial reporting. The Audit and Finance Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities.

The Board has determined that each Audit and Finance Committee member has sufficient knowledge in financial and auditing matters to serve on the Audit and Finance Committee. All current members of the Audit and Finance Committee meet the Nasdaq listing standard of financial sophistication and five are "audit committee financial experts" under Securities and Exchange Commission ("SEC") rules.

As provided in our Corporate Governance Guidelines, members of the Audit and Finance Committee ordinarily may not serve on over three public company audit committees (including Microsoft's). In calculating service on a public company board or audit committee, service on a board or audit committee of a parent and its substantially-owned subsidiary counts as service on a single board or audit committee. Any Audit and Finance Committee member's service on over three public company audit committees will be subject to the Board's determination that the member is able to effectively serve on the Company's Audit and Finance Committee. The Governance and Nominating Committee and the Board considered Ms. List's service on four public company audit committees, including her professional qualifications, former experience as a public company chief financial officer, the fact she is retired from active employment, and the nature of and time involved in her service on other boards. Following such review, the Board determined that Ms. List is able to effectively continue to serve on the Company's Audit and Finance Committee.

Compensation Committee

- Assist our Board in establishing the annual goals and objectives of our CEO
- Establish the process for annually reviewing our CEO's performance
- Recommend our CEO's compensation to the independent members of our Board for approval
- Approve annual compensation, annual goals and objectives, and in consultation with the CEO, oversee performance evaluations for the other executive officers
- Review and discuss with the CEO and report to the Board development and corporate succession plans for the non-CEO senior officers
- Oversee administration of the Company's equity-based compensation and retirement plans
- Monitor and evaluate the compensation and benefits structure of Microsoft as the Committee deems appropriate, including policies regarding senior officer compensation
- Oversee and advise the Board and management about Company programs for culture and human capital management
- Periodically review the compensation paid to non-employee directors and make recommendations to our Board for any adjustments
- Oversee the process and review the results of investigations of any sexual harassment complaints against senior officers. The Committee will report to the full Board on the conclusions of any investigation that results in a founded determination and the disciplinary and other actions taken

Our senior executives for Human Resources support the Compensation Committee in its work. The Committee may delegate its authority to subcommittees and to one or more designated members of the Committee. The Committee may delegate to one or more executive officers the authority to make grants of equity-based compensation to eligible individuals who are not executive officers and to administer the Company's equity-based compensation plans. The Committee has delegated to senior leadership the authority to make stock award grants to employees who are not Section 16 officers and to administer the Company's equity-based compensation plans.

Independent compensation consultant. The Compensation Committee retained Pay Governance LLC as its independent compensation consultant throughout fiscal year 2026. The consultant advises the Committee on marketplace trends in executive compensation, management proposals for compensation programs, and executive officer compensation decisions. The consultant also evaluates compensation for non-employee directors, other members of senior leadership, and equity compensation programs generally. The consultant discusses recommendations to the Board on CEO compensation with the Committee and is directly accountable to the Committee. To maintain the independence of the consultant's advice, the firm does not provide services to Microsoft other than those described above. The Committee has adopted Compensation Consultant Independence Standards, which can be viewed on our website at aka.ms/policiesandguidelines. These standards require that the Committee annually assess the independence of its compensation consultant. A consultant satisfying the following requirements will be considered independent. The consultant (including each individual employee of the consultant providing services):

- Is retained and terminated by, has its compensation fixed by, and reports solely to, the Compensation Committee
- Is independent of the Company
- Will not perform any work for Company management except at the request of the Compensation Committee chair and in the capacity of the Committee's agent

- Should not provide any unrelated services or products to the Company and its affiliates or management, except for surveys purchased from the consultant's firm

In assessing the consultant's independence, the Compensation Committee considers the nature and amount of work performed for the Committee during the year, the nature of any unrelated services performed for the Company, and the fees paid for those services in relation to the firm's total revenue. The consultant annually prepares for the Committee an independence letter providing assurances and confirmation of the consultant's independent status under the standards. The Committee believes that Pay Governance has been independent during its service for the Committee.

Environmental, Social, and Public Policy Committee

- Assist the Board in overseeing the Company's key non-financial regulatory risks that may have a material impact on the Company and its ability to sustain trust with customers, employees, and the public
- Oversee management policies and programs relating to key environmental and social matters including climate change and environmental sustainability, competition and antitrust, privacy, national security, trade, digital safety, responsible AI, accessibility, human rights, responsible sourcing, and infrastructure and datacenter localization
- Review our government relations activity and political activities and expenditures
- Review our public policy agenda and position on significant public policy matters

Governance and Nominating Committee

- Determine and recommend the slate of director nominees for election to our Board during the annual shareholders meeting
- Identify, recruit, and recommend candidates for the Board
- Review and make recommendations to the Board about the composition of Board committees
- Annually evaluate the performance and effectiveness of the Board
- Annually assess the independence of each director
- Monitor adherence to, review, develop, and recommend changes to our corporate governance framework
- Review and provide guidance to the Board and management about the framework for the Board's oversight of, and involvement in, shareholder engagement, including shareholder proposals
- Annually review the charters of Board committees and, after consultation with the respective committees, recommend to the Board appropriate changes
- Oversee the process and review the results of investigations of any sexual harassment complaints against members of the Board and the Chief Executive Officer. The Committee will report to the full Board on the conclusions of any investigation that results in a founded determination and the disciplinary and other actions taken

Director Selection and Qualifications

Shareholders elect our Board of Directors annually. In making its annual director nominations determination, the Board's objective is to recommend a group of directors that can best ensure the continuing success of our business and represent shareholder interests through the exercise of sound judgment using its diversity of experience and perspectives.

The Governance and Nominating Committee recommends to the Board director candidates for nomination and election during the annual shareholders meeting or for appointment to fill vacancies. The Committee works with our Board to strategically consider the composition and skills needed on the Board over the short-, medium-, and long-term. In doing so, they determine the characteristics, skills, and experience for the Board as a whole and its individual members with the objective of having a board with diverse backgrounds, skills, and experience. In making its recommendations to our Board, the Committee considers the qualifications of individual director candidates applying the Board membership criteria described below. The Committee retains any search firm involved in identifying potential candidates and approves their fees.

For all directors, we require an independent mindset, integrity, personal and professional ethics, business judgment, and the ability and willingness to commit sufficient time to the Board. Our Board considers many factors in evaluating the suitability of individual

director candidates, including their general understanding of global business, sales and marketing, finance, and other disciplines relevant to the success of a large, publicly traded company; understanding of our business and technology; educational and professional background; personal accomplishment; and geographic, gender, age, and ethnic diversity.

This Proxy Statement includes a table summarizing the key qualifications, expertise, and attributes currently most relevant to the decision to nominate candidates to serve on the Board. As the Board continuously works to align the skillsets of directors to the needs of the Company, it also expects that each member will be able to understand and contribute meaningfully to the oversight of the range of material business, risk, and regulatory issues the Company faces. As the Company's business changes over time, the Board is committed to continuously evaluating what skills may be helpful to meet the evolving needs of the Company and seeking new directors with the necessary skills. Management's responsibility includes educating and communicating to the Board in a way that enables effective oversight of this broad set of issues. The Board is committed to actively seeking highly qualified women and individuals from minority groups to include in the pool from which new candidates are selected. We work with our search firm to ensure the candidate slate provided to the Committee includes diverse candidates.

The Board does not believe that directors should expect to be re-nominated annually. In determining whether to recommend a director for re-election, the Committee considers the director's participation in and contributions to the activities of the Board, the results of the most recent Board evaluation, and meeting attendance.

When the Committee recruits new director candidates, that process typically involves either a search firm or a member of the Committee contacting a prospect to assess interest and availability. A candidate will then meet with members of the Board and Mr. Nadella and then meet with members of management as appropriate. At the same time, the Committee and the search firm typically contacts references for the candidate. A background check is completed in connection with a candidate's nomination by the Board.

Shareholders have previously elected all Board nominees, except Mr. Collison and Mr. Di Sibio.

The Committee assesses its efforts to maintain an effective and diverse board as part of its regular responsibilities, which include annually:

- Reporting to our Board on the performance and effectiveness of the Board
- Presenting to our Board individuals recommended for election to the Board at the annual shareholders meeting
- Assessing the Committee's own performance

Shareholder Recommendations and Nominations of Director Candidates

Recommendations

The Governance and Nominating Committee considers shareholder recommendations for candidates for the Board of Directors using the same criteria described above. The name of any recommended candidate for director, together with a brief biography, a document indicating the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of Company stock must be sent to the attention of MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA, 98052-6399.

Our Board and the Governance and Nominating Committee believe that all candidates should be treated equitably with respect to administrative and evidentiary requirements. Therefore, all nominees, whether proposed by the Board or recommended by shareholders, shall be subject to the same standards and informational requirements.

Nominations

Our Bylaws provide for proxy access shareholder nominations of director candidates by eligible shareholders. A shareholder who wishes to formally nominate a candidate, whether for inclusion in the Company's proxy statement or not, must follow the procedures described in Article 1 of our Bylaws. Appropriately nominated proxy access candidates or candidates who comply with both our Advanced Notice Bylaw Provisions and the SEC's Rule 14a-19 will be included in the Company's proxy statement and ballot.

How to Communicate with our Board

We will transmit shareholder communications related to corporate governance and other Board matters to the Board, a committee of the Board, or a director as designated in your message. Communications relating to other topics, including those that are primarily commercial in nature, will not be forwarded.

@ askboard@microsoft.com

MSC 123/9999
Office of the Corporate Secretary
Microsoft Corporation
One Microsoft Way
Redmond, WA 98052-6399

Concerns about accounting or auditing matters or possible violations of our Standards of Business Conduct should be reported under the procedures outlined in the Microsoft Standards of Business Conduct, which is available on our Microsoft integrity website at microsoft.com/legal/compliance/integrity.

Director Independence

Our Board has adopted director independence guidelines to assist in determining each director's independence. These guidelines are available on our website at aka.ms/policiesandguidelines. The guidelines either meet or are more restrictive than the definition of "independent director" in the listing requirements of Nasdaq and applicable laws and regulations. The guidelines identify categories of relationships the Board has determined would not affect a director's independence and therefore are not considered by the Board in determining director independence.

Following the director independence guidelines, each year and before a new director is appointed, the Board must affirmatively determine a director has no relationship that would interfere with the exercise of independent judgment in carrying out their responsibilities as a director. Annually, each director completes a detailed questionnaire that provides information about relationships that might affect the determination of independence. Management provides the Governance and Nominating Committee and Board with relevant known facts and circumstances of any relationship bearing on the independence of a director or nominee that is outside the categories permitted under the director independence guidelines. The Committee then completes an assessment of each director considering all known relevant facts and circumstances concerning any relationship bearing on the independence of a director or nominee. This process includes evaluating whether any identified relationship otherwise adversely affects a director's independence and affirmatively determining that the director has no material relationship with Microsoft, another director, or as a partner, shareholder, or officer of an organization that has a relationship with our Company.

The Governance and Nominating Committee also considers the tenure of a director, and for longer serving directors, whether the duration of service impacts the director's independence from management, as demonstrated by the director's relationship with management and the director's participation in Board and committee deliberations. The Board seeks to maintain an average tenure of 10 years or less for its independent directors as a group.

Based on the review and recommendation by the Governance and Nominating Committee, the Board analyzed the independence of each director and nominee. The Board determined that Mses. List, MacGregor, Peterson, Pritzker, and Walmsley, and Messrs. Collison, Di Sibio, Hoffman, Johnston, Mason, Rainey, Scharf, and Stanton (as well as Carlos Rodriguez, whose Board service ended on December 5, 2025) meet the standards of independence under our Corporate Governance Guidelines, the director independence guidelines, and applicable Nasdaq listing standards, including that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment. In making its independence determination, the Committee and Board considered ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer, and purchases by Microsoft of goods and services from such companies.

Certain Relationships and Related Transactions

We are a global company with extensive operations in the U.S. and many foreign countries. Every year, we spend billions of dollars for goods and services purchased from third parties. The authority of our employees to purchase goods and services is widely dispersed. Because of these wide-ranging activities, there may be transactions, business arrangements, or relationships with businesses and other organizations in which one of our directors, executive officers, nominees for director, or an owner of 5% or more of our stock ("5% shareholders"), or their immediate families, may also be a director, executive officer, or investor, or have

some other direct or indirect material interest ("related entities"). We will refer to these transactions with related entities as related-party transactions where the amount involved exceeds $120,000 and a director, executive officer, nominee for director or 5% shareholders, or immediate family member has a direct or indirect material interest.

Related-party transactions have the potential to create actual or perceived conflicts of interest between Microsoft and its directors, executive officers, nominees for director or 5% shareholders, or their immediate family members. The Audit and Finance Committee has established a written policy and procedures for review and approval of related-party transactions. If a related-party transaction subject to review involves directly or indirectly a member of the Audit and Finance Committee (or an immediate family member or domestic partner), the remaining Committee members will conduct the review. In evaluating a related-party transaction, the Audit and Finance Committee considers, among other factors:

- The goods or services provided by or to the related party
- The nature of the transaction and the costs to be incurred by Microsoft or payments to Microsoft
- The benefits associated with the transaction and whether comparable or alternative goods or services are available to Microsoft from unrelated parties
- The business advantage Microsoft would gain by engaging in the transaction
- The significance of the transaction to Microsoft and to the related party
- Management's determination that the transaction is in the best interests of Microsoft

To receive Audit and Finance Committee approval, a related-party transaction must have a Microsoft business purpose and be on terms that are fair and reasonable to Microsoft and be as favorable to Microsoft as would be available from non-related entities in comparable transactions. The Audit and Finance Committee also requires that the transaction meet the same Microsoft standards that apply to comparable transactions with unaffiliated entities.

During fiscal year 2026, there were ordinary course transactions between Microsoft and certain related entities, for instance the purchase of software licenses by companies of which a director is an executive officer and purchases by Microsoft of goods and services from such companies. None of these transactions constituted a related-party transaction that required approval by the Audit and Finance Committee.

Board Composition

Our Board believes that the current directors and director nominees bring complementary qualifications, expertise, and perspectives that enable effective oversight of the Company's strategy and support long-term value creation for shareholders. Together, they form a skilled, engaged, and independent Board. The biographies below provide additional information about each director's background and relevant experience.

Qualifications and Expertise

Finance and Capital Allocation

- Experience overseeing capital allocation decisions, including infrastructure investments, research and development, and financial risk
- Demonstrated ability to guide enterprises on strategies that balance near-term performance with long-term shareholder value
- Management of finance and financial reporting processes and strategies to ensure accurate and compliant reporting

Global Business

- Experience driving business success in markets around the world, including evaluating international investments, expansion opportunities, sales and marketing, and growth strategies
- Success in building relationships with customers, partners, governments, and other stakeholders across regions and jurisdictions
- Demonstrated insight on geopolitical, economic, and regulatory challenges, risks, and opportunities

Leadership

- Experience leading complex enterprises, resulting in a practical understanding of organizations, processes, and enterprise risk management
- Demonstrated practical insight into business strategy and operations and supporting achievement of strategic priorities
- Service on the board and board committees of other public companies, including experience with corporate governance practices and insights into board oversight

Strategic Transformation

- Experience leading enterprise-wide transformations, including changes to business models, operations, and organizational structures
- Demonstrated ability to lead through periods of technological disruption, market transition, and competitive pressure
- Success driving growth through acquisitions, strategic partnerships, and other business combinations, including through evaluation, execution, and integration

Talent, Culture, and Diversity

- Demonstrated strengths in developing talent, planning succession, and driving change
- Experience building inclusive organizations and developing human capital strategies that help attract, retain, and develop world-class talent
- Contribution of diverse experiences, attributes, and perspectives to the Board's understanding of the needs and viewpoints of our customers, partners, employees, and other stakeholders globally

Technology

- Success in developing, operating, or overseeing technology businesses, products, and platforms
- Experience identifying, evaluating, or adopting emerging technologies, including AI and other disruptive innovation
- Demonstrated competencies in the secure, responsible, and trustworthy deployment of technology, including the oversight and risk management of cybersecurity, privacy, data governance, and AI

Board Nominee Demographics

6.8 Years Average Tenure

59 Years Average Age

58% Total Diversity

5 Women Nominees

2 Ethnically Diverse Nominees

In assessing each director's qualifications and expertise, the Board considered the nature, depth, breadth, duration, and relevance of each nominee's experience related to the capabilities described above, including the scope of their responsibilities and the size and complexity of the organizations in which that experience was gained. The circles reflect the Board's qualitative assessment and are not based solely on the number of listed capabilities satisfied.

Qualifications and Expertise	Collison	Di Sibio	List	MacGregor	Mason	Nadella	Peterson	Pritzker	Rainey	Scharf	Stanton	Walmsley
Finance and Capital Allocation ✔ *Reflects CFO experience*		✔	✔	●	✔	●	●	●	✔	✔	●	●
Global Business ✔ *Reflects significant leadership role in a global enterprise*	✔	✔	✔	✔	✔	✔	✔	●	✔	✔	●	✔
Leadership ✔ *Reflects CEO, founder, or comparable experience*	✔	✔	●	✔	●	✔	✔	✔	●	✔	✔	✔
Strategic Transformation		●	●	●	●	●	●		●	●	●	●
Talent, Culture, and Diversity	●	●	●	●	●	●	●	●		●		●
Technology ✔ *Reflects significant background working in technology*	✔			●		✔	●	●		●	●	●

Our Director Nominees

Following are biographies for the 12 directors nominated by the Board for election during the 2026 Annual Meeting.



John Collison

Age: 36 | **Director Since:** New Nominee | **Birthplace:** Ireland | Independent

Experience:
Stripe Global Holdings, Inc. (2010-present)
(financial services company)
- Co-founder, President, and Director (2010-present)

Microsoft Committees:
- Appointment will be made after election

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- None



Carmine Di Sibio

Age: 63 | **Director Since:** 2026 | **Birthplace:** Italy | Independent

Experience:
EY (2001-2024)
(professional services company)
- Global Chairman and CEO (2019-2024)
- Global Chairman and CEO-elect (2019)
- Global Managing Partner-Client Service (2013-2019)
- Chair of the Global Financial Services Markets Executive (2011-2013)
- Various positions of increasing authority (2001-2011)

Microsoft Committees:
- Audit and Finance
- Compensation

Other Public Company Directorships:
- PayPal Holdings, Inc.
- Prudential Financial, Inc.

Former Public Company Directorships Held in the Past Five Years:
- None



Teri L. List

Age: 63 | **Director since:** 2014 | **Birthplace:** United States | Independent

Experience:

The Gap, Inc. (2016-2020)
(clothing and accessories retailer)
- Executive Vice President and Chief Financial Officer (2016-2020)

Dick's Sporting Goods, Inc. (2015-2016)
- Executive Vice President and Chief Financial Officer (2015-2016)

Kraft Foods Group, Inc. (2013-2015)
- Senior Advisor (2015)
- Executive Vice President and Chief Financial Officer (2013-2015)
- Senior Vice President (2013)

The Procter & Gamble Company (1994-2013)
- Senior Vice President and Treasurer (2009-2013)
- Various positions of increasing authority (1994-2009)

Microsoft Committees:
- Audit and Finance
- Governance and Nominating

Other Public Company Directorships:
- Danaher Corporation
- lululemon athletica inc.
- Visa Inc.

Former Public Company Directorships
Held in the Past Five Years:
- DoubleVerify Holdings, Inc.
- Oscar Health, Inc.

Other Positions:
- Former Trustee, Financial Accounting Foundation
- Former Practice Fellow, Financial Accounting Standards Board



Catherine MacGregor

Age: 54 | **Director Since:** 2023 | **Birthplace:** Morocco | Independent

Experience:

Engie S.A. (2021-present)
(energy company)
- Group Chief Executive Officer and Director (2021-present)

TechnipFMC plc (2019-2020)
- President, Technip Energies (2019-2020)

Schlumberger N.V. (1995-2018)
- President, Drilling Group (London) (2017)
- President, Reservoir Characterization Group (France) (2016)
- President, Europe & Africa, La Defense (France) (2013)
- President, Wireline, Schlumberger Wireline (France) (2009)
- Group Human Resource Director (France) (2007)
- Various positions of increasing authority (Congo, UK, Malaysia, US, and France) (1995-2007)

Microsoft Committees:
- Compensation (Chair)
- Environmental, Social, and Public Policy

Other Public Company Directorships:
- Engie S.A.

Former Public Company Directorships Held in the Past Five Years:
- None



Mark A. L. Mason

Age: 57 | **Director Since:** 2023 | **Birthplace:** United States | Independent

Experience:

Citigroup Inc. (2001-present)
(banking and financial services company)

- Executive Vice Chair and Senior Executive Advisor to the Chair and CEO (2026-present)
- Chief Financial Officer (2019-2026)
- Chief Financial Officer, Institutional Clients Group (2014)
- Chief Executive Officer, Citi Private Bank (2013)
- Chief Executive Officer, Citi Holdings (2012)
- Chief Operating Officer, Citi Holdings (2009)
- Chief Financial Officer and Head of Strategy and M&A, Global Wealth Management (2006)
- Various positions of increasing authority (2001-2006)

Microsoft Committees:
- Audit and Finance
- Governance and Nominating

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- None



Satya Nadella

Age: 59 | **Director Since:** 2014 | **Birthplace:** India

Experience:

Microsoft Corporation (1992-present)

- Chairman and Chief Executive Officer (2021-present)
- Chief Executive Officer and Director (2014-2021)
- Executive Vice President, Cloud and Enterprise (2013-2014)
- President, Server and Tools (2011-2013)
- Senior Vice President, Online Services Division (2009-2011)
- Senior Vice President, Search, Portal, and Advertising (2008-2009)
- Various positions of increasing authority (1992-2008)

Microsoft Committees:
- None

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- Starbucks Corporation



Sandra E. Peterson

Age: 67 | **Director Since:** 2015 | **Birthplace:** United States | Independent

Experience:

Microsoft Corporation (2015-present)
- Lead Independent Director (2023-present)

Clayton, Dubilier & Rice, LLC (2019-present)
(investment firm)
- Operating Partner (2019-present)

Johnson & Johnson (2012-2018)
- Group Worldwide Chair and member of the Executive Committee (2012-2018)

Bayer CropScience AG (2010-2012)
- Chief Executive Officer and Chairman of the Board of Management (2010-2012)
- Member of Board of Management (2010)

Bayer HealthCare LLC (2005-2010)
- Executive Vice President and President, Medical Care (2009-2010)
- President, Diabetes Care Division (2005-2009)

Medco Health Solutions, Inc. (1999-2004)
- Group President of Government (2003-2004)
- Senior Vice President, Health Businesses, Merck-Medco Managed Care LLC (2001-2003)
- Senior Vice President, Marketing and Strategy, Merck-Medco Managed Care LLC (1999-2001)

Microsoft Committees:
- Compensation
- Governance and Nominating (Chair)

Other Public Company Directorships:
- Seaport Therapeutics, Inc.

Former Public Company Directorships Held in the Past Five Years:
- Covetrus, Inc.
- Zymergen, Inc.



Penny S. Pritzker

Age: 67 | **Director Since:** 2017 | **Birthplace:** United States | Independent

Experience:

United States Secretary of Commerce (2013-2017)

PSP Partners, LLC (present)
(private investment firm)
- Founder and Chairman (present)

Pritzker Realty Group (present)
- Co-founder and Chairman (present)

Inspired Capital Partners (present)
- Co-founder and Chairman (present)

Artemis Real Estate Partners (2009-2013; 2017-2025)
- Co-founder (2009-2013; 2017-2025)

The Parking Spot (1998-2011)
- Co-founder and Chairman (1998-2011)

Vi Senior Living (1987-2011)
- Founder and Chairman (1987-2011)

Microsoft Committees:
- Environmental, Social, and Public Policy (Chair)

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- None

Other Positions:
- Co-founder, Pritzker Traubert Foundation



John David Rainey

Age: 56 | **Director Since:** 2025 | **Birthplace:** United States | Independent

Experience:

Walmart Inc. (2022-present)
(retail company)
- Executive Vice President and Chief Financial Officer (2022-present)

PayPal Holdings, Inc. (2015-2022)
- Chief Financial Officer and Executive Vice President, Global Customer Operations (2015-2022)

United Airlines, Inc. (2010-2015)
- Executive Vice President and Chief Financial Officer (2012-2015)
- Senior Vice President of Financial Planning and Analysis (2010-2012)

Microsoft Committees:
- Audit and Finance

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- Nasdaq, Inc.



Charles W. Scharf

Age: 61 | **Director Since:** 2014 | **Birthplace:** United States | Independent

Experience:

Wells Fargo & Company (2019-present)
(banking and financial services company)
- Chairman and Chief Executive Officer (2025-present)
- Chief Executive Officer, President, and Chairman (2025)
- Chief Executive Officer, President, and Director (2019-2025)

The Bank of New York Mellon Corporation (2017-2019)
- Chairman and Chief Executive Officer (2018-2019)
- Chief Executive Officer and Director (2017)

Visa Inc. (2012-2016)
- Chief Executive Officer and Director (2012-2016)

JPMorgan Chase & Co. (2004-2012)
- Managing Director, One Equity Partners, private investment arm (2011-2012)
- Chief Executive Officer of Retail Financial Services (2004-2011)

Bank One Corporation (2000-2004)
- Chief Executive Officer of the Retail Division (2002-2004)
- Chief Financial Officer (2000-2002)

Citigroup Inc. (1999-2000)
- Chief Financial Officer of the Global Corporate and Investment Bank Division (1999-2000)

Microsoft Committees:
- Compensation
- Governance and Nominating

Other Public Company Directorships:
- Wells Fargo & Company

Former Public Company Directorships Held in the Past Five Years:
- None



John W. Stanton

Age: 71 | **Director Since:** 2014 | **Birthplace:** United States | Independent

Experience:

Trilogy Partnerships (2005-present)
(investment company)
- Founder and Chairman (2005-present)

Clearwire Corp. (2008-2013)
- Chairman of the Board (2011-2013)
- Interim Chief Executive Officer (2011)
- Board member (2008-2011)

Western Wireless Corporation (1992-2005)
- Founder, Chief Executive Officer, and Chairman (1992-2005)

VoiceStream Wireless Corporation (1995-2003)
- Chief Executive Officer and Chairman (1995-2003)

Microsoft Committees:
- Audit and Finance
- Environmental, Social, and Public Policy

Other Public Company Directorships:
- Costco Wholesale Corporation

Former Public Company Directorships Held in the Past Five Years:
- Trilogy International Partners, Inc.

Other Positions:
- Chairman, First Avenue Entertainment LLLP, owner of Seattle Mariners (2016-present)



Emma N. Walmsley

Age: 57 | **Director Since:** 2019 | **Birthplace:** United Kingdom | Independent

Experience:

GSK plc (2010-2026)
(healthcare company)
- Advisor, GSK plc Board (2026)
- Chief Executive Officer and Director (2017-2025)
- Chief Executive Officer, Consumer Healthcare (2015-2016)
- President, Consumer Healthcare (2012-2015)
- President, Consumer Healthcare Europe (2010-2012)

L'Oreal, S.A. (1994-2010)
- General Manager, Consumer Products, China (2007-2010)
- Global Brand Head, Maybelline, USA (2002-2007)
- UK General Manager, Garnier/Maybelline (1999-2002)
- Various positions of increasing authority (1994-1999)

Microsoft Committees:
- Compensation
- Environmental, Social, and Public Policy

Other Public Company Directorships:
- None

Former Public Company Directorships Held in the Past Five Years:
- GSK plc

Director Compensation

The Compensation Committee periodically reviews the regular annual retainer paid to non-employee directors and makes recommendations for adjustments, as appropriate, to the full Board. Our objective for compensation to non-employee directors is to award the majority of compensation in equity to further align the interests of our Board with those of our shareholders and to make meaningful adjustments every few years, rather than smaller adjustments that are more frequent. There was no change for fiscal year 2026. Our CEO, Mr. Nadella does not receive pay for serving as a director or as Board Chairman.

Fiscal Year 2026 Compensation Structure for Non-Employee Directors

Regular Retainers	
Annual Base Retainer (TOTAL)	$375,000
Cash	$125,000
Stock Award	$250,000
Committee Retainers (cash except stock award for Governance and Nominating Committee)	
Annual Audit and Finance Committee Chair Retainer	$45,000
Annual Audit and Finance Committee Non-Chair Member Retainer	$15,000
Annual Compensation Committee Chair Retainer	$35,000
Annual Environmental, Social, and Public Policy Committee Chair Retainer	$25,000
Annual Governance and Nominating Committee Chair Retainer	$25,000
Lead Independent Director Retainer (stock award in addition to other retainers)	$60,000

The Company reimburses reasonable expenses incurred for Board-related activities. Directors may participate in our corporate matching gift program for charitable donations.

Director retainers are paid quarterly in arrears. Quarterly periods are measured beginning with the annual shareholders meeting. For the first quarterly period following the annual shareholders meeting, we pay 25% of the total annual retainer to each director on the last trading day in January. For the remaining quarterly periods, we pay 25% of the total annual retainer to each director at the end of the quarterly period. The number of shares awarded each quarterly period is determined by dividing the dollar value of the stock award by the market price of our common stock as of the last business day of the period. Retainers are pro-rated for directors who join or leave the Board or have a change in Board role during a quarterly period.

Directors may elect to defer and convert to deferred stock awards all or part of their annual cash retainer, and to defer receipt of all or part of their annual stock awards retainer under the Deferred Compensation Plan for Non-Employee Directors. Amounts deferred are maintained in bookkeeping accounts that are deemed invested in Microsoft common stock, and dividends paid on deemed investments are also deemed to be invested in our common stock. We calculate the number of shares credited by dividing the amount deferred by the closing market price of our common stock on the originally scheduled payment date. Accounts in the plan are distributed in shares of Microsoft common stock, with payments either in installments beginning on separation from Board service or in a lump sum paid no later than the fifth anniversary after separation from Board service.

Director Compensation

This table describes the cash and stock award portions of the annual retainer paid to each non-employee director who served in fiscal year 2026. Mr. Nadella received no compensation as a director or Board Chairman. He is excluded from the table because we fully describe his compensation in Part 2 – Named Executive Officer Compensation.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Carmine Di Sibio[4]	6,720	12,000	0	18,720
Reid G. Hoffman[5]	125,000	250,000	15,000	390,000
Hugh F. Johnston[6]	170,000	250,000	0	420,000
Teri L. List	140,000	250,000	15,000	405,000
Catherine MacGregor[7]	142,500	250,000	0	392,500
Mark A. L. Mason[8]	127,610	250,000	0	377,610
Sandra E. Peterson[9]	125,000	335,000	15,000	475,000
Penny S. Pritzker[10]	150,000	250,000	15,000	415,000
John David Rainey[11]	70,000	125,000	0	195,000
Carlos A. Rodriguez[12]	87,500	125,000	15,000	227,500
Charles W. Scharf	125,000	250,000	0	375,000
John W. Stanton	140,000	250,000	15,000	405,000
Emma N. Walmsley[13]	125,000	250,000	0	375,000

(1) The value of fractional shares under stock awards that are paid in cash are reported in the Stock Awards column.

(2) The aggregate award value in the "Stock Awards" column for each director represents four quarterly awards each having a grant date fair value under FASB ASC Topic 718 of $62,500, with exceptions as follows: As lead independent director and Chair of the Governance and Nominating Committee, Ms. Peterson received four quarterly awards with a grant date fair value of $83,750. Mr. Di Sibio joined the Board effective May 13, 2026, and, as a result, was not eligible to receive a stock award for the first three quarters but received a prorated award with a grant date fair value of $12,000 for the fourth quarter of fiscal year 2026. Mr. Rainey joined the Board effective as of the shareholder meeting on December 5, 2025, and, as a result, was not eligible to receive a stock award for the first two quarters of fiscal year 2026. Mr. Rodriguez retired from the Board effective December 5, 2025 and, as a result, was not eligible to receive stock awards in respect of the last two quarters of fiscal year 2026.

(3) Amounts in this column represent (i) matching charitable contributions under our corporate giving program in fiscal year 2026, which matches director gifts up to $15,000 per calendar year, and (ii) for Mr. Rodriguez, $15,000 donated by the Company to a charity he selected in his name in connection with his retirement from the Board.

(4) Mr. Di Sibio joined the Board effective May 13, 2026. He elected to defer his stock compensation effective May 26, 2026. The compensation deferred converted into 13 shares of our common stock.

(5) Mr. Hoffman elected to defer his cash and stock compensation. The compensation deferred converted into 822 shares of our common stock.

(6) Mr. Johnston elected to defer his cash and stock compensation. The compensation deferred converted into 922 shares of our common stock.

(7) Ms. MacGregor elected to defer her cash and stock compensation. The compensation deferred converted into 864 shares of our common stock.

(8) Mr. Mason elected to defer his cash and stock compensation effective February 1, 2026. The compensation deferred converted into 231 shares of our common stock.

(9) Ms. Peterson elected to defer her cash and stock compensation. The compensation deferred converted into 1,010 shares of our common stock.

(10) Ms. Pritzker elected to defer her cash and stock compensation. The compensation deferred converted into 877 shares of our common stock.

(11) Mr. Rainey joined the Board effective as of the shareholder meeting on December 5, 2025. He elected to defer his stock compensation. The compensation deferred converted into 294 shares of our common stock.

(12) Mr. Rodriguez retired from the Board effective December 5, 2025. He elected to defer his cash and stock compensation. The compensation deferred converted into 432 shares of our common stock.

(13) Ms. Walmsley elected to defer her stock compensation. The compensation deferred converted into 547 shares of our common stock.

Lead Independent Director Compensation

In March 2023, the independent directors elected Sandra Peterson as Lead Independent Director. The Lead Independent Director Retainer reflects the additional time commitment for the Lead Independent Director role given the unique responsibilities of the Lead Independent Director detailed in Part 1 of this Proxy Statement on page 1.

2. Named Executive Officer Compensation

A Letter from the Compensation Committee

Dear Shareholder,

The pace of technological change continues to increase, but the underpinnings of our executive compensation program remain constant. We tie Microsoft's long-term strategic goals with shareholder interests while offering a competitive total rewards package to attract, motivate, and retain the key executives who drive our business and develop the next generation of Microsoft leaders. We remain committed to ongoing evaluation of our compensation program to preserve that alignment.

Our fiscal year 2026 results, which include achieving revenue of $331.8 billion and net income of $133.7 billion, continue Microsoft's longstanding track record of growth in both revenue and profit under Satya Nadella's tenure. He and his leadership team have positioned Microsoft as a clear leader in the ongoing generational technology shift and at the forefront of AI advancement, enabling Microsoft to drive long-term growth through security, quality, and innovation.

In fiscal year 2026, Microsoft achieved 18% revenue growth and a 21% increase in operating income. This impressive performance resulted in a 129.03% payout as a percentage of target on the financial metric-based portion of our annual cash incentives and a 117.09% payout as a percentage of target on the performance stock award core strategic metrics, demonstrating clear alignment between compensation outcomes and our pay-for-performance philosophy.

During the past fiscal year, Microsoft continued its robust shareholder outreach, engaging with investors representing approximately 50% of outstanding shares. Among those engagements, the Board's Lead Independent Director and Compensation Committee chair discussed governance and executive compensation with a cross-section of large institutional investors.

The Committee is gratified that the views of most Microsoft shareholders are consistent with the Committee's own perspective: Mr. Nadella should be compensated in ways that encourage his continued leadership and drive sustained business growth and shareholder value. In accordance with this view, Mr. Nadella's equity compensation is delivered exclusively through performance stock awards tied to long-term value creation and does not include any time-based equity awards. Including his annual cash incentive, more than 95% of Mr. Nadella's annual total target compensation opportunity was performance-based. For fiscal year 2026, we set Mr. Nadella's target performance stock award at $50 million, a level unchanged since fiscal year 2022. We determined that this level appropriately reflected Mr. Nadella's exceptional leadership, the scope of his responsibilities, and the scale, complexity, and performance of Microsoft. This target value appears in the compensation tables at a higher value primarily due to the required accounting model for reporting purposes.

Consistent with prior years, Mr. Nadella's fiscal year 2026 annual cash incentive was weighted 70% toward financial performance and 30% toward operational performance. In fiscal year 2026, Microsoft's strong financial results led to a 129.03% payout as a percentage of target, while the Board assessed Mr. Nadella's operational performance at 156.67% payout as a percentage of target, based on his contributions across the three categories described on page 43 below.

Each year the Committee reviews the compensation program outlined in the following pages to ensure it advances our pay-for-performance philosophy. We welcome your feedback and perspectives on how we are doing.

Thank you for your continued trust and investment in Microsoft.

Sincerely,

The Compensation Committee
Catherine MacGregor (Chair)
Carmine Di Sibio
Sandra E. Peterson
Charles W. Scharf
Emma N. Walmsley

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about our fiscal year 2026 compensation program for our fiscal year 2026 Named Executives ("NEOs"), who are: Satya Nadella, Amy Hood, Judson Althoff, Takeshi Numoto, and Bradford Smith. The content of this Compensation Discussion and Analysis is organized into seven sections:

Table of Contents

Microsoft's executive compensation program is designed by our Compensation Committee and Board of Directors to align to Microsoft's long-term strategy. Over the years, we have evolved our executive pay system to enhance the performance orientation of the program and adopt best practices while maintaining an overarching compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests.

Each year, the Compensation Committee reviews the existing incentive structure, taking into consideration investor feedback, business performance, our significant scale and growth, and our strategic roadmap, when considering the benefit of further enhancements.

Section 1 – Performance Update

Achieving Strong Financial Results

Our strong business execution throughout fiscal year 2026 achieved the following financial performance (percentages are year-over-year):

Fiscal Year 2026 Business Performance Highlights

Revenue (↑18%)	Operating Income (↑21%)	Net Income (↑31%)	Diluted Earnings per Share (↑32%)
$331.8 billion	$155.2 billion	$133.7 billion	$17.95

Highlights from fiscal year 2026 include the following metrics.

- Microsoft Cloud revenue increased 27% to $214.4 billion
- Commercial remaining performance obligation increased 84% to $678 billion
- Microsoft 365 Commercial cloud revenue increased 17%
- Microsoft 365 Consumer cloud revenue increased 28%
- LinkedIn revenue increased 11%
- Dynamics 365 revenue increased 18%
- Azure and other cloud services revenue increased 41%
- Windows OEM and Devices revenue decreased slightly
- XBOX content and services revenue decreased 5%
- Search advertising (formerly Search and news advertising) revenue excluding traffic acquisition costs increased 12%

Superior Shareholder Returns

Cumulative Total Shareholder Return
During Mr. Nadella's CEO Tenure: MSFT vs. S&P 500
February 4, 2014 through June 30, 2026


1142%
1008%
544%
431%
108%
203%
48%
101%
CEO Appointed 2/4/14
Year 3 6/30/17
Year 6 6/30/20
Year 9 6/30/23
Year 12 6/30/26
MSFT
S&P 500

Driving Business Success


$86.8B
$143.0B
$331.8B
2014
2020
2026
Revenue
$22.1B
$44.3B
$133.7B
2014
2020
2026
Net Income
$2.63
$5.76
$17.95
2014
2020
2026
Diluted Earnings Per Share

Continued Innovation and Growth

Since his appointment as Chief Executive Officer in 2014, Satya Nadella has led the Company's mission to empower every person and every organization on the planet to achieve more. Under his leadership, Microsoft has strengthened its strategic position by helping customers navigate profound technological change and accelerating innovation across the Company. Mr. Nadella's tenure has been marked by exceptional, sustained financial performance. Over 12 years, Microsoft nearly quadrupled revenue from $86.8 billion to $331.8 billion, increased net income more than sixfold from $22.1 billion to $133.7 billion, and expanded diluted earnings per share nearly sevenfold from $2.63 to $17.95, delivering annual compounded growth across these three metrics of 11.8%, 16.2%, and 17.4%, respectively. This sustained operating performance has contributed to significant value creation for long-term shareholders. Microsoft has transformed its culture, strengthened its commitment to innovation and customer success, and developed a broad technology ecosystem that uniquely connects cloud, security, productivity software, and artificial intelligence ("AI"). The examples below illustrate how Mr. Nadella's strategic priorities and disciplined execution have translated into durable competitive advantages, expanded Microsoft's addressable market, strengthened customer relationships, and delivered measurable business outcomes.

Security and Trust. Mr. Nadella and our senior leaders prioritized continued innovation at the intersection of AI, security, privacy, and compliance. As cyber threats have grown in scale and sophistication, security has remained a core priority across Microsoft's products, platforms, and operations, including through the Secure Future Initiative. Microsoft serves approximately 1.6 million security customers, with more than one million customers using four or more Microsoft security workloads, demonstrating customers' increasing reliance on Microsoft as a strategic security provider and validating the Company's integrated platform approach. Drawing on signals across the Microsoft ecosystem, the Company is using AI to both strengthen customers' security postures and help secure their AI deployments. During fiscal year 2026, Microsoft introduced Project Perception, a multi-model agentic security system designed to simulate attacks, investigate threats, and accelerate remediation, and security triage agents handles millions of alerts, helping automate high-volume security workflows and improving the speed and scale at which customers can detect and respond to threats. Microsoft is also enabling customers to adopt AI with confidence through Microsoft Purview, which provides robust tools for data security, data governance, and data compliance and has audited more than 50 billion Copilot interactions to support customers' compliance obligations. These capabilities reinforce Microsoft's position as a trusted technology provider and support customer adoption of AI by addressing security, compliance, and governance requirements that are critical to enterprise deployment at scale. Microsoft also provides consumers with robust protections including through the Microsoft privacy dashboard, which has an average of 2.7 million monthly users, demonstrating active engagement and global use.

Platform and Infrastructure. Microsoft's cloud and AI infrastructure development reflect Microsoft's long-term strategic choice to build the platform capacity required for enterprise AI adoption through the construction of one of the world's largest and most sophisticated technology platforms. To support that increasing customer demand, Microsoft has continued to aggressively expand its global infrastructure footprint, adding 88 datacenters during the fiscal year, including 31 in the fourth quarter alone, while improving deployment efficiency and accelerating the availability of new computing resources. This expansion increased Microsoft's capacity to serve cloud and AI demand and accelerated the pace at which new capacity became available for customer use.

Microsoft's platform differentiation extends beyond scale. Mr. Nadella and our senior leaders have focused the Company on continuous innovation across silicon, systems, software, sovereignty, and model choice to improve performance, flexibility, and efficiency for customers. This full-stack approach helps Microsoft manage supply constraints, optimize workload performance, and give customers more deployment options. Microsoft has also invested in proprietary technologies, including Maia 200 and Cobalt 200, alongside the latest offerings from NVIDIA and AMD, creating a diverse and optimized foundation for AI workloads. These investments, combined with ongoing software and infrastructure optimization, improved inference throughput by 40% for Microsoft's most-used AI models and increased throughput for Copilot workloads fourfold, enhancing the Company's ability to scale AI services efficiently as customer adoption continues to accelerate.

Beyond infrastructure, Microsoft is building the enterprise AI stack required for customers to deploy AI responsibly and at scale. Fabric surpassed 40,000 paid customers enabling them to connect agents to real-time operational, analytical, and unstructured data, while Foundry reached 100,000 customers and more than doubled revenue year-over-year. Foundry provides customers with access to more than 11,000 models, including offerings from OpenAI, Anthropic, Mistral, xAI, and Microsoft's own MAI family. This breadth of model choice enables customers to select solutions based on quality, latency, cost, sovereignty, and compliance requirements, while reinforcing Microsoft's position as an open and flexible enterprise AI platform. Together with Agent 365, which is helping tens of thousands of companies manage tens of millions of agents, and Microsoft's broader governance capabilities, these platforms help customers integrate AI into business processes while retaining control of their data, workflows, and intellectual property.

The combination of infrastructure, model choice, governance, and agent management creates a differentiated enterprise AI ecosystem designed to support customer adoption across a broad range of workloads and deployment requirements.

Applications and Agents. Mr. Nadella and our senior leaders have focused Microsoft on delivering applications and agentic systems that help customers improve productivity, accelerate innovation, and achieve measurable business outcomes. Through Microsoft 365, Microsoft is helping customers work more effectively, collaborate more seamlessly, and realize greater value from their technology investments. With more than 450 million paid commercial seats and growing adoption of premium offerings, Microsoft continues to embed these innovations into customers' daily workflows.

Microsoft 365 Copilot adoption continued to accelerate during fiscal year 2026, surpassing 30 million paid seats. The scale of adoption reflects growing customer confidence in Microsoft's ability to deliver enterprise-ready AI capabilities integrated directly into existing workflows. Microsoft also delivered 625 Copilot updates during the year, reflecting its rapid pace of innovation and commitment to customer feedback. Customer engagement and satisfaction increased as Microsoft enhanced performance and expanded capabilities. Large-scale enterprise deployments accelerated across industries, with the number of customers deploying Copilot broadly across their organizations continuing to increase as Copilot evolved from an AI assistant into a platform for agentic work.

Microsoft's application-layer innovation extends beyond Microsoft 365 Copilot. GitHub now has 225 million users, with 50 million using Copilot, and one in three pull requests involving an agent. Microsoft also expanded industry-specific AI offerings, including Dragon Copilot for healthcare, which is being used by over 100,000 healthcare providers to help automate administrative and clinical workflows. Together, these examples demonstrate Microsoft's ability to translate platform investments into widely adopted applications that improve customer productivity, accelerate software development, and create new opportunities for long-term growth.

Advertising, LinkedIn, and XBOX. Microsoft's consumer-facing businesses further demonstrate the Company's ability to pair technological innovation with broad global reach. In Search advertising, Bing and Edge have gained share for five consecutive years. Bing reached one billion monthly active users for the first time during fiscal year 2026, while Edge continued its sustained market share gains. Search advertising revenue excluding traffic acquisition costs increased 10% in the fourth quarter, driven by higher revenue per search and search volume. Microsoft also continues investing in Windows as a leading platform for secure edge AI. Windows powers more than 1.6 billion active devices worldwide, combining powerful on-device computing with enterprise-grade security to help customers benefit from AI wherever work occurs. LinkedIn remains an important component of Microsoft's ecosystem and continued to generate strong engagement, achieving double-digit member growth for the fifth consecutive year. With over 1.3 billion members worldwide, LinkedIn is one of the world's largest professional networks and recruiters at more than 20,000 companies now use Microsoft's AI-powered hiring solutions. In XBOX, Microsoft is taking the actions required across its content portfolio, platform, and operations to reset the business for long-term growth.

Corporate Leadership

Taken together, these accomplishments reflect Mr. Nadella's guidance through a period of extraordinary technological change. By fostering a culture centered on innovation, learning, accountability, and customer success, Mr. Nadella has helped Microsoft anticipate major platform shifts, allocate capital toward long-term opportunities, and execute across infrastructure, platforms, applications, and consumer experiences. At the same time, Microsoft's efforts to advance technology and support customers are guided by our broader responsibilities to society. As AI becomes increasingly central to the global economy, Microsoft's leadership has focused not only on advancing AI innovation, but also on helping ensure AI is developed and deployed responsibly, securely, and in a manner that protects privacy and fundamental rights. Consistent with its mission, Microsoft seeks to expand opportunity, earn trust, and advance sustainability through the products and services it provides. We provide extensive public reporting on these matters at microsoft.com/trust-center and microsoft.com/transparency.

Section 2 – Executive Compensation Program

Executive Compensation Philosophy

We design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership while considering Company and individual performance and alignment with the long-term interests of our shareholders. We achieve our objectives through a compensation program that:

- Provides a competitive total pay opportunity that takes into account our significant scale and performance
- Delivers a majority of our executives' pay through performance-based incentives, including 100% of our CEO's stock plan award
- Provides strong alignment with our shareholders, with 83% of the annual target compensation opportunity for our CEO and 86% of the annual target compensation opportunity for our NEOs (on average) delivered in the form of equity awards
- Grants equity awards with multi-year vesting or performance requirements to maintain long-term alignment with shareholders
- Does not encourage unnecessary and excessive risk-taking, assisted by our stock ownership policy and executive compensation recovery ("clawback") policy

Compensation Best Practices

What We Do

- Maintain a robust stock ownership policy that reinforces the alignment of executive officer and shareholder interests (including requiring stock ownership of 15x base salary for our CEO)
- Have an executive compensation recovery ("clawback") policy that allows for recoupment in the event of a restatement or misconduct to ensure accountability
- Promote long-term focus through multi-year vesting and performance requirements
- Use a combination of absolute and relative performance measures
- Prohibit pledging, hedging, and trading in derivatives of Microsoft securities
- Retain an independent compensation consultant
- Solicit investor feedback on our compensation program and potential enhancements through an extensive shareholder engagement program
- Annual assessment of compensation-related risks
- Settle all long-term incentives in Microsoft stock

What We Don't Do

- No extraordinary perquisites
- No "golden parachute" tax gross-ups
- No employment agreements
- No change in control payments or benefits
- No executive-only pension or supplemental executive retirement plans
- No guaranteed bonuses, compensation increases, or multi-year equity grants
- No dividends paid on unvested stock awards
- No encouragement of unnecessary and excessive risk taking

Shareholder Engagement

Our executive compensation program is grounded in a compensation philosophy aimed at achieving strong alignment between our long-term strategic goals and our shareholders' interests. Feedback received from our shareholders through ongoing engagement discussions informs our Compensation Committee's deliberations as it reviews the incentive structures in place on an ongoing basis.

Our Board and our Compensation Committee deeply value the continued interest of and feedback from our shareholders on our executive compensation program and are committed to maintaining an active dialogue with them to ensure their perspectives are thoughtfully taken into account.

> Engaged with shareholders owning approximately 50% of shares in FY26
>
> Compensation Committee chair and Lead Independent Director regularly engage with large institutional shareholders

We carefully consider both the level of voting support from our shareholders on our say-on-pay vote, as well as comments from shareholders, when evaluating our executive compensation program. At the 2025 Annual Meeting, over 91% of the votes cast supported our advisory resolution on the compensation of our Named Executives ("say-on-pay" vote).

As in prior years, in fiscal year 2026 we continued our active shareholder engagement program, discussing compensation and a broad range of environmental, social, and governance issues with shareholders representing approximately 50% of our outstanding shares. The Lead Independent Director and Compensation Committee chair also have ongoing consultations on governance and executive compensation topics with a cross-section of Microsoft's large institutional investors, and in fiscal year 2026, participated in meetings with shareholders representing almost 30% of outstanding shares.

In evaluating our compensation practices in fiscal year 2026, our Compensation Committee was mindful of the support our shareholders expressed for our philosophy and practice of linking executive compensation to operational objectives and shareholder value creation and did not make any substantial changes to our executive compensation program.

Section 3 – Pay Setting Governance and Process

Our Compensation Committee establishes the design of our executive compensation program. After considering Mr. Nadella's recommendations, our Compensation Committee also approves the annual target compensation (base salaries, target cash incentives, and equity incentive compensation) for our Named Executives, except Mr. Nadella. After considering the recommendation of our Compensation Committee, the independent members of our Board approved Mr. Nadella's base salary, target cash incentive, and target performance stock award ("PSA"), providing no time-based stock awards for fiscal year 2026.

Our Compensation Committee also retains, and seeks the advice of, Pay Governance, an executive compensation consulting firm that is independent of management. See Part 1 – Board of Directors and Governance – Board Committees for more information on Pay Governance's role and independence as an advisor to the Compensation Committee.

Competitive Pay

Attracting, retaining, and motivating exceptional executive talent is critical to our long-term success. We compete for leaders in a dynamic and competitive market where organizations are increasingly seeking executives who can lead through technological disruption, capitalize on AI-driven opportunities, and manage complex global businesses. Competition for these individuals is significant and increasing, and compensation levels reflect this demand. We expect these conditions to persist and will continue to evaluate our executive compensation programs to ensure they support the recruitment, retention, and motivation of the leaders necessary to execute our strategy.

Approach to Compensation Benchmarking

To ensure that our Board and Compensation Committee have current information to set appropriate compensation levels, we conduct an executive compensation market analysis each year that draws from third-party compensation surveys and publicly available data for a group of peer companies. We supplement this analysis with additional market information specific to each executive's role and responsibilities, including information gleaned from our experience recruiting for executive positions at Microsoft. While this market analysis and supplemental data inform the decisions of the independent members of our Board and our Compensation Committee on the range of compensation opportunities, we do not tie Named Executive compensation to specific market percentiles. Further, because other companies actively recruit our executives to fill CEO and other senior leadership positions, we supplement market information with data on external opportunities potentially available to our executives. We also consider the relationship of annual target compensation among internal peers.

In setting our fiscal year 2026 compensation program design and compensation levels applicable to Named Executives, we considered pay practices at the largest technology companies. The Compensation Committee believes these companies' executives have comparably complex roles and responsibilities. Even so, our scale is multiple times larger than our median peer as shown in the charts below.

Peer Group Used for Fiscal Year 2026 Pay Analysis

For fiscal year 2026, the Compensation Committee reviewed the evolution of our business against our historical peer group, and as a result approved moving to the use of a single peer group of bellwether technology companies to reflect the increasing focus on high-technology talent and, in some cases, pay models, that more closely represent Microsoft's more direct competitors for executive talent.

Fiscal Year 2026 Peer Group

Adobe	Amazon	Broadcom	IBM	Meta	Oracle	Salesforce
Alphabet	Apple	Cisco Systems	Intel	NVIDIA	Qualcomm	

Microsoft is meaningfully larger than most companies within the selected peer group in terms of market capitalization and revenue. Our significant size, scale, and growth is a material factor when we set executive pay. The following charts show Microsoft's position within the peer group on the two screening criteria and the degree to which Microsoft is larger than the median peer. Dollar values are presented in billions as of August 1, 2026, with annual revenue based on the most recent publicly reported fiscal year-end.


Market Capitalization
Microsoft
$3,451
78th Percentile
~8X Median
$100
Lowest
$457
Median
$4,862
Highest


Annual Revenue
Microsoft
$332
80th Percentile
~5X Median
$24
Lowest
$67
Median
$717
Highest

Performance-Based Pay and Goal Setting

Our incentive compensation arrangements are tied to specific performance measures that drive long-term performance and value creation. For fiscal year 2026:

- Over 95% of our CEO's annual target compensation opportunity was performance-based and over 50% of the total pay opportunity for other Named Executives was performance-based
- 70% of our CEO's annual cash incentive was tied to achieving pre-established financial metric targets (50% for our other Named Executives)
- 100% of our CEO's annual target equity opportunity was delivered in the form of a performance-based stock award (50% for our other Named Executives), with payouts based on achievement against pre-established quantitative performance metrics
- Management and our Compensation Committee discussed in detail the metrics that determine PSAs to ensure they are leading indicators that will drive long-term performance and value creation. The Committee establishes rigorous goals for each metric that require significant year-over-year improvement in order for target awards to be earned
- Performance stock awards include a relative TSR modifier to strengthen the alignment of the interests of our Named Executives with the long-term interests of our shareholders; in order for the TSR modifier to affect the PSAs positively, our relative TSR must be above the 60th percentile of the S&P 500 and Microsoft's absolute TSR must be positive to apply an above target modifier payout

Our Compensation Committee sets cash incentive and PSA metric targets, after review and engagement by the Board, for internal budgeting purposes. These targets are intended to be challenging but achievable. Our Compensation Committee then determines thresholds, maximums, and interim payout levels after considering historical data, upside/downside scenarios, sensitivity analysis, and year-over-year growth comparisons, to ensure rigorous alignment of payouts to performance. We set thresholds that we believe are reasonably achievable and maximums that we believe can be reached only with exceptional performance. Our Compensation Committee actively reviews the appropriateness of payout thresholds and maximums for each metric. Our Compensation Committee focuses on ensuring that our challenging goals, when achieved, will result in long-term shareholder value creation and, historically, our performance against these challenging goals has led to substantial returns to our shareholders.

Focus on Pay for Performance

Over 95% of the annual target compensation opportunity for our CEO is performance-based and over 50% for our other Named Executives. All Named Executive Officers had at least 80% of the annual target compensation delivered in the form of equity awards, with the average across all Named Executives over 85%, to incentivize a long-term focus and align their interests with those of our shareholders.


CEO
Base Salary
4.2%
Cash Incentives
12.5%
Performance Stock Award
83.3%
Performance-Based
95.8%


All Other NEOs
Stock Award
43.7%
Base Salary
3.6%
Cash Incentives
9.0%
Performance Stock Award
43.7%
Performance-Based
52.7%

Section 4 – Fiscal Year 2026 Compensation Program Design

Consistent with our philosophy, the compensation program for our Named Executives in fiscal year 2026 consisted of an annual base salary plus annual cash and equity incentives awarded under our Executive Incentive Plan (“Incentive Plan”).

Annual cash incentives were performance-based, with 70% determined formulaically based on achievement against pre-established financial targets for our CEO (50% for our other Named Executives) and 30% determined based on operational performance in three weighted performance categories for our CEO (50% for our other Named Executives). Our Compensation Committee and the independent members of our Board believe this allocation strengthens our CEO’s accountability to achieving results on the objective financial metrics that most closely align with our business strategy and provides a strong incentive for our other Named Executives to drive performance on those key initiatives, which we believe strongly contributes to our success.

Equity incentives under the Incentive Plan were allocated 100% to target PSAs for our CEO. Equity incentives under the Incentive Plan were allocated 50% to target PSAs and 50% to stock awards with four-year vesting (“SAs”) for our other Named Executives. Our Compensation Committee and the independent members of our Board believed the 100% PSA level for our CEO fully aligned his pay with Microsoft’s long-term performance, while the 50/50 balance between PSAs and SAs appropriately supported our long-term business goals and long-term retention incentives for our other Named Executives, while also aligning their interests with those of our shareholders.

Base Salaries

Our Named Executives’ base salaries are set to align with the scope and complexity of their roles, their capabilities, and competitive market conditions.

Annual Cash Incentives

Cash incentives are determined in two performance categories for our CEO and other NEOs, as follows:

	Financial		Operational Assessment				
CEO	**Financial (70%)** 35% Incentive Plan Revenue* 35% Incentive Plan Operating Income*	+	**Operational Assessment (30%)** 10% Security 10% Product, Customers & Stakeholders 10% Culture	x	**Individual Target Cash Incentive ($)** Base Salary x Target Cash Incentive (%)	=	**Individual Cash Incentive Award ($)**
NEO	**Financial (50%)** 25% Incentive Plan Revenue* 25% Incentive Plan Operating Income*	+	**Operational Assessment (50%)** 16.67% Security 16.67% Product, Customers & Stakeholders 16.66% Culture				

* "Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures defined on page 42.

Financial

We include financial performance measures in our cash incentives to measure our success in meeting internal annual financial performance goals for revenue and profitability which we believe drive long-term value creation.

For fiscal year 2026, the financial portion of the annual cash incentives was determined based on meeting pre-established performance targets for Incentive Plan Revenue and Incentive Plan Operating Income. All financial performance goals required meaningful year-over-year growth in order for the target awards to be achieved. The fiscal year 2026 Incentive Plan Revenue and Incentive Plan Operating Income performance targets were based on the Company's fiscal year 2026 internal operating budget.

Operational Assessment

The operational assessment portion of each Named Executive's fiscal year 2026 annual cash incentives was determined based on evaluation of their individual contributions to the furtherance of financial, operational, strategic, and culture indicators in three performance categories. The performance indicators varied based on the Named Executive's responsibilities and the function or group he or she leads, and may have included (in alphabetical order in each category):

Security

- Accelerated automation response and remediation
- Customer trust
- Cybersecurity risk identification, mitigation, and reduction
- Security mindset culture

Product, Customers, & Stakeholders

- Customer and partner engagement and outreach
- Customer satisfaction
- Developer engagement
- Efficiency and productivity
- Innovation
- Product development and implementation of strategic roadmap
- Quality
- Revenue, consumption, and market share

Culture

- Compliance and integrity
- Culture
- Global citizenship
- Inclusion
- Organizational health
- Sustainability

As described further in Section 6, for fiscal year 2027, the operational assessment for each Named Executive's fiscal year 2027 cash incentive will be part of the individual modifier assessment.

For Mr. Nadella, the independent members of our Board also considered:

- Input from Microsoft's senior executives about Mr. Nadella's leadership
- Mr. Nadella's evaluation of Microsoft's and his individual performance over the past fiscal year

Equity Compensation

Under the Incentive Plan, each year, our Named Executives receive PSAs and our Named Executives, other than Mr. Nadella, receive SAs.

Performance Stock Awards

PSAs are designed to encourage our executives to achieve rigorous, growth-oriented goals in key performance metrics to drive long-term performance and value creation.

Due to the dynamic nature of our business and the specificity of the performance metrics that are chosen under our PSA program, we believe that measuring performance annually over our three-year performance period and modifying the actual awards eligible to be earned based on our three-year relative TSR provides the most accurate and holistic assessment of Microsoft's long-term trajectory and performance achievements.

Fiscal Year 2026 Performance Stock Award Metrics and Weights

For fiscal year 2026, we established our PSA core metrics to align with our key long term strategic priorities. The approved fiscal 2026 PSA metrics continue to reflect a focus in key areas such as Azure and AI as well as a continued focus on monetization of user engagement revenue.

FY26 PSA Metrics	Weights
Azure and Other Cloud Services Revenue Growth	35%
Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services	35%
Consumer Services Revenue Growth	15%
XBOX Content and Services Revenue Growth	15%

Targets for the PSA metrics are set at the target levels established under Microsoft's fiscal year business plan and are intended to be difficult but attainable, and additional information about our goal-setting process is on page 37. All PSA metric goals required year-over-year growth in order for the target to be achieved. Additional details regarding the metrics and weights used for fiscal year 2026 are in the table below.

Fiscal Year 2026 PSA Metric Descriptions

Performance Metrics	Description	Weights
Azure and Other Cloud Services Revenue Growth	Revenue from Azure and other cloud services, including cloud and AI consumption-based services, GitHub cloud services, Health and Life Sciences cloud services (formerly Nuance Healthcare cloud services), virtual desktop offerings, and other cloud services	35%
Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services	Revenue from Microsoft 365 Commercial Cloud, the commercial portion of LinkedIn, and Dynamics 365	35%
Consumer Services Revenue Growth	Revenue from all consumer areas, excluding XBOX, device licensing, and devices	15%
XBOX Content and Services Revenue Growth	Revenue from XBOX content and services, comprising first- and third-party content (including games and in-game content), XBOX Game Pass and other subscriptions, XBOX Cloud Gaming, advertising, and other cloud services	15%

The fiscal year 2026 PSA metrics were used to establish performance goals for (i) year 3 of the 2024 PSAs, (ii) year 2 of the 2025 PSAs, and (iii) year 1 of the 2026 PSAs, as shown below.


PSA Metric Year
FY24
FY25
FY26
FY27
FY28
FY24 PSA
Year 1
Year 2
Year 3
3-year relative TSR
FY25 PSA
Year 1
Year 2
Year 3
3-year relative TSR
FY26 PSA
Year 1
Year 2
Year 3
3-year relative TSR

Our fiscal year 2026 PSA metric results can be found on page 46.

Results for the three years may be modified based on our Relative TSR percentile ranking as compared to the S&P 500, as shown below. Microsoft's absolute TSR must be positive to apply an above target (100%) modifier payout.

3-year Relative TSR Ranking[1]	Modifier
20th Percentile & Below	75.00%
30th Percentile	87.50%
40th to 60th Percentile	100.00%
70th Percentile	125.00%
80th Percentile & Above	150.00%

(1) Relative TSR percentile ranking as compared to the S&P 500 results in the above payout modifiers with linear interpolation applied between respective amounts.

As described further in Section 6, for fiscal year 2027, we narrowed our 2027 PSA metrics to further align with our key strategic priorities.

Stock Awards

Stock awards were granted under the Incentive Plan in September 2025 for shares of Microsoft common stock to Named Executives other than Mr. Nadella. These stock awards vest over four years, with 25% vesting on August 31, 2026 and 12.5% each six-months thereafter, to support long-term focus and align with shareholders' interests as the value of such awards is dependent on our stock price and vesting is subject to continued employment, except as described on page 49 below.

No Other Fiscal Year 2026 Compensation

During fiscal year 2026, the Compensation Committee and independent members of our Board awarded no other compensation to our Named Executives.

Section 5 – Fiscal Year 2026 Compensation Decisions and Results

Our Named Executives were awarded the following compensation in fiscal year 2026:

Fiscal Year 2026 Base Salaries

As part of the annual review of target compensation opportunities, our Compensation Committee and, for Mr. Nadella, the independent members of our Board, reviewed the base salaries of our Named Executives in September 2025. The independent members of our Board did not increase the base salary of Mr. Nadella, which it continued to believe was reasonable and appropriate given his role, capabilities, and experience, as well as the Company's relative scale and performance. Our Compensation Committee also did not increase the base salaries of any of the NEOs, except in the case of Mr. Numoto. We increased Mr. Numoto's base salary from $800,000 to $850,000, based on a competitive market review.

Fiscal Year 2026 Cash Incentive Awards

We did not increase our target cash incentive opportunities in fiscal year 2026 as a percentage of base salary, except in the case of Mr. Numoto. For fiscal year 2026, these opportunities were: Mr. Nadella – 300%; Ms. Hood – 250%; Mr. Althoff – 250%; Mr. Numoto – 225%; and Mr. Smith – 250%. We increased Mr. Numoto's target cash incentive opportunity from 200% to 225% of base salary, based on a competitive market review.

Our Compensation Committee and, for Mr. Nadella, the independent members of our Board, determined the design and payouts of fiscal year 2026 cash incentive awards. These were based on two performance categories: financial results and operational performance results.

Financial Results

The fiscal year 2026 financial performance measures are shown below, resulting in a weighted payout of 129.03% as a percentage of target. We note that our Incentive Plan Revenue result was 130.02% of target and Incentive Plan Operating Income result was 128.05% of target, which equated to a 16.00% and 18.27% fiscal year 2026 growth rate, respectively, further demonstrating our commitment to rigorous goal setting.

Financial Results ($ in billions)[1]	FY25 Actual	FY26 Threshold	FY26 Target	FY26 Maximum	FY26 Actual	FY26 Growth Rate
FY26 Incentive Plan Revenue[2]	$284.96	$305.68	$325.19	$343.08	$330.56	16.00%
FY26 Incentive Plan Operating Income[3]	$130.96	$136.74	$149.44	$168.87	$154.89	18.27%

(1) "Incentive Plan Revenue" and "Incentive Plan Operating Income" are non-GAAP financial measures. For each of these measures we exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the fiscal year, rather than the actual exchange rates in effect during the respective periods. These financial metrics differ from the non-GAAP financial results we report in our quarterly earnings release materials. They should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

(2) We calculate Incentive Plan Revenue by adjusting as reported Revenue calculated in accordance with GAAP for the effect of foreign currency rate fluctuations. The net impact of this adjustment was $(1.28) billion.

(3) We calculate Incentive Plan Operating Income by adjusting as reported Operating Income calculated in accordance with GAAP for the effect of foreign currency rate fluctuations. The net impact of this adjustment was $(0.35) billion.

Operational Results

Satya Nadella

The key results influencing the Compensation Committee and the independent members of our Board decisions on the operational performance portion of Mr. Nadella's cash incentive are set forth below. Results are out of a possible 200% in each category.

Average Financial: 129.03%	+	Average Operational: 156.67%	=	Overall Bonus: 137.32%

Security (10%) — 160%

Mr. Nadella's leadership has been central to elevating cybersecurity as a strategic priority for Microsoft, emphasizing a company-wide commitment to delivering products and services that meet the highest standards of security and quality.

- Focused on helping customers both secure their AI deployments and use AI to strengthen their security.
- Delivered market-leading innovations to help customers strengthen cybersecurity, including Agent 365 for AI governance and security, MDASH for AI-powered vulnerability discovery, and Project Perception, a multimodel agentic security system that uses agents to simulate attacks, identify threats, and implement fixes.
- Embedded security across Microsoft's culture, governance, and engineering practices through Secure Future Initiative.
- Improved resilience of systems customers rely on every day, remedying over 500,000 critical high-risk vulnerabilities.

Product, Customers & Stakeholders (10%) — 170%

Mr. Nadella continued to directly lead Microsoft's ongoing execution of our strategic transformation to meet the needs of our growing customer and stakeholder base, including through the launch of new products and services.

- Delivered the next generation of products, scaling Microsoft 365 Copilot to more than 30 million paid seats.
- Expanded Microsoft's infrastructure and cloud capacity to support customer demand and AI workloads.
- Accelerated internal model development, announcing more than a dozen new MAI models across image, voice, transcription, coding, and security.
- Achieved strong Microsoft Cloud performance, with revenue growth of 27% year-over-year.
- Drove growth in Microsoft 365 Consumer cloud and search advertising, with revenue increasing 28% and 12% year-over-year respectively, excluding traffic acquisition costs for search advertising.

Culture (10%) — 140%

Mr. Nadella continued to foster a high-performing culture while advancing responsible business practices and reinforcing accountability across the organization.

- Restructured leadership team to drive greater focus, speed, and accountability in executing Microsoft's strategic priorities.
- Enhanced succession planning across critical roles, strengthening the pipeline of talent and supporting long-term business continuity.
- Reinforced growth mindset and a culture of learning, curiosity, and reinvention.
- Maintained highly engaged workforce amid a period of organizational change and a rapidly changing business environment, with improvements in measures of employee empowerment and meaningful work.
- Raised expectation for performance, including speed and execution, while reinforcing accountability, compliance, and integrity across the organization.

Other Named Executives

The key results influencing our Compensation Committee's decisions on the operational performance category portion of the cash incentive for the other Named Executives are summarized below.

Amy E. Hood, Executive Vice President and Chief Financial Officer

- Maintained disciplined capital allocation and operating efficiency while supporting significant AI infrastructure investment and returned $43.8 billion to shareholders through dividends and share repurchases in fiscal year 2026.
- Delivered strong financial performance, with revenue and operating income increasing 18% and 21%, respectively, driven by continued Microsoft Cloud momentum.
- Directed effective communication with investors on the Company's investment decisions to support our AI strategy and financial performance.
- Led strategic AI partnerships to support AI infrastructure demand and create long-term revenue opportunities.
- Continued to strengthen the Finance organization by developing senior leaders and investing in culture, manager effectiveness, and career growth.

Judson B. Althoff, Chief Executive Officer, Microsoft Commercial Business

- Reshaped the commercial business organization and leadership team to increase agility, accelerate decision-making, simplify execution, and improve customer outcomes.
- Led Microsoft's commercial business to drive strong growth in commercial bookings, meeting broad customer demand through sustained execution across geographies and customer segments.
- Developed and implemented a new governance model for cross-company collaboration; aligning teams around measurable business outcomes and enabling the integrated launch of the company's next generation of AI-powered offerings.
- Accelerated customer adoption of Microsoft's AI portfolio, with Microsoft 365 Copilot reaching more than 30 million paid seats, and Agent 365 and Microsoft 365 E7 gaining early traction.
- Strengthened the company's foundation for long-term success through cross-company leadership of the Secure Future Initiative and Quality Excellence Initiative, embedding greater security, reliability, and operational excellence on a global scale.

Takeshi Numoto, Executive Vice President and Chief Marketing Officer

- Drove Agent 365 and Microsoft 365 E7 from concept through launch, establishing an integrated offering for AI productivity, management, and security, with nearly 40 million agents registered in Agent 365 within two months.
- Advanced AI-era business models by introducing consumption-based monetization for Microsoft 365 Copilot and evolving GitHub Copilot toward usage-based billing, with the goal of better aligning customer usage with value.
- Developed Work IQ as a business-model concept for Microsoft 365 and contributed to its expansion into Microsoft IQ, a unified intelligence layer spanning Microsoft 365, Fabric, and Foundry.
- Improved marketing execution through event strategy, AI-enabled production capabilities, media measurement, and spending controls.
- Built a high-performing organization across functions by empowering leaders and developing talent through coaching and mentorship.

Bradford L. Smith, Vice Chair and President

- Led work to sustain customer and societal trust amid geopolitical volatility, including through global infrastructure investments, steps to protect the digital sovereignty of countries, and projects and partnerships to use AI to address community and national needs.
- Championed company-wide efforts to help accelerate innovation while maintaining high standards to protect AI safety, including by updating the company's Responsible AI Standard, strengthening risk assessments and safety testing, and fostering faster decision-making.
- Launched the Community-First AI Infrastructure Initiative to ensure the Company's datacenter investments address local concerns about electricity, water, jobs, taxes, and skills.
- Advanced Microsoft's global cybersecurity efforts, including Digital Crimes Unit actions that seized malicious domains through legal and technical measures and cooperation with law enforcement.
- Expanded efforts to help prepare people and organizations for AI-driven economic change, including through Microsoft Elevate, which brings together support for nonprofits and K-14 education with AI skilling and public policy work.
- Set direction for transforming the Company's Corporate, External, and Legal Affairs organization using AI to achieve higher standards of quality and productivity, while enhancing job experiences and career opportunities for employees.

Fiscal Year 2026 Cash Incentive Payout Percentages

Final results under each portion of the cash incentive, and the resulting awards, were as follows:

	Nadella	Hood	Althoff	Numoto	Smith
Financial results (% of target) (weight: 70% CEO / 50% other NEOs)	129.03%	129.03%	129.03%	129.03%	129.03%
Operational results (% of target) (weight: 30% CEO / 50% other NEOs)	156.67%	150.00%	150.00%	140.00%	150.00%
Total FY26 cash incentive (% of target)	137.32%	139.52%	139.52%	134.52%	139.52%
Total FY26 cash incentive earned	$10,299,000	$3,488,000	$3,488,000	$2,547,473	$3,488,000

Fiscal Year 2026 Stock Awards

The fiscal year 2026 PSAs and SAs granted to our Named Executives under the Incentive Plan are listed below. We did not increase our target award values for Mr. Nadella. We increased the target award values for Ms. Hood from $19.5 million to $26.5 million, Mr. Althoff from $19.5 million to $26.5 million, Mr. Numoto from $7.1 million to $11.7 million, and Mr. Smith from $19.5 million to $26.5 million, based on a competitive market review.

Named Executive	PSAs (Target Number of Shares)[1]	SAs (Number of Shares)[2]	Aggregate Target Award Value[3] ($)
Satya Nadella	98,680	0	50,000,000
Amy E. Hood	26,151	26,151	26,500,000
Judson B. Althoff	26,151	26,151	26,500,000
Takeshi Numoto	11,583	11,583	11,737,500
Bradford L. Smith	26,151	26,151	26,500,000

(1) The PSAs vest in full following the end of the three-year performance period, with the number of shares earned determined based on performance against goals set for each year in the period and relative TSR results for the period.

(2) The SAs vest 25% on August 31, 2026, and 12.5% each six months thereafter until fully vested. Vesting is subject to continued employment except as described on page 49 below.

(3) Awarded value (in dollars) was converted to shares using the closing share price on August 29, 2025, rounded up to a whole number.

The amounts listed in the table above for fiscal year 2026 PSAs do not match the amounts in the "Stock Awards" column in the Summary Compensation Table or the Grants of Plan-Based Awards table. Because the grant date of a PSA for financial reporting purposes occurs when the performance targets are set, and targets under our PSA awards are established annually, PSAs listed in the Summary Compensation Table and Grants of Plan-Based Awards table include portions of current and prior year PSA awards. In the Summary Compensation Table, the value of PSAs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant for financial reporting purposes. For fiscal year 2026, the stock price appreciation and corresponding relative TSR outperformance resulted in a grant date fair value higher than target value. Changes in Microsoft's stock price and other inputs in the Monte-Carlo simulation may cause awards to be above or below target in any given year.

Fiscal Year 2024 PSAs (Completed Performance Period)

Our Compensation Committee (and for Mr. Nadella, the independent members of our Board) granted PSAs in fiscal year 2024 that pay out based on specific pre-established, performance goals and strategic performance objectives tied to creating long-term shareholder value as well as our TSR performance relative to the S&P 500. Performance was measured over the three-fiscal year performance period ending June 30, 2026.

	Core Metric Year				3-Year Performance Period FY24 – FY26				
	FY24	FY25	FY26						
FY24 PSA	**Year 1**	**Year 2**	**Year 3**		**3-Year Core Metric Average**		**3-Year rTSR Modifier**		**Final Payout**
Payout %	119.69%	103.69%	127.88%		117.09%	x	100.00%	=	**117.09%**

The actual performance under the fiscal year 2024 PSAs reflected the strong business achievement on core metrics and Microsoft's relative TSR during this period. Performance against the core metrics under these PSAs is shown in the following table:

Fiscal Year 2024 PSA Core Metric Performance and Payout Percentages

PSA Core Metrics	Aggregate Weighting	Weighting	Threshold	Target	Maximum	Actual Result	Final Payout
FY24 Core Metrics – Year 1[1]	**1/3**						**119.69%**
FY25 Core Metrics – Year 2[2]	**1/3**						**103.69%**
FY26 Core Metrics – Year 3[3]	**1/3**						**127.88%**
Azure and Other Cloud Services Revenue Growth[4]		35%	27.27%	33.97%	40.67%	39.69%	185.37%
Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services[5]		35%	7.10%	12.73%	18.37%	13.20%	108.33%
Consumer Services Revenue Growth[6]		15%	2.39%	13.77%	25.14%	15.66%	116.62%
XBOX Content and Services Revenue Growth[7]		15%	(6.15)%	4.28%	14.71%	(6.03)%	50.58%
FY24 PSA 3-Year Average Payout							**117.09%**

(1) Fiscal Year 2024 Core Metric results related to Azure and Other Cloud Services Revenue Growth (weighted at 35%) with a resulting payout of 146.64%, Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services (weighted at 35%) with a resulting payout of 104.72%, Search and News Advertising Revenue (ex TAC) Growth (weighted at 10%) with a resulting payout of 108.21%, XBOX Content and Services Revenue Growth (weighted at 10%) with a resulting payout of 84.56%, and LinkedIn Sessions (weighted at 10%) with a resulting payout of 124.39%.

(2) Fiscal Year 2025 Core Metric results related to Azure and Other Cloud Services Revenue Growth (weighted at 35%) with a resulting payout of 85.52%, Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services (weighted at 35%) with a resulting payout of 106.20%, Consumer Services Revenue Growth (weighted at 15%) with a resulting payout of 140.50%, XBOX Content and Services Revenue Growth (weighted at 15%) with a resulting payout of 103.38%.

(3) "Azure and Other Cloud Services Revenue Growth", "Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services", "Consumer Services Revenue Growth", and "XBOX Content and Services Revenue Growth", when used as PSA metrics in this Compensation Discussion and Analysis are non-GAAP financial measures. For each of these measures, we exclude the effect of foreign currency rate fluctuations on a "constant dollar" basis by converting current period non-GAAP results for entities reporting in currencies other than U.S. dollars into U.S. dollars using constant exchange rates, which are determined at the outset of the fiscal year, rather than the actual exchange rates in effect during the respective periods. These financial metrics differ from the non-GAAP financial results we report in our quarterly earnings release materials. They should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

(4) We calculate Azure and Other Cloud Services Revenue Growth by adjusting as reported Azure and Other Cloud Services Revenue Growth calculated in accordance with GAAP for the effect of foreign currency rate fluctuations. The impact of this adjustment was (1.02) pts.

(5) We calculate Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services by adjusting as reported Microsoft Cloud Revenue Growth, excluding Azure and Other Cloud Services calculated in accordance with GAAP for the effect of foreign currency rate fluctuations. The impact of this adjustment was (2.59) pts.

(6) We calculate Consumer Services Revenue Growth by adjusting as reported Consumer Services Revenue Growth calculated in accordance with GAAP the effect of foreign currency rate fluctuations. The net impact of this adjustment was (1.96) pts.

(7) We calculate XBOX Content and Services Revenue Growth by adjusting as reported XBOX Content and Services Revenue Growth calculated in accordance with GAAP for the effect of foreign currency rate fluctuations. The net impact of this adjustment was (1.14) pts.

Relative TSR Modifier

The core metric results for the fiscal year 2024 PSAs were then subject to adjustment based on the relative TSR performance modifier, which compares our TSR for the three-fiscal year performance period to the TSR of the S&P 500. Our absolute TSR for the performance period satisfied the PSA payout requirement that TSR be positive. Our TSR relative to the S&P 500 was at the 46th percentile of the S&P 500, which meets the at least 40th percentile performance condition required to receive the 100.00% multiplier.

Peer Group Index	FY24 PSA Performance Period	Relative Total Shareholder Return	Modifier Payout
S&P 500	July 1, 2023 – June 30, 2026	46th percentile	100.00%

Based on this result, the total payment percentage for the fiscal year 2024 PSAs was not adjusted based on the relative TSR performance modifier, resulting in the payout to our Named Executives of 117.09% of the target fiscal 2024 PSA shares.

Fiscal Year 2025 and 2026 PSAs (Open Performance Periods)

Performance under the fiscal year 2025 and 2026 PSAs will be determined following the end of the three-year performance periods ending June 30, 2027 and 2028, respectively. The number of shares of common stock to be earned will be based on an assessment of (1) performance against the metric goals during the applicable performance period, and (2) Microsoft's relative TSR during the period. Microsoft's relative TSR will not increase the shares earned for a performance period unless Microsoft's absolute TSR for the performance period is positive. The metrics and relative weights under the fiscal year 2025 and 2026 PSAs are set forth on page 46 in the table labeled Fiscal Year 2024 PSA Core Metric Performance and Payout Percentages.

Section 6 – Fiscal Year 2027 Executive Compensation Program Changes

Changes to Fiscal Year 2027 Incentive Plan

We are evolving our business strategy and are building the infrastructure and capabilities to lead in the AI era. Recognizing Microsoft's leadership in the ongoing AI platform shift and the related challenges and opportunities, we have simplified our compensation program to ensure that our executives are motivated to drive Microsoft's success in this key strategic priority.

To emphasize the importance of this shift, we refined our fiscal year 2027 Incentive Plan to simplify the design while furthering alignment with market practice. In fiscal year 2027, the cash incentive metrics will be based solely on Company metrics, with an individual modifier. The individual modifier will be assessed holistically to reflect priorities based on role and will continue to include an assessment of the operational performance categories: security, product, customers & stakeholders, and culture.

FY26 Cash Incentive Metrics	Weight
Financial	
Incentive Plan Revenue	35% for CEO 25% for NEOs
Incentive Plan Operating Income	35% for CEO 25% for NEOs
Operational	
Security	10% for CEO 16.67% for NEOs
Product, Customers & Stakeholders	10% for CEO 16.67% for NEOs
Culture	10% for CEO 16.66% for NEOs

FY27 Cash Incentive Metrics	Weight
Financial	
Incentive Plan Revenue	50% for CEO and NEOs
Incentive Plan Operating Income	50% for CEO and NEOs
Individual Modifier	
Individual Performance*	+/- 25% for CEO and NEOs

* Cannot exceed 200% payout maximum including the individual performance modifier

Changes to Fiscal Year 2027 PSA Program

We updated our 2027 PSA metrics to further align the program with our key strategic priorities by focusing on a narrower set of strategic growth drivers, and such metrics will continue to be subject to adjustment based on the relative TSR performance modifier described above.

Section 7 – Other Compensation Policies and Information

No Extraordinary Perquisites

Our Named Executives are eligible for the same benefits available to our other full-time employees. In the U.S., our benefits include our section 401(k) plan, employee stock purchase plan, health care plan, life insurance plans, and other welfare benefit programs. In addition to the standard benefits offered to all U.S. employees, we maintain a nonqualified deferred compensation plan for our U.S. executive officers and senior managers. This deferred compensation plan is unfunded, and participation is voluntary. The deferred compensation plan allows our Named Executives to defer their base salary, the cash portion of their Incentive Plan awards, and certain on-hire bonuses. We do not contribute to the deferred compensation plan. Named Executives are eligible for matching gifts for charitable donations above the maximum for our other full-time employees.

We believe that the personal safety and security of our senior executives is of the utmost importance to Microsoft and its shareholders. Pursuant to our executive security program and based on our assessment and monitoring of security risks, we may provide security services to certain senior executives. Security services include personal security services, which may include protection of family members, private aviation, and driver services. The independent members of the Board decided that it was in the best interests of the Company and its stakeholders to provide personal security services to Mr. Nadella and Mr. Smith due to security considerations arising from their respective roles. We view the security services provided to Mr. Nadella and Mr. Smith as an integral part of our risk management program. We view these as necessary and appropriate business expenses that arise from the nature of their employment responsibilities. Personal security services enable Mr. Nadella and Mr. Smith to focus on their duties to Microsoft while reducing security threats, and therefore, mitigate risks to our business. In accordance with applicable regulations, we have reported the aggregate incremental costs of such services in the "All Other Compensation" column of the Summary Compensation Table as required by Item 402 of Regulation S-K. We have also implemented an annual process to provide oversight of the nature and cost of executive security measures.

During fiscal year 2026, we provided no other executive-only perquisites or other personal benefits to our Named Executives other than matching gifts made to charitable organizations.

Post-Employment Compensation

Our Named Executives do not have employment contracts. No Named Executive is entitled to any payments or benefits following a change in control of Microsoft.

Our Named Executives may be eligible for additional vesting of their outstanding SAs following termination of employment on the same terms as our other employees. Consistent with our policy for U.S. employees at all levels, our Named Executives who retire from Microsoft after age 65 or after age 55 with 15 years of continuous service and were hired prior to August 1, 2023, are eligible for the continuation of vesting of outstanding SAs granted at the time of the annual rewards period if the award was granted over one year before the date of retirement. A pro-rata portion of PSA shares will also continue vesting if the retirement occurs more than one year after the beginning of the performance period. As of June 30, 2026, of our Named Executives only Mr. Nadella, Mr. Numoto, and Mr. Smith were retirement eligible. All employees whose employment with Microsoft terminates due to death or total and permanent disability generally fully vest in their outstanding SAs. Our PSAs vest for the target number of shares upon death or total and permanent disability. The value of our Named Executives' SAs and PSAs that would have vested assuming a June 30, 2026 termination of employment due to death or total and permanent disability, or due to retirement on that date, are set forth in the table at page 57.

In addition, our Named Executives are eligible to participate in the Microsoft Senior Executive Severance Benefit Plan ("Severance Plan"). The Severance Plan was adopted to help ensure continuity and focus of key leaders by providing designated executives severance payments and benefits if their employment is terminated without cause. For purposes of the Severance Plan, "cause" means: (i) a conviction or plea of guilty or no contest to a felony or certain misdemeanors; (ii) engaging in gross misconduct; (iii) repeated failure to substantially perform the duties of the Named Executive's role; (iv) violation of any securities laws; or (v) violation of Microsoft's policies designed to prevent violations of law.

The Severance Plan payments and benefits have four components – cash, stock vesting, continued health care, and outplacement assistance – all provided by Microsoft. Cash payments consist of: (i) a severance payment equal to 12 months' base salary plus target annual cash incentive award, payable in a lump sum within 60 days after termination of employment; and (ii) a pro-rata payment of the Named Executive's target annual cash incentive award for the partial year of work, payable in a lump sum at the same time other Incentive Plan cash awards for the year are paid. Stock vesting applies to SAs and PSAs. SAs that otherwise would vest in the 12-month period after employment terminates continue to vest. After the first year of the PSA performance period is completed, a pro-rata portion of any PSA shares will also vest, and the number of shares subject to pro-ration is the lesser of the target award shares or the shares that are otherwise earned and payable after the end of the performance period. Continued contributions to premiums for COBRA health care continuation coverage and outplacement assistance will be provided on the same terms as are available to other employees whose employment is terminated without cause. There is no change-in-control provision in the Severance Plan. To receive the Severance Plan payments and benefits, the Named Executive must execute a separation agreement that includes a release of claims in favor of Microsoft, confidentiality and non-disparagement provisions, and 12-month non-compete/non-solicitation restrictions. Our Named Executives' Severance Plan benefits assuming a termination of employment without cause on June 30, 2026, are set forth in the table at page 57.

Mr. Nadella participates in the Severance Plan on the same terms as our other executive officers.

Comprehensive Clawback Policy

Accountability is a fundamental value of Microsoft. To reinforce this value through our executive compensation program, our executive officers, other senior officers, and our Chief Accounting Officer are subject to a comprehensive 'no fault' executive compensation recovery ("clawback") policy. Under this policy, our Compensation Committee may seek to recover payments of incentive compensation in the event of a restatement, as defined under the incentive-based compensation recovery provisions of the Dodd-Frank Act and the Nasdaq listing rules. Our Compensation Committee may also seek recovery of cash and equity incentive compensation whether time-based or performance-based, awarded during a period where a covered executive committed or was aware of or willfully blind to a significant legal or compliance violation, irrespective of whether such violation occurred in connection with a restatement. Our executive compensation recovery policy is available on our website at aka.ms/policiesandguidelines.

Robust Stock Ownership Policy

Our executive officers and certain other senior executives are required to maintain a minimum equity stake in Microsoft. This policy embodies our Compensation Committee's belief that our most senior executives should maintain a significant personal financial stake in Microsoft to promote a long-term perspective in managing our business. In addition, the policy helps align executive and shareholder interests, which reduces incentive for excessive short-term risk taking. Each covered executive is required to acquire and maintain ownership of shares of Microsoft common stock equal to a specified multiple of his or her base salary, which for our Named Executives ranges from 8 to 15 times base salary, as shown in the table below. Each covered executive must retain 50% of all net shares (post-tax) that vest until achieving his or her minimum share ownership requirement.

Named Executive	Share Ownership Requirement as of June 30, 2026
Satya Nadella	15x base salary
Amy E. Hood	8x base salary
Judson B. Althoff	8x base salary
Takeshi Numoto	8x base salary
Bradford L. Smith	8x base salary

In fiscal year 2026, each of our Named Executives complied with our stock ownership policy. Our stock ownership policy is available on our website at aka.ms/policiesandguidelines.

Hedging and Pledging Policy

Our Named Executives are subject to our Derivatives Trading, Hedging, and Pledging policy described on page 12.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code ("Section 162(m)") imposes an annual deduction limit of $1 million on the amount of compensation paid to each of the CEO, the CFO, and certain other current or former named executive officers (together, "covered employees"). Compensation to our Named Executives over this limit is nondeductible.

Annual Compensation Risk Assessment

We performed an annual assessment for our Compensation and Audit and Finance Committees of our Board of Directors to determine whether the risks arising from our fiscal year 2026 compensation policies and practices were reasonably likely to have a material adverse effect on Microsoft. Our assessment reviewed the material elements of executive and non-executive employee compensation. We concluded these policies and practices do not create risk that is reasonably likely to have a material adverse effect on Microsoft.

The structure of our compensation program for our executive officers does not incentivize unnecessary or excessive risk-taking. The base salary component of compensation does not encourage risk-taking because it is a fixed amount. The Incentive Plan awards have these risk-limiting characteristics:

- Cash incentive awards under the Incentive Plan are limited to 200% of a target cash incentive award
- Cash incentive awards are structured 50% (70% for CEO) based on pre-established goals (balance of growth and profitability goals) and 50% (30% for CEO) based on operational performance as assessed across three performance categories, diversifying the risk associated with any single aspect of performance
- The majority of Incentive Plan award value is delivered in awards for shares of Microsoft common stock with multi-year vesting schedules or performance periods, which aligns the interests of our executive officers to long-term shareholder interests
- We maintain robust executive stock ownership requirements ranging from 5x to 15x annual salary, which reduces incentive for excessive short-term risk taking
- PSA metrics further diversify the elements of the program to minimize the incentive to produce any particular outcome
- PSAs use Company-wide measures that are not specific to any one executive officer's sphere of responsibility and that apply equally to all participants to encourage a unified and responsible approach to achieving financial and strategic goals
- Overlapping performance periods for PSAs limit the impact of short-term business performance or share price fluctuations on final outcomes
- Equity awards are not made in the form of stock options, which may provide an asymmetrical incentive to take unnecessary or excessive risks to increase the market price of Microsoft common stock
- Members of our Compensation Committee (or for Mr. Nadella, the independent members of our Board of Directors) approve all Incentive Plan awards to executive officers, including performance achievement levels that determine final payout outcomes, and have the opportunity to reduce payments and use negative discretion, if appropriate
- Awards are subject to the Company's Executive Compensation Recovery policy, which provides for recoupment in the event of a restatement or misconduct

Awards are subject to our Executive Compensation Recovery Policy, described in this Section 7 – Other Compensation Policies and Information – Comprehensive Clawback Policy.

Executive officers are subject to our executive stock ownership requirements, described in this Section 7 – Other Compensation Policies and Information – Robust Stock Ownership Policy.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee
Catherine MacGregor (Chair)
Carmine Di Sibio
Sandra E. Peterson
Charles W. Scharf
Emma N. Walmsley

Fiscal Year 2026 Compensation Tables

Summary Compensation Table

This table contains information about compensation awarded to our Named Executives for the fiscal years ended June 30, 2026, 2025, and 2024. None of our Named Executives received stock options, reimbursements for relocation expenses, or tax-gross-up payments, during those years.

Named Executive and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-equity Incentive Plan Compensation[2] ($)	All Other Compensation[3] ($)	Total ($)
Satya Nadella	2026	2,500,000	0	77,570,774	10,299,000	259,203	90,628,977
Chairman and Chief Executive Officer	2025	2,500,000	0	84,245,496	9,555,000	196,294	96,496,790
	2024	2,500,000	0	71,236,392	5,200,000	169,791	79,106,183
Amy E. Hood	2026	1,000,000	0	29,136,390	3,488,000	92,399	33,716,789
Executive Vice President and Chief Financial Officer	2025	1,000,000	0	25,037,360	3,421,000	23,191	29,481,551
	2024	1,000,000	0	21,094,956	3,642,750	61,500	25,799,206
Judson B. Althoff	2026	1,000,000	0	28,847,960	3,488,000	101,467	33,437,427
Chief Executive Officer, Microsoft Commercial Business	2025	993,333	0	23,708,619	3,398,194	98,588	28,198,734
	2024	960,000	0	18,515,353	3,497,040	77,934	23,050,327
Takeshi Numoto	2026	841,667	0	12,320,346	2,547,473	14,750	15,724,236
Executive Vice President and Chief Marketing Officer	2025	800,000	0	9,005,380	2,056,000	15,250	11,876,630
Bradford L. Smith	2026	1,000,000	0	28,465,658	3,488,000	115,755	33,069,413
Vice Chair and President	2025	1,000,000	0	23,734,545	3,421,000	111,750	28,267,295
	2024	1,000,000	0	18,684,175	3,642,750	112,868	23,439,793

(1) Includes the grant date fair values for SAs and PSAs calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. The value of PSAs is calculated using a Monte-Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSA occurs when performance targets are approved, and we approved performance targets in each of fiscal years 2026, 2025, and 2024, PSA values in this column include: (i) for fiscal year 2026 – 33.33% of each of the fiscal year 2026 PSAs, the fiscal year 2025 PSAs, and the fiscal year 2024 PSAs; (ii) for fiscal year 2025 – 33.33% of each of the fiscal year 2025 PSAs, the fiscal year 2024 PSAs, and the fiscal year 2023 PSAs; and (iii) for fiscal year 2024 – 33.33% of each of the fiscal year 2024 PSAs, the fiscal year 2023 PSAs, and the fiscal year 2022 PSAs.

The following table includes the assumptions used to calculate the grant date fair value of SAs reported for fiscal years 2026, 2025, and 2024.

SA Award	Fair Value	Assumptions: Dividends Per Share	Assumptions: Interest Rate
Fiscal Year 2026	$501.83 to $511.80	$0.91	3.49% to 3.57%
Fiscal Year 2025	$419.00 to $428.11	$0.83	3.35% to 3.88%
Fiscal Year 2024	$318.20 to $326.16	$0.75	4.47% to 5.30%

The following table includes the assumptions used to calculate the grant date fair value of PSAs reported for fiscal years 2026, 2025, and 2024.

	Assumptions (Operating Goals)	Assumptions (TSR Goal)					
PSU Award	**Expected Payout**	**CEO Fair Value**	**Non-CEO Fair Value**	**Dividend Yield**	**Interest Rate**	**Historical Volatility**	**Remaining Performance Period on the Grant Date (Years)**
Fiscal Year 2026							
Year 1 of FY26 PSAs	100%	$613.25	$613.25	0.72%	3.42%	23.69%	2.79
Year 2 of FY25 PSAs	100%	$597.23	$597.23	0.72%	3.50%	22.44%	1.79
Year 3 of FY24 PSAs	100%	$659.52	$659.52	0.72%	3.66%	25.59%	0.79
Fiscal Year 2025							
Year 1 of FY25 PSAs	100%	$478.02	$478.02	0.77%	3.41%	28.26%	2.79
Year 2 of FY24 PSAs	100%	$525.50	$525.50	0.77%	3.65%	23.21%	1.79
Year 3 of FY23 PSAs	100%	$602.81	$602.81	0.77%	4.28%	19.42%	0.79
Fiscal Year 2024							
Year 1 of FY24 PSAs	100%	$385.77	$386.25	0.90%	4.58%	28.30%	2.78
Year 2 of FY23 PSAs	100%	$418.69	$419.21	0.90%	4.93%	31.97%	1.78
Year 3 of FY22 PSAs	100%	$451.58	$452.14	0.90%	5.31%	26.71%	0.78

The grant date fair values of included PSAs, assuming at the grant date that the highest level of performance conditions will be achieved for each PSA are: (i) for fiscal year 2026, Mr. Nadella, $155,141,548; Ms. Hood, $31,735,973; Mr. Althoff, $31,159,113; Mr. Numoto, $12,886,813; and Mr. Smith, $30,394,510. (ii) for fiscal year 2025, Mr. Nadella, $168,490,992; Ms. Hood, $30,250,366; Mr. Althoff, $27,592,884; Mr. Numoto, $10,792,272; and Mr. Smith, $27,644,736. (iii) for fiscal year 2024, Mr. Nadella, $142,472,784; Ms. Hood, $24,964,206; Mr. Althoff, $20,651,547; and Mr. Smith, $22,111,241.

(2) Consists of Incentive Plan cash incentives.

(3) Details about the amounts in the "All Other Compensation" column for fiscal year 2026 are set forth in the table below.

All other compensation details

Named Executive	Retirement Plan Contributions[A] ($)	Broad-Based Plan Benefits[B] ($)	Charitable Gifts[C] ($)	Security for Personal Travel[D] ($)	Total ($)
Satya Nadella	12,250	0	100,000	146,953	259,203
Amy E. Hood	12,250	0	80,149	0	92,399
Judson B. Althoff	11,750	1,692	88,025	0	101,467
Takeshi Numoto	12,250	1,500	1,000	0	14,750
Bradford L. Smith	12,250	0	100,000	3,505	115,755

(A) Includes 401(k) plan matching contributions.

(B) Includes payments in lieu of athletic club membership and credits for waived life insurance coverage under programs that are available to substantially all our U.S.-based employees.

(C) Includes matching charitable contributions under our corporate giving program.

(D) Includes personal security-related costs and expenses associated with personal travel.

Grants of Plan-Based Awards

This table provides information on grants of awards under any plan to the Named Executives in the fiscal year ended June 30, 2026.

			Estimated Possible Payouts under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts under Equity Incentive Plan Awards[3]				
Named Executive	**Award[1]**	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**All Other Stock Awards (#)**	**Grant Date Fair Value of Stock Awards[4] ($)**
Satya Nadella	2026 Cash Incentive		0	7,500,000	15,000,000					
	2026 PSA	9/15/2025				1,850	32,893	98,679		20,171,837
	2025 PSA	9/15/2025				2,247	39,955	119,865		23,862,126
	2024 PSA	9/15/2025				2,860	50,851	152,553		33,536,812
Amy E. Hood	2026 Cash Incentive		0	2,500,000	5,000,000					
	2026 PSA	9/15/2025				490	8,717	26,151		5,345,700
	2025 PSA	9/15/2025				438	7,791	23,373		4,653,218
	2024 PSA	9/15/2025				501	8,899	26,697		5,869,068
	2026 Stock Award	9/15/2025							26,151	13,268,403
Judson B. Althoff	2026 Cash Incentive		0	2,500,000	5,000,000					
	2026 PSA	9/15/2025				490	8,717	26,151		5,345,700
	2025 PSA	9/15/2025				438	7,791	23,373		4,653,218
	2024 PSA	9/15/2025				476	8,461	25,383		5,580,638
	2026 Stock Award	9/15/2025							26,151	13,268,403
Takeshi Numoto	2026 Cash Incentive		0	1,893,750	3,787,500					
	2026 PSA	9/15/2025				217	3,861	11,583		2,367,758
	2025 PSA	9/15/2025				160	2,837	8,511		1,694,342
	2024 PSA	9/15/2025				203	3,610	10,830		2,381,307
	2026 Stock Award	9/15/2025							11,583	5,876,940
Bradford L. Smith	2026 Cash Incentive		0	2,500,000	5,000,000					
	2026 PSA	9/15/2025				490	8,717	26,151		5,345,700
	2025 PSA	9/15/2025				438	7,791	23,373		4,653,218
	2024 PSA	9/15/2025				443	7,882	23,646		5,198,337
	2026 Stock Award	9/15/2025							26,151	13,268,403

(1) All awards are granted under the Executive Incentive Plan. SAs and PSAs were granted under the 2017 Stock Plan.

(2) This column represents fiscal year 2026 cash incentives. Please see the section titled "Fiscal Year 2026 Cash Incentive Awards" in the Compensation Discussion and Analysis for more information.

(3) These columns represent the threshold, target, and maximum shares for the PSAs with a grant date in fiscal year 2026. Because the grant date for a PSA occurs when PSA performance targets are approved, the reported number of shares is calculated as the target shares for the portion of the PSAs for which performance targets were set in fiscal year 2026 (33.33% of each of the 2026, 2025, and 2024 PSAs). The threshold is calculated as if the threshold of only the least weighted metric (15% weight for fiscal year 2026) is met, and this amount is then reduced by 25% based on assumption that the maximum adjustment for Microsoft's total shareholder return underperforming the S&P 500 is applied. The maximum is calculated assuming all maximum targets were met and the relative TSR multiplier was fully earned.

(4) Includes the grant date fair values for SAs and PSAs calculated in accordance with FASB ASC Topic 718 based on the market price of the shares subject to the award on the date of grant. The value of SAs is reduced by the present value of estimated future dividends because dividends are not paid on SA shares until vesting. Values for PSAs in this column are calculated using a Monte Carlo simulation valuation performed as of the date of grant by an independent third party. Because the grant date for a PSA occurs when PSA performance targets are approved, the grant date fair value is calculated for the portion of the PSA for which performance targets were set in fiscal year 2026 (33.33% of each of the 2026, 2025, and 2024 PSAs).

Outstanding Equity Awards at June 30, 2026

This table provides information about unvested SAs and PSAs held by the Named Executives on June 30, 2026.

		Stock Awards			
Named Executive	**Award Date**	**Number of Shares or Units of Stock That Have Not Vested[1] (#)**	**Market Value of Shares or Units of Stock That Have Not Vested[2] ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested[2] ($)**
Satya Nadella	9/19/2023	178,622[4]	66,629,578		
	9/16/2024			239,730	89,424,085
	9/15/2025			98,679	36,809,241
Amy E. Hood	9/19/2022	4,184	1,560,716		
	9/18/2023	10,012	3,734,676		
	9/18/2023	31,260[4]	11,660,605		
	9/16/2024	14,609	5,449,449		
	9/16/2024			46,746	17,437,193
	9/15/2025	26,151	9,754,846		
	9/15/2025			26,151	9,754,846
Judson B. Althoff	9/19/2022	3,500	1,305,570		
	9/18/2023	9,520	3,551,150		
	9/18/2023	29,724[4]	11,087,646		
	9/16/2024	14,609	5,449,449		
	9/16/2024			46,746	17,437,193
	9/15/2025	26,151	9,754,846		
	9/15/2025			26,151	9,754,846
Takeshi Numoto	9/19/2022	1,333	497,236		
	9/18/2023	4,062	1,515,207		
	9/18/2023	12,684[4]	4,731,386		
	9/16/2024	5,320	1,984,466		
	9/16/2024			17,022	6,349,546
	9/15/2025	11,583	4,320,691		
	9/15/2025			11,583	4,320,691
Bradford L. Smith	9/19/2022	3,706	1,382,412		
	9/18/2023	8,868	3,307,941		
	9/18/2023	27,688[4]	10,328,178		
	9/16/2024	14,609	5,449,449		
	9/16/2024			46,746	17,437,193
	9/15/2025	26,151	9,754,846		
	9/15/2025			26,151	9,754,846

(1) Except as otherwise noted, SAs vest 25% one year from the last day of August preceding the award date and 12.5% semi-annually thereafter.

(2) The market value is the number of shares shown in the table multiplied by $373.02, the closing market price of Microsoft common stock on June 30, 2026.

(3) PSAs with a grant date in fiscal years 2026 and 2025 are reported assuming payout at maximum award levels, pursuant to SEC rules as the aggregate achievement of the performance metrics was trending above the target payout level as of June 30, 2026. Award shares that are earned vest in full following the three-year performance period.

(4) Reflects fiscal year 2024 PSA, with 3-year performance period ending June 30, 2026, which vested on August 31, 2026. Award shares are presented as the actual amount earned and vested on August 31, 2026. Award values reflect the closing market price of Microsoft common stock on June 30, 2026.

Option Exercises and Stock Vested

This table provides information on an aggregate basis about stock awards that vested during the fiscal year ended June 30, 2026 for each of the Named Executives.

Microsoft has not granted stock options, other than options substituted in acquisitions, since 2003. No Named Executives held any Microsoft stock options during the fiscal year.

	Stock Awards	
Named Executive	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting[1] ($)**
Satya Nadella	308,870	156,501,340
Amy E. Hood	81,482	40,096,249
Judson B. Althoff	69,939	34,344,156
Takeshi Numoto	27,347	13,429,025
Bradford L. Smith	73,173	35,984,158

(1) The value realized on vesting is calculated by multiplying the number of shares shown in the table by the market value of the shares on the vesting date.

Nonqualified Deferred Compensation

This table provides information about the Named Executives' earnings and balances under our U.S. nonqualified Deferred Compensation Plan in fiscal year 2026. Microsoft does not contribute to the Deferred Compensation Plan.

Named Executive	Executive Contributions in Fiscal Year 2026[1] ($)	Aggregate Earnings in Fiscal Year 2026[2] ($)	Aggregate Balance at June 30, 2026[3] ($)
Satya Nadella	0	0	0
Amy E. Hood	0	0	0
Judson B. Althoff	0	0	0
Takeshi Numoto	0	1,874,525	11,877,273
Bradford L. Smith	0	0	0

(1) There are no amounts to include in the Summary Compensation Table for fiscal year 2026.

(2) None of the amounts in this column are included in the Summary Compensation Table because the earnings under the Deferred Compensation Plan were not preferential or above-market.

(3) None of these balances were reported in the Summary Compensation Table in prior-year proxy statements.

Microsoft's Deferred Compensation Plan is unfunded and unsecured. It allows participants to defer a specified percentage of their base salary (up to 75%) and/or eligible cash incentives (up to 100%). Participation in the Deferred Compensation Plan is limited to U.S. senior managers, including our U.S. Named Executives. Microsoft does not contribute to the Deferred Compensation Plan or guarantee any returns on participant contributions.

When an employee elects to participate in the Deferred Compensation Plan, the employee must specify the percentage of base salary and/or cash incentive award to be deferred and the timing of distributions. No withdrawals are permitted prior to the previously elected distribution date, other than withdrawals for certain severe financial hardships as permitted by applicable law. Amounts deferred under the Deferred Compensation Plan are credited with hypothetical investment earnings based on participant investment elections made from among deemed investment options available under the plan.

Payments at Termination of Employment

This table shows the amounts that would have been payable to our Named Executives upon a termination of employment without cause or due to retirement on June 30, 2026, or at a termination due to death or disability on June 30, 2026, pursuant to our post-employment compensation arrangements as described on page 49. The equity values presented in the table below were valued using the closing stock price on June 30, 2026, which was $373.02 per share.

Named Executive	Without Cause[1] ($)	Retirement ($)	Death or Disability ($)
Satya Nadella	116,539,165	86,712,602	138,425,857
Amy E. Hood	34,966,985	—	48,932,018
Judson B. Althoff	34,100,086	—	48,003,944
Takeshi Numoto	17,945,676	10,153,977	19,853,616
Bradford L. Smith	37,738,896	24,773,004	47,188,895

(1) Termination without cause includes incremental value associated with retirement-based stock vesting of SAs: $1,695,749 for Mr. Numoto and $4,372,540 for Mr. Smith.

CEO Pay Ratio

For fiscal year 2026, the annual total compensation for the median employee of the Company (other than our CEO) was $215,057 and the annual total compensation of our CEO was $90,628,977. Based on this information, for fiscal year 2026 the ratio of the annual total compensation of our CEO to the annual total compensation of the median employee was 421 to 1. We believe this ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Exchange Act of 1934.

As permitted under the SEC disclosure rules, the same median-paid employee selected for the 2025 Proxy Statement has been identified as the median-paid employee for the second year in this 2026 Proxy Statement, as there were no significant changes in our employee population or to the median-paid employee’s compensation arrangements in fiscal year 2026 that would significantly impact the pay ratio disclosure. We identified our median employee from among our employees as of June 30, 2025. To identify our median employee, we used a “total direct compensation” measure consisting of: (i) fiscal year 2025 annual base pay (salary or gross wages for hourly employees, excluding paid leave), which we annualized for any permanent employees who commenced work during the year, (ii) target bonuses and cash incentives payable for fiscal year 2025 (excluding allowances, relocation payments, and profit-sharing), and (iii) the dollar value of SAs and target PSAs granted in fiscal year 2025. Compensation amounts were determined from our human resources and payroll systems of record. Payments not made in U.S. dollars were converted to U.S. dollars using 12-month average exchange rates for the year. To identify our median employee, we then calculated the total direct compensation for our global employee population and excluded employees at the median who had anomalous compensation characteristics.

Pay Versus Performance

This section provides disclosure about the relationship between executive compensation actually paid to our principal executive officer ("PEO") and Non-PEO Named Executives and certain financial performance measures of the Company for the fiscal years listed below. This disclosure has been prepared in accordance with Item 402(v) of Regulation S-K under the Securities Exchange Act of 1934 (the "Pay Versus Performance Rules") and does not necessarily reflect how the Compensation Committee evaluates compensation decisions.

Pay for Performance Table

					Value of Initial Fixed $100 Investment Based On:[3]			
Year[1] (a)	Summary Compensation Table Total for PEO ($) (b)	Compensation Actually Paid to PEO[2] ($) (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($) (d)	Average Compensation Actually Paid to Non-PEO Named Executive Officers[2] ($) (e)	Microsoft Total Shareholder Return ($) (f)	Peer Group Total Shareholder Return ($) (g)	Net Income ($) (in millions) (h)	Microsoft Incentive Plan Revenue[4] ($) (in billions) (i)
2026	90,628,977	30,083,543	28,986,966	12,793,419	143	260	133,749	330.56
2025	96,496,790	131,138,799	24,456,053	31,268,315	190	184	101,832	289.18
2024	79,106,183	171,304,590	21,081,007	40,171,628	169	162	88,136	246.12
2023	48,512,537	93,155,708	16,009,805	29,971,655	128	112	72,361	220.08
2022	54,946,310	56,936,384	20,074,444	20,494,054	96	82	72,738	206.67

(1) The Non-PEO Named Executives for fiscal year 2026 and 2025 were: Amy E. Hood, Judson B. Althoff, Takeshi Numoto, and Bradford L. Smith. The Non-PEO Named Executives for each of fiscal years 2024, 2023, and 2022 were: Amy E. Hood, Judson B. Althoff, Bradford L. Smith, and Christopher D. Young.

(2) The dollar amounts reported represent the amount of "compensation actually paid," as calculated in accordance with the Pay Versus Performance Rules. These dollar amounts do not reflect the actual amounts of compensation earned by or paid to our Named Executives during the applicable year. For purposes of calculating "compensation actually paid," the fair value of equity awards is calculated in accordance with FASB ASC Topic 718 using the same assumption methodologies used to calculate the grant date fair value of awards for purposes of the Summary Compensation Table (refer to "Named Executive Officer Compensation – Fiscal Year 2026 Compensation Tables – Summary Compensation Table" for additional information). The "compensation actually paid" for fiscal years 2023 and 2022 has been updated from the amounts in Microsoft's 2023 Proxy Statement to reflect the application of recent SEC guidance relating to retirement vesting treatment, which was issued following the filing of the 2023 Proxy Statement.

(3) In accordance with the Pay Versus Performance Rules, Microsoft and Peer Group total shareholder return ("TSR") is determined based on the value of an initial fixed investment on June 30, 2021 through the end of the listed fiscal year. The Peer Group TSR set forth in this table was determined using the Nasdaq Computer Index, which we also use in preparing the stock performance graph required by Item 201(e) of Regulation S-K for our Annual Report for the fiscal year ended June 30, 2026.

(4) We have determined that Microsoft Incentive Plan Revenue (as defined on page 42) is the financial performance measure that, in the Company's assessment, represents the most important financial performance measure used to link "compensation actually paid" to our Named Executives, for fiscal year 2026, to company performance (the "Company Selected Measure" as defined in the Pay Versus Performance Rules).

The following table shows the fiscal 2026 amounts deducted from and added to the Summary Compensation Table total compensation to calculate the "compensation actually paid" to our PEO and Non-PEO Named Executives in accordance with the Pay Versus Performance Rules.

	PEO ($)	Average for Non-PEO NEO ($)
Summary Compensation Table ("SCT") Total	90,628,977	28,986,966
Amounts Reported as 'Stock Awards' in SCT	(77,570,774)	(24,692,589)
Fair Value of Equity Awards Granted in the Year and Unvested as of Year End	55,998,106	17,868,662
Change in Fair Value of Outstanding and Unvested Equity Awards, Granted in Prior Fiscal Years	(42,092,691)	(9,068,739)
Change in Fair Value of Equity Awards Vested, Granted in a Previous Year	3,119,925	(300,881)
Compensation Actually Paid	30,083,543	12,793,419

Financial Performance Measures

In accordance with the Pay Versus Performance Rules, the following table lists the financial performance measures that, in the Company's assessment, represent the most important financial performance measures used to link "compensation actually paid" to our Named Executives, for fiscal year 2026, to Company performance, as further described in our Compensation Discussion and Analysis within the sections titled "Annual Cash Incentives" (see page 39) and "Equity Compensation" (see page 40).

Most Important Performance Measures
Microsoft Incentive Plan Revenue (Company Selected Measure)
Relative TSR as compared to the S&P 500
Azure and Other Cloud Services Revenue
Microsoft Cloud Revenue, excluding Azure and Other Cloud Services
Microsoft Incentive Plan Operating Income

Relationship Between "Compensation Actually Paid" and Performance Measures

In accordance with the Pay Versus Performance Rules, the below charts illustrate how "compensation actually paid" ("CAP") to our Named Executives aligns with Microsoft's financial performance as measured by our TSR, our Peer Group TSR (Nasdaq Computer Index), our net income, and Microsoft Incentive Plan Revenue.

Compensation Actually Paid vs. Microsoft TSR vs. Peer Group TSR


Compensation Actually Paid (in millions)
Value of initial $100 investment from June 30, 2021 (in dollars)
400
350
300
250
200
150
100
50
0
300
250
200
150
100
50
0
$96
$82
$128
$112
$169
$162
$190
$184
$260
$143
$57
$20
$93
$30
$171
$40
$131
$31
$30
$13
2022
2023
2024
2025
2026
PEO CAP
Average for Non-PEO NEOs CAP
Microsoft TSR
Peer Group TSR

Compensation Actually Paid vs. Net Income vs. Incentive Plan Revenue


400
350
300
250
200
150
100
50
0
Compensation Actually Paid (in millions)
Net Income and Microsoft Incentive Plan Revenue (in billions)
$207
$220
$246
$289
$331
$73
$72
$88
$102
$134
$57
$20
$93
$30
$171
$40
$131
$31
$30
$13
2022
2023
2024
2025
2026
PEO CAP
Average for Non-PEO NEOs CAP
Net Income
Incentive Plan Revenue

Equity Award Grant Practices

Microsoft has not granted stock options or similar awards, other than options substituted in acquisitions, since 2003. During fiscal year 2026, no Named Executive was awarded stock options, no Named Executives held any Microsoft stock options, and Microsoft did not time the disclosure of material nonpublic information or grants for the purpose of affecting the value of executive compensation.

Equity Compensation Plan Information

This table provides information about shares of Microsoft common stock that may be issued under our equity compensation plans approved by shareholders and plans not approved by shareholders (if any) as of June 30, 2026. Under the 2026, 2017, and 2001 Stock Plans, no option or stock appreciation rights may be repriced, replaced, regranted through cancellation, repurchased for cash or other consideration, or modified without shareholder approval (except in connection with a change in our capitalization) if the effect would be to reduce the exercise price for the shares underlying the award.

Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1] (a)**	**Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[2] ($)(b)**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3] (c)**
Equity compensation plans approved by security holders	77,694,025	$59.48	350,606,710
Equity compensation plans not approved by security holders	0	N/A	0
Total	77,694,025	$59.48	350,606,710

(1) Represents shares issuable upon vesting of outstanding SAs granted under the 2026, 2017, and 2001 Stock Plans and PSAs for which there is a grant date under FASB ASC Topic 718, which assume target performance; includes shares under PSAs and options granted under our plans in connection with acquisitions.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding stock awards, which have no exercise price.

(3) Includes 57,250,943 shares remaining available for issuance as of June 30, 2026 under the Employee Stock Purchase Plan, after the exercise of purchase rights on that date.

Principal Shareholders

This table lists all entities that are the beneficial owner of more than 5% of Microsoft common stock.

Name	**Amount and Nature of Beneficial Ownership as of 09/30/2026**	**Percent of Class to be Voted During the Meeting**
Vanguard Capital Management LLC 100 Vanguard Blvd., Malvern, PA 19355	555,988,240[1]	7.48%
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	540,020,228[2]	7.30%

(1) All information about Vanguard Capital Management LLC is based on a Schedule 13G filed with the SEC on April 30, 2026. The Vanguard Group, Inc. reported that it has sole voting power with respect to 73,430,154 shares of common stock, sole dispositive power with respect to 555,988,240 shares of common stock, and no shared voting power or shared dispositive power.

(2) All information about BlackRock, Inc. is based on a Schedule 13G/A filed with the SEC on February 13, 2024. BlackRock, Inc. reported that it has sole voting power with respect to 487,219,696 shares of common stock, sole dispositive power with respect to 540,020,228 shares of common stock, and no shared voting or shared dispositive power.

Stock Ownership Information

As of September 30, 2026, this table describes the number of shares of our common stock beneficially owned, and the additional underlying shares or stock units held, by each director, director nominee, Named Executive, and all directors and executive officers as a group, together with additional underlying shares or stock units as described in Notes 2 through 4 to the table.

In computing the number and percentage of shares beneficially owned by each person under the Common Stock column below, we have included any shares of our common stock that could be acquired within 60 days of September 30, 2026, by exercising options, vesting SAs, or receiving shares credited under the Deferred Compensation Plan for Non-Employee Directors. These shares, however, are not counted in computing the percentage ownership of any other person.

	Beneficial Ownership			
Name	**Common Stock[1,2]**	**Percent of Common Stock**	**Additional Underlying Shares or Stock Units[3,4]**	**Total[5]**
John Collison	0	*	0	0
Carmine Di Sibio	498	*	0	498
Reid G. Hoffman	15,905[6]	*	17,182	33,087
Hugh F. Johnston	8,220[7]	*	1,884	10,104
Teri L. List	26,338[8]	*	0	26,338
Catherine MacGregor	0	*	2,389	2,389
Mark A. L. Mason	1,675	*	427	2,102
Sandra E. Peterson	31,911	*	0	31,911
Penny S. Pritzker	26,550[9]	*	0	26,550
John David Rainey	5,886	*	0	5,886
Charles W. Scharf	45,691[10]	*	0	45,691
John W. Stanton	87,801[11]	*	0	87,801
Emma N. Walmsley	9,913	*	1,390	11,303
Satya Nadella	918,226[12]	*	0	918,226
Amy E. Hood	459,226	*	67,053	526,279
Judson B. Althoff	74,442	*	66,725	141,167
Takeshi Numoto	32,191	*	11,569	43,760
Bradford L. Smith	372,454	*	29,077	401,531
Directors and Executive Officers as a Group (18 people)	2,139,607[13]	*	N/A	N/A

* Less than 1%

(1) Beneficial ownership represents sole voting and investment power.

(2) For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of September 30, 2026: Mr. Di Sibio, 138; Mr. Johnston, 470; Ms. List, 23,117; Ms. Peterson, 26,511; Ms. Pritzker, 14,550; and Mr. Rainey, 422.

(3) For directors, includes shares credited under the Deferred Compensation Plan for Non-Employee Directors not beneficially owned because they are not payable within 60 days following termination of Board service: Mr. Hoffman, 17,182; Mr. Johnston, 1,884; Ms. MacGregor, 2,389; Mr. Mason, 427; and Ms. Walmsley, 1,390.

(4) For Named Executives, includes unvested SAs not beneficially owned because they do not vest within 60 days of September 30, 2026.

(5) For Named Executives, excludes unvested PSA shares not beneficially owned that would vest if an Executive Officer retired from Microsoft.

(6) Includes 15,905 shares held by a family trust.

(7) Excludes 68 shares held by a family trust, to which Mr. Johnston disclaims beneficial ownership.

(8) Includes 3,221 shares held by a family trust.

(9) Includes 12,000 shares held by a family trust.

(10) Includes 525 shares held by a family trust.

(11) Includes 3,622 shares held by a family trust.

(12) Includes an aggregate of 431,464 shares held by Grantor Retained Annuity Trusts.

(13) Includes 65,208 shares credited under the Deferred Compensation Plan for Non-Employee Directors that may be distributable within 60 days of September 30, 2026.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and persons who own more than 10% of our common stock to file reports of their ownership and changes in ownership of our common stock with the SEC. Our employees prepare these reports for our directors and executive officers using information obtained from them and from Microsoft's records. Due to an administrative error, Amy L. Coleman, Executive Vice President and Chief Human Resources Officer, was 16 days late in filing a Form 4 on October 3, 2025, to report the grant of a stock award for 4,358 shares. Due to broker initiated-transactions that occurred without his direction, approval, or knowledge, Bradford L. Smith, Vice Chair and President, filed a Form 4 on December 12, 2025, to report the acquisition of 3,842 shares of common stock on April 23, 2025, and the subsequent disposition of those shares on April 30, 2025 and May 5, 2025; Mr. Smith has paid the Company the full amount of profit realized in connection with these short-swing transactions.

3. Audit and Finance Committee Matters

Audit and Finance Committee Report

Charter and Responsibilities

The Audit and Finance Committee operates under a written charter adopted by the Board of Directors. It is available on our website at aka.ms/policiesandguidelines. The charter, which was last amended effective September 16, 2026, includes a calendar that outlines the Committee's duties and responsibilities. The Committee reviews the charter and calendar annually and works with the Board of Directors to amend them as appropriate to reflect the evolving needs of the Board and role of the Committee.

The Board has the ultimate authority for effective corporate governance, including oversight of the management of Microsoft. The Audit and Finance Committee assists the Board in fulfilling its responsibilities by overseeing the accounting and financial reporting processes of Microsoft, the audits of Microsoft's consolidated financial statements and internal control over financial reporting, the qualifications and performance of the independent registered public accounting firm engaged as Microsoft's independent auditor, and the performance of Microsoft's internal auditor.

The Audit and Finance Committee relies on the expertise and knowledge of management, the internal auditor, and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the preparation, presentation, and integrity of Microsoft's consolidated financial statements, accounting and financial reporting principles, internal control over financial reporting, and disclosure controls and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. Management is also responsible for objectively reviewing and evaluating the adequacy, effectiveness, and quality of Microsoft's system of internal controls. Microsoft's independent auditor, Deloitte & Touche LLP ("Deloitte & Touche"), is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America ("GAAP"). The independent auditor is also responsible for expressing an opinion on the effectiveness of Microsoft's internal control over financial reporting.

Fiscal Year 2026 Activity

For and during fiscal year 2026, the Audit and Finance Committee fulfilled its duties and responsibilities as outlined in the charter and the accompanying calendar. The Committee meets twice each quarter; once in connection with quarterly Board of Directors meetings and once to review the quarterly Form 10-Q or annual Form 10-K. In addition, the Committee meets as needed to address emerging accounting, compliance, or other matters, or for educational training. Specifically, the Committee:

- Reviewed and discussed with management and the independent auditor Microsoft's quarterly earnings press releases, consolidated financial statements, and related periodic reports filed with the Securities and Exchange Commission ("SEC")
- Reviewed and discussed with management, the internal auditor, and the independent auditor, management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's opinion about the effectiveness of Microsoft's internal control over financial reporting
- Reviewed and discussed with management, the internal auditor, and the independent auditor, as appropriate, the audit scopes and plans of both the internal auditor and the independent auditor
- Inquired about significant business and financial reporting risks, reviewed Microsoft's policies for risk assessment and risk management, and assessed the steps management is taking to control these risks
- Met in periodic executive sessions with each of management, the internal auditor, and the independent auditor to discuss the results of the examinations by the independent and internal auditors, their evaluations of internal controls, and the overall quality of the Company's financial reporting, and any other matters as appropriate
- Met with the CEO and CFO to discuss the processes they have undertaken to evaluate the accuracy and fair presentation of the Company's consolidated financial statements and the effectiveness of the Company's systems of disclosure controls and procedures and internal control over financial reporting
- Reviewed with management and the independent auditor the Company's critical accounting policies, significant changes in the selection or application of accounting principles, the effect of regulatory and accounting initiatives on the Company's consolidated financial statements, and critical audit matters addressed during the audit

- Reviewed the Company's related party transactions and Policy for Related Party Transactions
- Received reports about the receipt, retention, and treatment of financial reporting and other compliance concerns
- Reviewed and assessed the qualitative aspects of the Company's compliance and ethics programs
- Reviewed with the Chief Compliance Officer legal and regulatory matters that may have a material impact on the consolidated financial statements or internal control over financial reporting

Fiscal Year 2026 Financial Statements

The Audit and Finance Committee has reviewed and discussed with management and the independent auditor Microsoft's audited consolidated financial statements and related footnotes for the fiscal year ended June 30, 2026, and the independent auditor's report on those financial statements. Management represented to the Committee that Microsoft's consolidated financial statements were prepared in accordance with GAAP. Deloitte & Touche presented the matters required to be discussed with the Committee by Public Company Accounting Oversight Board ("PCAOB") standards and Rule 2-07 of SEC Regulation S-X. This review included a discussion with management and the independent auditor of the quality (not merely the acceptability) of Microsoft's accounting principles, the reasonableness of significant estimates and judgments, and the disclosures in Microsoft's consolidated financial statements, including the disclosures relating to critical accounting policies.

Based on the reviews and discussions described above, the Audit and Finance Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Microsoft's Annual Report on Form 10-K for the fiscal year ended June 30, 2026, for filing with the SEC.

Independent Auditor Tenure and Rotation

As part of its auditor engagement process, the Audit and Finance Committee considers whether to rotate the independent audit firm. Deloitte & Touche has been Microsoft's independent auditor since the Company's initial public offering in 1986. The Audit and Finance Committee believes that our long-term engagement of Deloitte has several benefits, including enhanced audit quality due to Deloitte's significant institutional knowledge of our business, accounting policies and practices, and internal control over financial reporting, and elimination of time and expense inherent in onboarding a new independent auditor. Deloitte rotates its lead audit engagement partner every five years; the Audit and Finance Committee interviews proposed candidates and selects the lead audit engagement partner. Pursuant to this process, the Committee selected a new Deloitte & Touche lead audit engagement partner beginning with the fiscal year 2025 audit. The Audit and Finance Committee believes there are significant benefits to having an independent auditor with an extensive history with the Company. These include:

- Higher quality audit work and accounting advice due to Deloitte & Touche's institutional knowledge of our business and operations, accounting policies and financial systems, and internal control framework
- Operational efficiencies and a resulting lower fee structure because of Deloitte & Touche's history and familiarity with our business

Independence and Performance of Outside Audit Firm

The Audit and Finance Committee recognizes the importance of maintaining the independence of Microsoft's independent auditor, both in fact and appearance, and takes a number of measures to ensure independence. The Committee leads the selection of the lead audit engagement partner, working with Deloitte & Touche with input from management. The Committee has established a policy pursuant to which all services, audit and non-audit, provided by the independent auditor must be pre-approved by the Committee or its delegate. This policy prohibits the independent auditor from providing non-audit services such as bookkeeping or financial systems design and implementation. The Company's pre-approval policy is more fully described below in this Part 3 – Policy on Audit and Finance Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor. The Committee has concluded that the amount and nature of those services provided was compatible with maintaining the independence of Deloitte & Touche. In addition, Deloitte & Touche has provided the Committee with the written disclosures and letter required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit and Finance Committee concerning independence. The Committee has reviewed these materials and discussed the firm's independence with Deloitte & Touche.

As provided in its charter, in addition to evaluating Deloitte & Touche's independence, the Audit and Finance Committee performed its annual assessment of Deloitte & Touche's performance as independent auditor during fiscal year 2026. The Committee assessed the performance of the Deloitte & Touche lead audit engagement partner and the audit team. The Committee reviewed a variety of indicators of audit quality including:

- The quality and candor of Deloitte & Touche's communications with the Audit and Finance Committee and management
- How effectively Deloitte & Touche maintained its independence and employed its independent judgment, objectivity, and professional skepticism
- The level of engagement and value provided by the Deloitte & Touche national office
- The depth and expertise of the global Deloitte & Touche audit team
- The quality of insight demonstrated in Deloitte & Touche's review of the Company's assessment of internal control over financial reporting and remediation of control deficiencies
- Available external data about quality and performance, including reports of the PCAOB on Deloitte & Touche and its peer firms and Deloitte & Touche's response to those reports
- The appropriateness of Deloitte & Touche's fees, taking into account the size and complexity of the Company and the resources necessary to perform the audit
- Deloitte & Touche's knowledge of our global operations, accounting policies and practices, and internal control over financial reporting
- Deloitte & Touche's tenure as the Company's independent auditor and safeguards in place to maintain its independence

Recommendation of Deloitte & Touche as Independent Audit Firm for Fiscal Year 2027

As a result of its evaluation, the Audit and Finance Committee concluded that the selection of Deloitte & Touche as the independent registered public accounting firm for fiscal year 2027 is in the best interest of the Company and its shareholders.

Audit and Finance Committee
Hugh F. Johnston (Chair)
Carmine Di Sibio
Teri L. List
Mark A. L. Mason
John David Rainey
John W. Stanton

Fees Billed by Deloitte & Touche

This table presents fees for professional audit and other services rendered by Deloitte & Touche for the fiscal years 2026 and 2025.

Year ended June 30,	2026	2025
Audit Fees	$55,800,000	$53,880,000
Audit-Related Fees	21,059,000	19,470,000
Tax Fees	4,842,000	5,105,000
All Other Fees	10,000	10,000
Total	$81,711,000	$78,465,000

Audit Fees

These amounts represent fees of Deloitte & Touche for the audit of our annual consolidated financial statements, the review of consolidated financial statements included in our quarterly Form 10-Q reports, the audit of internal control over financial reporting, and the services that an independent auditor would customarily provide in connection with subsidiary audits, statutory requirements, regulatory filings, and similar engagements for the fiscal year, such as comfort letters, attest services, consents, and assistance with review of documents filed with the SEC. Audit fees also include procedures relating to accounting matters that arose in connection with or as a result of the audit or the review of periodic financial statements and statutory audits that non-U.S. jurisdictions require.

Audit-Related Fees

Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit or review of Microsoft's consolidated financial statements or internal control over financial reporting. This category may include fees related to the performance of audits and attest services not required by statute or regulations; audits of our employee benefit plans; due diligence related to mergers, acquisitions, and investments; additional revenue and license compliance procedures related to the performance of review or audit of Microsoft's consolidated financial statements; third-party assurance audits for cloud services; and accounting consultations about the application of GAAP to proposed transactions. Revenue assurance and license compliance includes procedures under contracts we have entered that provide for review by an independent accountant, and advice about controls associated with the completeness and accuracy of our software licensing revenue. These services support the evaluation of the effectiveness of internal control over revenue recognition and enhance the independent auditor's understanding of our licensing programs and controls.

Tax Fees

Tax fees generally consist of tax compliance and return preparation, and tax planning and advice. Tax compliance and return preparation services consist of preparing original and amended tax returns and claims for refunds. Tax planning and advice services consist of support during income tax audits or inquiries.

All Other Fees

All other fees consist of permitted services other than those that meet the criteria above and include training activities, and subscriptions and surveys on economic, industry, accounting, and human resources topics.

The Audit and Finance Committee concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of Deloitte & Touche.

Policy on Audit and Finance Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit and Finance Committee has a policy for pre-approval of all audit and permissible non-audit services provided by the independent auditor. Each year, the Committee approves the terms on which the independent auditor is engaged for the ensuing fiscal year. At least quarterly, the Committee reviews and, if appropriate, pre-approves services to be performed by the independent auditor, reviews a report summarizing fiscal year-to-date services provided by the independent auditor, and reviews an updated projection of the fiscal year's estimated fees. The Committee, as permitted by its pre-approval policy, from time to time delegates the approval of certain permitted services or classes of services to a member of the Committee. The Committee then reviews the delegate's approval decisions each quarter. Microsoft uses a centralized internal system to collect requests from Company personnel for services by the independent auditor to facilitate compliance with this pre-approval policy.

4. Proposals to be Voted on During the Meeting

Management Proposals

Proposal 1: Election of 12 Directors

The Board of Directors has nominated 12 directors for election during the 2026 annual shareholders meeting ("Annual Meeting") to hold office until the 2027 annual shareholders meeting. Reid Hoffman and Hugh Johnston are not seeking re-election and their Board service will end on the date of the Annual Meeting. Mr. Hoffman currently serves as a member of the Environmental, Social, and Public Policy Committee. Mr. Johnston currently serves as Chair of the Audit and Finance Committee. The Board has nominated John Collison for election as director. If elected, his term will begin on December 8, 2026. The Governance and Nominating Committee evaluated and recommended the nominees in accordance with its charter and our Corporate Governance Guidelines.

To be elected, a director must receive a vote of the majority of the votes cast.

Our Board of Directors recommends a vote FOR the election to the Board for each of the nominees listed below.



John Collison
Age: 36
Director Since: New Nominee
Occupation: Co-founder, President, and Director, Stripe Global Holdings, Inc.



Carmine Di Sibio
Age: 63
Director Since: 2026
Occupation: Former Global Chairman and CEO, EY



Teri L. List
Age: 63
Director Since: 2014
Occupation: Former Executive Vice President and CFO, The Gap, Inc.



Catherine MacGregor
Age: 54
Director Since: 2023
Occupation: Group CEO and Director, Engie S.A.



Mark A. L. Mason
Age: 57
Director Since: 2023
Occupation: Executive Vice Chair and Senior Executive Advisor to the Chair and CEO, Citigroup Inc.



Satya Nadella (Board Chair)
Age: 59
Director Since: 2014
Occupation: Chairman and CEO, Microsoft Corporation



Sandra E. Peterson
Age: 67
Director Since: 2015
Occupation: Lead Independent Director, Microsoft Corporation; Operating Partner, Clayton, Dubilier & Rice, LLC



Penny S. Pritzker
Age: 67
Director Since: 2017
Occupation: Founder and Chairman, PSP Partners, LLC



John David Rainey
Age: 56
Director Since: 2025
Occupation: Executive Vice President and CFO, Walmart Inc.



Charles W. Scharf
Age: 61
Director Since: 2014
Occupation: Chairman and CEO, Wells Fargo & Company



John W. Stanton
Age: 71
Director Since: 2014
Occupation: Founder and Chairman, Trilogy Partnerships



Emma N. Walmsley
Age: 57
Director Since: 2019
Occupation: Former CEO and Director, GSK plc

Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, we are asking for your advisory vote on the following resolution ("say-on-pay vote" resolution):

"Resolved, that the shareholders approve, in a nonbinding vote, the compensation paid to the Company's Named Executive Officers, as disclosed in Part 2 – Named Executive Officer Compensation."

Receipt of a majority of the votes cast is required to approve this proposal. We hold our say-on-pay vote every year and expect to hold another say-on-pay vote at our 2027 Annual Meeting.

As described in detail in Part 2 – Named Executive Officer Compensation, we design our executive compensation program to attract, motivate, and retain the key executives who drive our success and industry leadership while considering Company and individual performance and alignment with the long-term interests of our shareholders. Please read the "Compensation Discussion and Analysis" and the compensation tables and narrative disclosure that follow it for additional details about our executive compensation program.

Our Board of Directors recommends a vote FOR approval, on a non-binding, advisory basis, of the compensation paid to our Named Executive Officers.

Proposal 3: Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2027

The Audit and Finance Committee has selected Deloitte & Touche LLP as Microsoft's independent auditor for fiscal year 2027. The Board asks shareholders to ratify that selection. Although current law, rules, and regulations, and the charter of the Audit and Finance Committee require the Audit and Finance Committee to engage, retain, and supervise Microsoft's independent auditor, the Board considers the selection of the independent auditor to be an important matter of shareholder concern and is submitting the selection of Deloitte & Touche for ratification by shareholders as a matter of good corporate practice. As described in Part 3 – Audit and Finance Committee Matters, the Board considers the selection of Deloitte & Touche as Microsoft's independent auditor for fiscal year 2027 to be in the best interests of Microsoft and its shareholders.

Receipt of a majority of the votes cast is required to approve this proposal. If the selection of Deloitte & Touche is not ratified, the Audit and Finance Committee will consider the result a recommendation to consider selection of a different firm.

The Board of Directors recommends a vote FOR the ratification of the independent auditor.

Shareholder Proposals

Receipt of a majority of the votes cast is required to approve each of the following shareholder proposals. We will furnish the address and number of shares held by the proponents of any of the following shareholder proposals upon receipt of a request to the Corporate Secretary for such information.

Because the Securities and Exchange Commission ("SEC") no longer provides substantive views on most shareholder proposal exclusion requests, responsibility for exclusion determinations now rests primarily with companies. Microsoft has established a documented review process involving management, the Governance and Nominating Committee, and outside counsel to evaluate potential exclusions. The process considers a number of factors, including applicable law, shareholder interests, governance implications, and the Company's commitment to transparency. Where appropriate, the Company may include proposals in its proxy materials notwithstanding the availability of potential exclusion arguments.

Information about submitting shareholder proposals for the 2027 Annual Shareholder Meeting is provided on page 84. For shareholder proposals for the 2027 Annual Shareholders Meeting, Microsoft will apply submission and resubmission thresholds in effect under SEC Rule 14a-8 as in effect on January 1, 2026.

Proposal 4: Additional Disclosures Meeting Climate Commitments

Trillium Asset Management and a co-filer have advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Whereas: Climate change-driven impacts could erase trillions in global GDP by 2050.[1,2] The rapid expansion of artificial intelligence (AI) is compounding these risks, as generative AI is driving energy demand and increasing greenhouse gas (GHG) emissions associated with data centers, which are projected to consume 9 –17 percent of U.S. electricity generation by 2030.[3] Embodied carbon in building materials is also a significant source of emissions linked to data centers.[4]

Microsoft has built a reputation for climate leadership by setting 2030 targets to halve its GHG emissions and achieve hourly matching of its electricity consumption with clean energy. However, the company's emissions have increased by 23 percent over its 2020 baseline,[5] are predicted to climb significantly,[6] and it has yet to disclose hourly matching data.

It is precisely because of the company's established leadership that investors seek to understand how Microsoft will sustain its credibility, given that failing to meet its targets could expose it to operational and reputational risks.

Poor climate performance may put Microsoft's brand value at risk. According to the consultancy Brand Finance and the 2025 Sustainability Perceptions Index, the total amount of brand value tied to consumer belief in Microsoft's sustainability was valued at $22.7 billion in 2024, second only to Apple.[7]

Additionally, Microsoft identifies attracting and retaining talent as a key driver of success.[8] A 2025 Deloitte survey found that 70 percent of Gen Z and Millennial workers consider a company's environmental credentials when evaluating employers.[9] Because these cohorts likely dominate Microsoft's talent pipeline, underperformance on environmental commitments could limit access to critical talent.

Microsoft is also issuing a record-breaking amount of debt to fund data center expansion.[10] Some studies indicate that companies with favorable reputations and higher management credibility may experience better access to and lower costs of capital, meaning that Microsoft's ability to credibly execute on its climate commitments may prove material in the future.[11,12] Enhanced disclosure would allow investors to evaluate whether the company is maintaining its credibility and efficient access to capital.

1 https://www.lseg.com/content/dam/lseg/en_us/documents/sustainability/lseg-cop30-net-zero-atlas.pdf
2 https://www.moodys.com/web/en/us/insights/physical-transition-risk/catastrophic-events-in-an-uncertain-future-a-pending-41-trillion-bill-for-businesses-and-governments-to-resolve.html
3 https://www.epri.com/research/products/000000003002034696
4 https://sustainabilitymag.com/articles/microsofts-new-strategy-to-cut-soaring-scope-3-emissions
5 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/2025-Microsoft-Environmental-Sustainability-Report.pdf#page=01
6 https://www.kuow.org/stories/could-microsoft-s-off-grid-data-center-project-undermine-climate-goals
7 https://brandirectory.com/reports/sustainability-perceptions-index/2024
8 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000789019/000095017025100235/msft-20250630.htm
9 https://www.deloitte.com/content/dam/assets-shared/docs/campaigns/2025/2025-genz-millennial-survey.pdf
10 https://finance.yahoo.com/markets/article/meta-alphabet-amazon-and-microsoft-are-getting-hooked-on-debt-to-fuel-ai-boom-140111460.html
11 https://www.echoresearch.com/news-events/119-trillion-in-sp-500-firms-attributed-to-reputation/
12 https://www.sciencedirect.com/science/article/abs/pii/S0264999324001421

Given this, Microsoft could better inform investors by providing:

- Disclosure according to the Transition Plan Taskforce Disclosure Framework
- Contingency plans and stress tests of Microsoft's strategies for achieving its climate commitments, assessing factors over which it has direct and indirect control[1]
- Scenario analyses that evaluate factors that could negatively impact the company's emissions reduction progress[2]
- The company's anticipated near-term emissions pathway[3]
- Efforts to reduce enabled emissions associated with use of Microsoft's AI products developed for extraction of fossil fuels
- Hourly clean energy matching data

Resolved: Given the company's growing GHG emissions and the challenge of meeting its goals, shareholders request Microsoft disclose *additional information* illustrating how it will manage its climate commitments. This disclosure should be beyond existing disclosures, at reasonable cost, omitting proprietary information, and made annually.

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

Microsoft is committed to transparency regarding our corporate-level environmental commitments and our progress toward achieving them. We believe our current disclosures already provide shareholders with extensive decision-useful information regarding Microsoft's climate strategy, governance, potential risks, opportunities, performance against goals, and progress toward our environmental targets. The proposal does not identify an information gap that could prevent investors from evaluating Microsoft's climate-related performance or oversight.

Microsoft established its ambitious climate and sustainability goals in 2020, and since then has provided extensive public reporting regarding the actions we are taking to achieve them. We disclose our greenhouse gas emissions, energy use, renewable energy procurement efforts, carbon removal portfolio, governance processes, key climate risks, and our progress toward our environmental commitments in numerous voluntary and regulatory disclosures which are publicly available and posted at microsoft.com/transparency. This includes our annual Environmental Sustainability Report, sustainability websites, reporting to CDP (formerly the Carbon Disclosure Project), climate-reporting aligned to standards from the International Sustainability Standards Board, regulatory disclosures such as California's Voluntary Carbon Market Disclosures Act, and other public disclosures, including reporting on progress towards our approved near-term Science Based Target. Microsoft will also begin reporting under additional climate disclosure requirements from Australia, California, the European Union, and other jurisdictions as soon as October 2026, which will further supplement our environmental disclosures.

Importantly, in our 2026 Environmental Sustainability Report and other disclosures, Microsoft has been transparent not only about areas of progress but also about areas where achieving our goals has become more complex. We have publicly reported increases in emissions associated with the growth of our business, including the expansion of AI and cloud infrastructure, and continue to explain the investments and innovations we are pursuing to address those challenges.

Microsoft's climate strategy is overseen through established governance and risk-management processes that evaluate environmental, operational, financial, legal, and reputational considerations across the business. Consistent with those processes, we regularly assess climate-related risks and opportunities and disclose material information to investors through our existing reporting. Requiring a separate, stand-alone report focused on speculative future outcomes would not meaningfully enhance shareholder understanding beyond the extensive information already available.

The proposal does not demonstrate that Microsoft's existing disclosures are insufficient for investors to evaluate the company's climate-related strategy, governance, potential risks, opportunities, and performance. Instead, it requests a collection of new disclosures that extend beyond not just legal and regulatory requirements, but beyond established voluntary climate-reporting frameworks and the types of disclosures commonly observed among peer companies. Among other things, the proposal seeks hypothetical scenario analyses, contingency plans, stress testing, anticipated emissions pathways, and other forward-looking information that is inherently uncertain and subject to change as technologies, market conditions, energy systems, and regulatory environments evolve. We remain focused on our Sustainability Report and other environmental reporting while also meeting new disclosure mandates arising globally.

1 https://www.ball.com/getmedia/c40fe912-662a-4ce1-9cef-e1c3f96822a0/Ball-Climate-Transition-Plan-FINAL-March-2023.pdf#page=58
2 https://www.ball.com/getmedia/c40fe912-662a-4ce1-9cef-e1c3f96822a0/Ball-Climate-Transition-Plan-FINAL-March-2023.pdf#page=13
3 https://www.unepfi.org/themes/climate-change/recommendations-for-policy-makers-on-net-zero-action-aligning-commitments-with-science-based-no-low-overshoot-1-5-c-scenarios/

Proposal 5: Report on Human Rights Due Diligence

Religious of the Sacred Heart of Mary and co-filers have advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

RESOLVED: Shareholders request the Board of Directors publish a report, at reasonable cost and omitting proprietary information, assessing the effectiveness of Microsoft's human rights due diligence ("HRDD") processes in preventing, identifying, and addressing customer misuse of Microsoft artificial intelligence ("AI") and cloud products or services that violates human rights or international humanitarian law ("IHL").

The UN Guiding Principles on Business and Human Rights ("UNGPs") constitute the global authoritative framework outlining human rights responsibilities of businesses, and expectations are heightened for companies with business activities in conflict-affected and high-risk areas.[1] Companies are expected to take all reasonable steps to ensure their products and services are not used to violate human rights[2] and to transparently report on the effectiveness of their HRDD.[3]

Microsoft states it conducts ongoing HRDD across its value chain, in line with its obligations under the UNGPs, but recent allegations and findings of severe customer misuse suggest Microsoft's HRDD is ineffective.[4]

For example, several reports have detailed Israel's alleged use of Microsoft's AI and cloud services and technologies in its attacks against Palestinians,[5] which have been labeled war crimes and crimes against humanity.[6] Many prominent international organizations and scholars believe these attacks constitute genocide.[7]

In June 2026, Microsoft confirmed claims by The Guardian that Microsoft's cloud was being used to store mass surveillance data on Palestinians, which led Microsoft to terminate one specific contract with an Israeli military unit.[8] Importantly, it was The Guardian, not Microsoft's own HRDD, that identified the misuse, which was based on "information [Microsoft] could not access."[9] Concerningly, Microsoft's initial May 2025 internal assessments and external review found no evidence of misuse, while acknowledging it lacked "visibility into how customers use our software on their own servers or other devices."[10] This example highlights ineffective HRDD and suggests Microsoft may be unable to identify other instances of serious human rights or IHL violations. Microsoft still maintains extensive contracts with the Israeli military, purportedly connected to ongoing human rights violations against Palestinians.[11]

Additionally, reports raise concerns about Microsoft's cloud being used by Immigration and Customs Enforcement ("ICE") in "facilitating an immigration crackdown."[12] Although Microsoft says it "do[es] not believe" its cloud is being used by ICE for mass surveillance, Microsoft employees have filed internal ethics reports highlighting these concerns.[13] Microsoft also has a close partnership with Palantir Technologies, Inc.,[14] which uses Microsoft's cloud for its software and which has been linked to severe constitutional and human rights violations in the context of immigration enforcement.[15]

Ineffective HRDD exposes Microsoft to material legal, operational, and reputational risks, some of which have already materialized: outspoken opposition from its own employees,[16] a boycott and divestment campaign,[17] an EU General Data Protection Regulation ("GDPR") related to Palestinian human rights violations,[18] and severe reputational damage.

1 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf
2 https://www.ohchr.org/sites/default/files/Documents/Issues/Business/B-Tech/taking-action-address-human-rights-risks.pdf
3 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf
4 https://msblogs.thesourcemediaassets.com/sites/5/2025/05/Microsofts-Commitment-to-Human-Rights.pdf
5 https://apnews.com/article/israel-palestinians-ai-technology-737bc17af7b03e98c29cec4e15d0f108; https://www.972mag.com/microsoft-azure-openai-israeli-army-cloud/; https://www.theguardian.com/world/2025/jan/23/israeli-military-gaza-war-microsoft
6 https://www.hrw.org/news/2024/11/14/israels-crimes-against-humanity-gaza; https://www.ohchr.org/en/press-releases/2024/10/un-commission-finds-war-crimes-and-crimes-against-humanity-israeli-attacks
7 https://news.un.org/en/story/2024/03/1147976; https://www.ohchr.org/en/press-releases/2024/11/un-special-committee-finds-israels-warfare-methods-gaza-consistent-genocide; https://www.amnesty.org/en/documents/mde15/8668/2024/en/; https://www.hrw.org/report/2024/12/19/extermination-and-acts-genocide/israel-deliberately-depriving-palestinians-gaza; https://www.middleeasteye.net/news/top-genocide-scholars-unanimous-israel-committing-genocide-gaza-investigation-finds; https://www.btselem.org/sites/default/files/publications/202507_our_genocide_eng.pdf
8 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf; https://blogs.microsoft.com/on-the-issues/2025/09/25/update-on-ongoing-microsoft-review/
9 https://blogs.microsoft.com/on-the-issues/2025/09/25/update-on-ongoing-microsoft-review/
10 https://blogs.microsoft.com/on-the-issues/2025/05/15/statement-technology-israel-gaza/
11 https://www.accessnow.org/press-release/joint-letter-to-microsoft-regarding-israeli-military-use-of-azure-cloud-and-ai-services/
12 https://www.theguardian.com/us-news/2026/feb/17/ice-microsoft-technology-immigration-crackdown; https://www.wired.com/story/how-big-tech-is-powering-trumps-immigration-crackdown/
13 https://www.theguardian.com/us-news/2026/feb/17/ice-microsoft-technology-immigration-crackdown
14 https://afsc.org/sites/default/files/2026-04/palantir-tech-ecosystem-final.pdf
15 https://www.aclu.org/news/privacy-technology/palantir-deportation-roundup
16 https://noazureforapartheid.com/; https://www.thecanary.co/global/world-news/2026/06/04/microsoft-build-protest/
17 https://bdsmovement.net/microsoft
18 https://www.iccl.ie/wp-content/uploads/2025/12/REDACTED-ICCL-GDPR-DPC-complaint-Microsoft.pdf

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

Microsoft has a long-standing commitment to human rights outlined in its Global Human Rights Statement. As part of this commitment, we conduct ongoing human rights due diligence consistent with the UN Guiding Principles on Business and Human Rights ("UNGPs"), the Organisation for Economic Co-operation and Development ("OECD") Guidelines for Multinational Enterprises, and other international standards. These processes are continuous and integrated into our operations to support us in identifying, understanding, and addressing human rights risks across our business. This work is informed by regular engagement with independent human rights experts and lessons learned over time, which helps us to continually adapt and strengthen our processes as technology and our business evolve.

Given this comprehensive approach, the Board believes the additional report requested by the shareholder proposal is unnecessary. Microsoft already does what the proposal seeks: it conducts rigorous, ongoing human rights due diligence and reports publicly on how the program works and how we act on what we learn. We assess effectiveness on an ongoing basis through internal evaluation and ongoing engagement with independent human rights experts and external stakeholders, including from civil society, academia, the investor community, industry, governments, and international organizations. Through this engagement, we aim to learn and share information about critical issues at the intersection of technology and human rights, which we believe is important to advancing our own efforts and those of the wider technology ecosystem.

Microsoft produces a robust annual human rights report detailing our policies and their application, including evolution over time, and numerous additional reports such as those providing detailed country-by-country data on our responses to law enforcement requests for customer information and government and other requests for content removal. In June 2026, Microsoft published a report summarizing an external investigation by Covington & Burling LLP and the follow-up actions we are taking to strengthen our governance and oversight. (See aka.ms/2025InvestigationSummary)

Finally, we have published stand-alone disclosures on specific topics, including executive summaries of human rights impact assessments ("HRIAs"). We continue to work to enhance these disclosures over time, but believe the specific stand-alone report requested in this proposal is unnecessary and duplicative of existing reporting.

Our commitment to ongoing human rights due diligence

Microsoft is committed to conducting continuous human rights due diligence worldwide, in line with the UNGPs. This commitment is explained in our Global Human Rights Statement (see aka.ms/humanrights). Key features of our program include:

- **Regular Risk Assessments:** We conduct ongoing human rights due diligence, including HRIAs at multiple levels (enterprise-wide, for specific products, deals, or relationships, and in sensitive regions) to identify actual or potential salient human rights risks and impacts that we may cause or contribute to or be directly linked to, either through our own activities or as a result of our business relationships. For complex business questions, HRIAs are often conducted by independent experts in business and human rights.

  In calendar years 2024 and 2025, we commissioned an independent corporate human rights saliency assessment to evaluate our end-to-end operations and affirm our priority areas of focus. The findings guide our risk management, mitigation, and remediation efforts and inform our internal training, governance structures, and operational safeguards. In tandem, we commissioned an independent HRIA of generative AI. These assessments involved stakeholder input and guide our risk mitigation strategies.

  We apply our human rights due diligence approach to business decision-making across issues including data center siting, pre-sales contract reviews, new product or feature developments, and sensitive AI deployments. These reviews are designed to mitigate risks before a deployment proceeds, not only to detect them afterward. However, we recognize that not all risks are foreseeable, and technology is deployed and used in dynamic contexts. We value the role that external stakeholders, including civil society and others, play in alerting us to issues, and we place emphasis on ongoing engagement and mechanisms and reporting channels that inform our due diligence efforts and actions.

- **Integration into Business Processes:** Human rights considerations are embedded into Microsoft's policies and daily operations. Contractual terms prohibit misuse of our services to violate rights. Cross-functional teams work together to incorporate human rights safeguards in product design, market entry decisions, and supply chain management. This enables us to integrate rights-related considerations in core decision-making.

- **External Perspectives:** Microsoft conducts regular engagement and consultation with external stakeholders including vulnerable populations or their trusted representatives to understand their perspectives and experiences. We also consult frequently with human rights experts to identify human rights risks and mitigation measures. Engagement is conducted through formal meetings, participation in multistakeholder fora, focus groups, surveys, and direct interviews. It is a key component of our human rights due diligence and risk management process, and the company's human rights team includes a role primarily focused on stakeholder engagement.
- **Continuous Improvement:** Our due diligence is on-going and adaptive. We update assessments when conditions change and learn from new challenges to refine our approach. Findings are assigned to accountable teams, tracked to implementation, and reported to governance bodies, so that mitigations are incorporated and learnings translate into concrete advancements in our policies, products, and customer relationships. This continuous cycle of assess-act-review epitomizes the UNGP concept of due diligence as a dynamic process, not a one-off report.

Transparency and ongoing expert engagement

Microsoft provides extensive transparency about our human rights practices, and our program is continually informed by independent human rights experts. These disclosures demonstrate accountability for the effectiveness of our human rights due diligence.

- **Extensive Public Reporting:** Microsoft has a strong track record of publicly reporting on its human rights commitments, processes, and progress. In December 2025, the company published its Human Rights Transparency Report, for the first time bringing together our legacy supply chain and human rights reports for a full value-chain review of human rights. This annual report details how we manage our salient human rights issues and what actions we took over the year. The report covering fiscal year 2026 will be published in December 2026.
- **Other public channels:** Beyond the standalone human rights report, Microsoft communicates human rights due diligence through other channels, including our Global Human Rights Statement, a dedicated human rights website, and summaries of HRIAs and other due diligence. We regularly publish transparency reports at microsoft.com/transparency, including our Responsible AI Transparency Report, Environmental Sustainability Report, and additional transparency reports. Updates are also published regularly through our blogs and other public communication channels, covering topics like data center siting in rights-challenged markets and our approach to responsible AI, demonstrating how human rights due diligence is applied in specific contexts.

Engagement with independent experts and assessments

We regularly consult independent human rights experts and participate in multistakeholder initiatives, which bring outside perspective to our due diligence and help us identify where to improve. Our corporate saliency assessment, repeated at regular intervals and conducted by independent business and human rights experts, provides a complete enterprise review of our practices. We participate in regulatory reporting that requires disclosure of our risk management and due diligence frameworks. Microsoft also undertakes voluntary assessments, such as our regular Global Network Initiative ("GNI") Assessment, which involves a review by an accredited independent assessor to evaluate whether Microsoft is making a good faith effort to implement the GNI Principles on freedom of expression and privacy, with improvement over time. GNI publishes public assessment reports on its website. Beyond our regular assessments, Microsoft has also publicly shared a report summarizing an external investigation by Covington & Burling LLP and the follow-up actions we are taking to strengthen our governance and oversight. (See aka.ms/2025InvestigationSummary)

Conclusion

Effective due diligence is not a one-time certification: it is a continuous process of identifying and assessing new information, investigating credible concerns, and taking action when warranted. Microsoft, like other technology providers, does not have visibility into every activity that customers conduct on their own systems. Our due diligence therefore relies on multiple, reinforcing mechanisms, including contractual terms prohibiting misuse of our services, risk assessments to identify, assess, and mitigate issues, pre-contract gating for sensitive features, escalation and investigation processes, ongoing engagement with independent experts and affected stakeholders, and prompt review of credible new information.

When concerns have been raised about how our technology is used, including in high-risk and conflict settings, we have investigated, engaged outside experts, published our findings, and, where warranted, changed or suspended our provision of services to customers. We have also fed learnings into ongoing process, policy, and procedure within our company. Most recently, we published a summary of the findings from that review (see aka.ms/mideastreviewupdate). The same escalation, review, and remediation process applies across our customer relationships, regardless of sector or geography.

Under the UNGPs, credible information from external sources is a designed input to due diligence, not a substitute for it: a process that surfaces a concern, investigates it, and acts on it is a process that is working.

Because Microsoft already reports on how its due diligence works, engages independent third-party experts, assessors, and external stakeholders, and provides transparency on how it responds when concerns arise, the requested report would be duplicative. We will continue to refine and communicate our human rights efforts as part of our ongoing governance and transparency reporting.

Proposal 6: Report on Data Operations in Human Rights and Conflict Hotspots

Azzad Asset Management, Inc. has advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Resolved: Shareholders request the Board of Directors commission a report assessing the implications of siting Microsoft cloud data centers in countries of significant human rights concern, and the Company's strategies for mitigating these impacts.

The report, prepared at reasonable cost and omitting confidential and proprietary information, should be published on the Company's website within a year of the 2026 shareholders meeting.

Supporting Statement:

Shareholders are concerned by Microsoft's plans to maintain and expand data center operations in locations that present significant human rights challenges.

Of particular note is the building of new data center capacity in Saudi Arabia and UAE, as well as the company's existing data operations in Israel, and the issues around data security and surveillance that they give rise to.

All three governments have been linked to significant human rights concerns relating to surveillance, privacy, and freedom of expression. Freedom House has documented extensive surveillance authorities, restrictions on online expression, and government access to communications data in Saudi Arabia and the UAE.[1] Microsoft's provision of cloud and AI services to the Israeli government and military has likewise generated significant scrutiny, including allegations concerning surveillance of Palestinians, the storage and processing of surveillance-related data, and a GDPR complaint filed with Irish data protection authorities in 2025.[2]

These concerns also present material risks to shareholders. Microsoft has announced plans to invest at least $80 billion in AI-enabled infrastructure, more than half in the United States, based on assumptions regarding future compute demand, energy consumption, and AI architectures that remain uncertain. Long-lived investments in jurisdictions presenting significant human rights, governance, and geopolitical risks may expose the Company to stranded assets, litigation, sanctions, regulatory action, operational disruptions, and reputational harm.

Although Microsoft states that it conducts human rights due diligence, stakeholder engagement, and HRIAs where appropriate, investors remain unable to assess the effectiveness of these processes because the company provides little information regarding where such assessments have been conducted, which stakeholders were consulted, what risks were identified, or how those risks were mitigated.[3] Its recent review of the Israeli Ministry of Defense relationship addressed specific customer-use allegations, not the broader human rights implications of operating cloud infrastructure in countries of significant human rights concern.[4]

A report sufficient to fulfill the proposal's essential objectives would examine the scope, implementation, and robustness of the company's human rights due diligence processes for siting cloud computing operations. It would assess, consistent with the Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, and the Global Network Initiative Principles, how the company identifies, prevents, mitigates, and tracks impacts related to privacy, freedom of expression, and government access to data in conflict-affected or high-risk environments.

1 https://freedomhouse.org/country/saudi-arabia/freedom-net/2025; https://freedomhouse.org/country/united-arab-emirates/freedom-net/2025
2 https://www.theguardian.com/world/2025/aug/06/microsoft-israeli-military-palestinian-phone-calls-cloud
3 https://www.microsoft.com/en-us/corporate-responsibility/human-rights-statement#tab-foundational-principles; https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Human-Rights-Transparency-Report-2025.pdf
4 https://cdn-dynmedia-1.microsoft.com/is/content/microsoftcorp/microsoft/msc/documents/presentations/CSR/Summary-of-2025-External-Investigation-Follow-Up.pdf

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The requested report is not necessary because Microsoft's existing disclosures sufficiently address how the company manages the key human rights risks raised by the proposal. While the proposal seeks additional operational detail that it says it does not find in existing disclosures, Microsoft management and the Board believe shareholders have sufficient information to understand the Company's approach and oversight of its human rights risks without requiring disclosure of sensitive site-specific assessments or security-related information.

Microsoft provides meaningful information regarding its human rights commitments and efforts, including its governance and oversight, programmatic approach, efforts to conduct stakeholder engagement, ongoing due diligence, and mitigation processes. Microsoft shares information publicly about these efforts in its annual Human Rights Transparency Report, on its website, and through summaries of its corporate human rights assessments which are updated periodically. Microsoft also participates in a variety of required and voluntary rights-related assessment and reporting processes.

Demand for cloud and AI services continues to grow globally as governments, enterprises, and communities increasingly rely on digital technologies to drive economic development and innovation. Customers, particularly multinational organizations, often seek local cloud infrastructure to meet performance, regulatory, and data sovereignty requirements. Microsoft and other cloud providers operate datacenters in numerous countries around the world to support local economies, expand access to digital technologies, and comply with laws governing where data may be stored and processed. Consistent with Microsoft's mission, we work to bring the benefits of AI and cloud computing to customers globally while maintaining robust processes to identify and address human rights, security, privacy, and other risks.

As we detail below, Microsoft's infrastructure investment decisions are subject to extensive review involving business, operational, legal, regulatory, security, and risk-management considerations. Human rights considerations are one important input among many factors evaluated. The proposal incorrectly suggests that infrastructure investment decisions are made without consideration of long-term geopolitical and operational risks. Reviews weigh the long-term geopolitical, regulatory, and operational risks the proposal raises, including the possibility that conditions in a market change after an investment is made. Where they do, we may adjust the services we offer, the customers we serve, and where customer data is stored, in addition to conducting on-going due diligence, as described below.

Microsoft Due Diligence Policies and Practices

Microsoft has articulated our human rights commitments and due diligence processes and provided ongoing public reporting on human rights (see aka.ms/humanrights). We have also made a public commitment to the Trusted Cloud Principles, which require us to respect internationally recognized rule of law and human rights standards. Finally, we have published an explanation of our approach to Operating Datacenters in Countries or Regions with Human Rights Challenges (see aka.ms/datacenters_humanrights) to provide transparency on our human rights related review processes for data center siting and operations.

Microsoft works to operate responsibly and in accordance with our global commitment to respect human rights and the rule of law. Microsoft's approach is not limited to any particular country or project. We apply a global, risk-based due diligence framework to evaluate potential human rights impacts associated with our cloud operations and infrastructure investments, including in jurisdictions that present heightened human rights, governance, security, or geopolitical risks.

In particular, when considering expansion of our data center footprint to new countries, we are guided by the commitments found in our Global Human Rights Statement (see aka.ms/humanrights), which include that we conduct human rights due diligence in line with the UN Guiding Principles on Business and Human Rights. That due diligence is global and ongoing, and includes corporate-wide assessments, supply chain due diligence, and market-specific reviews.

To inform responsible market entry, including datacenter siting, we conduct extensive reviews, which include public assessment materials from trusted, independent third-party resources, including Freedom House reports, the World Justice Project Rule of Law Index, and the Transparency International Corruption Perceptions Index. We also regularly source additional input from outside counsel and other experts with international expertise in privacy and other human rights-related matters. Through collaboration from teams across the Company, we aim to develop a thorough and nuanced understanding of the applicable market and jurisdiction, including the potential risks to human rights.

As appropriate, in certain geographies, we also conduct heightened due diligence via country-level human rights impact assessments that surface potential human rights risks, including risks to privacy, freedom of expression, and government access to data, as well as other risks associated with data center siting and operation, and identify potential mitigations to minimize those risks. We use what we learn from these studies to inform decision-making, develop and refine our policies and practices, mitigate risks, and improve our technologies and how we provide them to fulfill our commitment to human rights. We update these analyses as conditions and/or our engagement in the geography changes.

Beyond "go/no go" decisions, Microsoft also implements datacenter risk mitigation measures that typically take any or all of three forms: restrictions on specific types of services (e.g., not offering consumer services that collect personal data), technologies (e.g., not offering facial recognition technology), and/or specific types of customers (e.g., limiting access to higher risk customers). For example, in certain locations, we serve only enterprise customers and do not store consumer data to mitigate potential risks to the right to privacy and security, or we store data outside of the jurisdiction, rather than on site. Furthermore, all uses of Microsoft online services must comply with the Microsoft Services Agreement Code of Conduct (see aka.ms/servicesconduct), which prohibits use of our services to violate the rights of others, among other restrictions, and we have the right to suspend users for violations.

Among those key risks are requirements that Microsoft comply with legally binding government demands for customer data and requirements to restrict publication of certain content in jurisdictions where we locate data centers. Our commitment to the rule of law carries with it an obligation to comply with applicable local law. When we receive a government request for customer data or to remove content, we assess whether it is valid, legally binding, and consistent with applicable law and with international norms on human rights and the rule of law, and we report on the requests we receive country by country, as described below.

For example, Microsoft followed these processes in evaluating the establishment of a new cloud datacenter region in Saudi Arabia and in determining it could be operated in a way consistent with Microsoft's commitment to respecting fundamental rights and focus on responsible cloud practices. Microsoft engaged an independent third party with expertise in human rights to support this review. Through a combination of research and stakeholder engagement with leading human rights experts, globally and regionally, the assessment team identified a range of salient human rights risks for Microsoft's consideration. The assessment concluded with a series of potential risk mitigation actions. The mitigation actions identified fall within the categories described above: limits on the services and technologies we offer, limits on the customers we serve, and controls on where customer data is stored, in addition to on-going deal and other due diligence consistent with our approach globally. Consistent with our practice of updating these analyses as conditions change, we periodically refresh this assessment. Our approach and process are consistent globally, including in the jurisdictions mentioned in the proposal.

Trusted Cloud Principles

Customer and technical demand for more cloud computing infrastructure will continue to grow, including in underserved regions not currently equipped with modern IT infrastructure, and Microsoft is not the only provider of such services. When expanding into these regions, it is critical for competing providers to avoid a race to the bottom by maintaining a consistent approach grounded in international best practices. That is why we worked with other major cloud service providers to develop, agree to, and publish the Trusted Cloud Principles. With these principles, Microsoft and other leading cloud computing services companies publicly commit to:

- Maintain consistent human rights standards as we compete for cloud service business across the globe.
- Work with governments to ensure the free flow of data, to promote public safety, and to protect privacy and data security in the cloud.
- Support the adoption of laws that allow governments to request data through a transparent process that abides by internationally-recognized rule of law and human rights standards.
- Work with the tech sector, public interest groups, and policymakers around the world, particularly in the countries where we operate or plan to operate datacenters and cloud infrastructure, to ensure that laws and policies are substantially in line with the Trusted Cloud Principles. As part of our datacenter expansion in new countries, we review and assess these laws and policies prior to any expansion, and where necessary, we have successfully negotiated with Governments to establish processes and conditions, grounded in our principles, under which we will review law enforcement requests for data.

Engagement with independent experts and assessments

We regularly consult independent human rights experts and participate in multistakeholder initiatives, which bring outside perspective to our due diligence and help us identify where to improve. Our corporate saliency assessment, repeated at regular intervals and conducted by independent business and human rights experts, provides a complete enterprise review of our practices.

We participate in regulatory reporting that requires disclosure of our risk management and due diligence frameworks. Microsoft also undertakes voluntary assessments, such as our regular Global Network Initiative ("GNI") Assessment, which involves a review by an accredited independent assessor to evaluate whether Microsoft is making a good faith effort to implement the GNI Principles on freedom of expression and privacy, with improvement over time. GNI publishes public assessment reports on its website.

Additional Microsoft Transparency and Reporting

For more than a decade, twice a year Microsoft publishes the number of legal demands for customer data that we receive from governments (including law enforcement, national security, and civil authorities) around the world. The reports are broken out country-by-country and provide granular data and percentages of government requests received, cases where we disclosed customer content, cases where we disclosed only subscriber/transactional data, cases where no data was found, and cases where Microsoft rejected requests for not meeting legal requirements. The reports detail Microsoft's principles and policies for ensuring that Microsoft handles government requests in ways that meet our commitments to uphold customer privacy standards across jurisdictions. We provide similarly detailed twice annual reporting on how Microsoft responds to government requests to remove published content. These and related reports are available in the Digital Trust Reports section of microsoft.com/transparency, which also provides detailed FAQs on our policies and practices for responding to government requests.

We recognize that decisions on where and how we operate and provide our technologies can have significant impact on human rights. As we pursue our mission to empower every person and every organization on the planet to achieve more, we will continue to conduct due diligence to assess the impact of our technologies on human rights, engage and learn from stakeholders, and model responsible business practices and respect for human rights.

The proposal does not identify specific information necessary for shareholders to evaluate Company performance that is not already available through Microsoft's existing disclosures. Rather, it requests another report covering processes, governance mechanisms, and risk-management approaches that Microsoft already describes publicly.

Proposal 7: Board Chair and CEO Separation

The New York State Common Retirement Fund has advised us that they intend to submit the following proposal for consideration at the Annual Meeting.

Resolved: Shareholders request the Board of Directors of Microsoft Corporation adopt a policy, and amend the governing documents as necessary, to require that two separate people hold the office of Chairman of the Board and the office of Chief Executive Officer as follows:

Selection of the Chair: The Board requires the separation of the offices of the Chair and the CEO. Whenever possible, the Chair shall be an Independent Director, as defined by the Director Independence Guidelines. The Board may select a temporary Chair who is not an Independent Director to serve while the Board seeks an Independent Chair. The Chair should not be a former CEO of the company. Selection of the Chair shall be consistent with applicable law and existing contracts.

Supporting Statement: The Board Chair and CEO roles, while often requiring similar skills, ultimately have differing responsibilities that are each key to the success of the Company. The CEO is responsible for the general charge and supervision of the business of the Corporation, while the Chair is designed to lead the Board of Directors in overseeing the Company's integrity, risk management, succession planning, and CEO evaluation. One individual holding both offices diminishes the effectiveness of each role and compromises the Board's responsibility for executive oversight.

The presence of a combined Chair-CEO on the Board can have a chilling effect on independent Board members' willingness to push back on management decisions. According to the CFA Institute's Research and Policy Center, combining the positions can cause executive directors to have undue influence on the Board's decision-making process and impair the willingness of other directors to exercise independent judgment. A combined Chair-CEO also leads the very body charged with evaluating the CEO's performance and succession, creating an inherent conflict of interest.

Microsoft has benefited from an independent chairmanship before. Former Lead Independent Director John Thompson served as the Board's independent Chairman from February 2014 to June 2021 and presided over a period of significant growth for the Company while working alongside CEO Nadella. Recombining the roles in 2021 reversed a structure the Board itself deliberately chose.

The need for independent Board leadership is heightened by Microsoft's generational capital commitments to AI and data center infrastructure, alongside workforce reductions in 2024 and 2025, and other labor controversies. Furthermore, this rapid data center expansion has triggered escalating regulatory, community, and public scrutiny regarding its massive power consumption and environmental impact.

An increasing number of companies and investors see the benefits of a separate Chair and CEO structure. In 2025, 42 percent of S&P 500 Index company boards were chaired by an independent director, compared to 29 percent in 2015.

We urge Microsoft shareholders to support this proposal.

Board Recommendation

The Board of Directors recommends a vote AGAINST the proposal for the following reasons:

COMPANY STATEMENT IN OPPOSITION

The Board of Directors believes this proposal to require that two separate people hold the office of Chairman of the Board and the office of Chief Executive Officer is not in the best interest of Microsoft's shareholders. In the Board's opinion, it is important for the Board to retain discretion to determine the most effective leadership structure, ensuring the exercise of fiduciary judgment and the ability to respond to the Company's evolving needs and shareholder interests. If the Company were to adopt a policy that required to Company to have an independent chair, that policy could unnecessarily and detrimentally restrict the Board's ability to determine the leadership structure that best serves shareholders and could prevent the Board from selecting the individual it believes is most qualified to serve as Chair based on the company's circumstances at a particular time.

As the needs of the business evolve, the Board believes it is important to maintain flexibility to determine the leadership structure best suited to serving the interests of the Company and its shareholders at any given time. Accordingly, the Microsoft Corporate Governance Guidelines state: "To ensure robust independent leadership on the Board, if the individual appointed as Chair is not an independent director, or when the independent directors determine that it is in the best interests of the Company, the independent directors will also annually appoint a Lead Independent Director." The Board's independent directors annually appoint a Chairman, considering the Company's evolving needs, strategic priorities, and the unique skills of its leaders. Consistent with the Board's belief in the importance of flexibility, there is no fixed policy as to whether the Chairman should be an independent director, an affiliated director, or a member of management.

The Board's current structure, featuring a strong Lead Independent Director and robust corporate governance practices, provides effective oversight, accountability, and alignment with the interests of long-term shareholders. The Board's leadership structure allocates authority, responsibility, and oversight between management and the independent members of the Board.

Currently, the Board believes that our CEO is the director best qualified to serve as Chair given his extensive knowledge of the company's business, strategy, opportunities, and risks. For that reason, the independent directors have Satya Nadella as Chairman, leveraging his deep understanding of Microsoft's business and technology platform, AI strategy, and global competitive landscape to elevate strategic opportunities and identify key risks for Board review.

As contemplated by the Corporate Governance Guidelines, when Mr. Nadella was appointed Chairman, the Board also appointed a Lead Independent Director. The Lead Independent Director at Microsoft is empowered with significant authority and responsibilities to ensure that: the Board's independent oversight of management is robust, promotes effective communication between management and Directors, and supports consideration of key governance matters. As is described in the Board Leadership section of this proxy, Microsoft's Lead Independent Director's key responsibilities and authority include:

- Chairing executive sessions and coordinating activities of the independent directors
- Leading the Board's annual CEO performance evaluation
- Coordinating Board oversight of CEO succession planning, including maintenance of an emergency succession plan
- Shaping, reviewing, and has final authority to approve the agenda and schedule for Board meetings
- Chairing the annual shareholders meeting
- Acting as liaison between the independent directors and the Chairman and CEO
- Authorizing retention of outside counsel, advisors, or other consultants who report directly to the Board
- Leading the Board meetings when the Chairman and CEO is not present
- Calling meetings of the independent directors
- Representing the Board with internal and external audiences, including shareholders

Sandra Peterson currently serves as Lead Independent Director. In this role, Ms. Peterson has focused on recruiting and leading a highly qualified and independent Board, including overseeing long-term director succession and Board education efforts to ensure the Board's skills and experience continue to align with Microsoft's evolving strategic direction. She has broadened the Board's engagement with leaders across Microsoft's businesses and enhanced oversight of key strategic matters, including AI transformation, security, quality, capital allocation and deployment, and long-term growth. In addition, she directs the Board's independent evaluation of CEO performance and plays a key role in executive succession planning. In consultation with the CEO, Vice Chair, and other directors, Ms. Peterson shapes the Board's agenda and priorities and has final approval authority over Board meeting schedules and agendas. Throughout her tenure, she has proactively engaged with Microsoft's shareholders to gather perspectives on governance practices, Board effectiveness, and other matters important to investors.

Microsoft maintains other leading corporate governance practices, including a majority-independent Board, fully independent key committees, annual director elections, Board and CEO performance evaluations, proxy access, and the right for shareholders to call special meetings. Consistent with their fiduciary duties under Washington state law, the Lead Independent Director and all independent directors are empowered to seek additional information from management as they deem appropriate. The Governance and Nominating Committee of the Board, comprised solely of independent directors, determines and recommends the slate of director nominees for election to the Board and recommends the composition of Board committees and committee chairs to the Board. The CEO is not a member of the Governance and Nominating Committee or any other committee and the Board and all Committees hold executive sessions without management present as a regular practice. These practices provide additional checks and balances to foster accountability. While some investors may favor an independent Chair model, there is no consensus that it produces superior governance or performance. Leading public companies use a range of structures, with effective oversight—not role separation—driving outcomes.

Finally, the proposal does not identify, and the Board does not believe there is, any governance deficiency, oversight failure, responsiveness concern, or performance concern that would be addressed by imposing a mandatory separation policy. Mr. Nadella was appointed CEO in February 2014 and Chairman in June 2021.

Mr. Nadella's tenure as the combined CEO and Chairman has been marked by exceptional, sustained financial performance that has contributed to significant value creation for long-term shareholders.

The current leadership structure of our Board and our existing corporate governance practices have served our shareholders well.

5. Information About the Meeting

Date, Time, and Place of Meeting

Date: December 8, 2026
Time: 8:30 a.m. Pacific Time
Virtual Meeting Location: virtualshareholdermeeting.com/MSFT26

This Proxy Statement was first mailed to shareholders on or about October 22, 2026. It is furnished in connection with the solicitation of proxies by the Board of Directors of Microsoft Corporation to be voted during the Annual Meeting for the purposes set forth in the accompanying Notice of Annual Meeting.

Shareholders who execute proxies retain the right to revoke them at any time before the shares are voted by proxy during the meeting. A shareholder may revoke a proxy by timely executing and delivering, by Internet, telephone, or mail, another proxy dated as of a later date, or by delivering a signed statement to our Corporate Secretary at or prior to the Annual Meeting.

Proxy Materials are Available on the Internet

We are furnishing proxy materials to our shareholders primarily via the Internet instead of mailing printed copies of those materials to each shareholder. By doing so, we save costs and reduce the environmental impact of our Annual Meeting. On October 22, 2026, we mailed a Notice of Internet Availability of Proxy Materials to certain of our shareholders. The Notice contains instructions about how to access our proxy materials and vote online or by telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email unless you elect otherwise.

Participating in the Annual Meeting

This year's virtual Annual Meeting will be conducted at virtualshareholdermeeting.com/MSFT26 on December 8, 2026 at 8:30 a.m. Pacific Time. You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on September 30, 2026, the record date, or hold a valid proxy for the meeting. To be admitted to the Annual Meeting, you must enter the 16-digit Control Number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, or voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your Control Number.

The meeting will be followed by a question and answer session. Questions may be submitted in advance of the meeting beginning on October 22, 2026 at proxyvote.com after logging in with your Control Number, or during the Annual Meeting through virtualshareholdermeeting.com/MSFT26.

We recommend that you access the Annual Meeting before it begins. Online check-in opens approximately thirty minutes before the start of the meeting. If you have difficulty accessing the meeting, please call 1-844-986-0822 (toll free) or 303-562-9302 (international). We will have technicians available to assist you.

Soliciting Proxies

The Board of Directors is soliciting the proxy accompanying this Proxy Statement. Proxies may be solicited by officers, directors, and employees of Microsoft, none of whom will receive any additional compensation for their services. D.F. King & Co., Inc. may solicit proxies at a cost we anticipate will not exceed $20,000. These solicitations may be made personally or by mail, telephone, messenger, email, or other electronic transmission. Microsoft will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. Microsoft will pay all proxy solicitation costs.

Householding

We deliver a single Proxy Statement and Annual Report, along with individual proxy cards or individual Notices of Internet Availability, to certain shareholders sharing the same address unless we have received contrary instructions. If you are a registered shareholder and would like to either participate in householding or receive separate copies of this year's and/or future proxy materials, please contact our transfer agent, Computershare, by mail at P.O. Box 43006, Providence, RI, 02940-3078; by phone at 800-285-7772, option 1; or by email at web.queries@computershare.com. If you are a beneficial shareholder, you may contact the broker or bank where you hold the account.

Election of Directors

Twelve directors are to be elected during the Annual Meeting to hold office until the next annual meeting and until their respective successors are elected and qualified. If, for any reason, no directors are elected at an annual meeting, a slate of directors may be elected at a special meeting of shareholders called for that purpose in the manner provided by our Bylaws. The accompanying proxy will be voted in favor of the nominees presented in Part 1 – Board of Directors and Governance to serve as directors unless the shareholder indicates to the contrary on the proxy. All of this year's nominees are current directors, except Mr. Collison. The Board expects that each of the nominees will be available for election, but if any of them is unable to serve at the time the election occurs, the proxy will be voted for the election of another nominee designated by our Board. A nominee who does not receive a majority of the votes cast will not be elected. Except as explained in the next paragraph, an incumbent director who is not elected because he or she does not receive a majority vote will continue to serve as a holdover director until the earliest of: (a) 90 days after the date on which the election inspector determines the voting results as to that director; (b) the date on which the Board of Directors appoints an individual to fill the office held by that director; or (c) the date of that director's resignation.

The Board of Directors may fill any vacancy resulting from the non-election of a director, or fill the office held by a holdover director, as provided in our Bylaws. The Governance and Nominating Committee will consider promptly whether to fill the office of a nominee who fails to receive a majority vote and make a recommendation to our Board about filling the office.

The Board of Directors will act on the Governance and Nominating Committee's recommendation and within 90 days after certification of the shareholder vote will disclose publicly its decision.

Additional details about this process are specified in our Bylaws, which are available on our website at aka.ms/policiesandguidelines.

Voting

Shareholders Entitled to Vote; Quorum

Shareholders of record at the close of business on September 30, 2026, will be entitled to vote during the Annual Meeting on the basis of one vote for each share held. Shareholders as of the record date are encouraged to vote prior to the meeting (1) via the Internet, (2) by phone, or (3) if you received your proxy materials by mail, by signing, dating, and returning the enclosed proxy card or voting instruction form. On September 30, 2026, there were 7,426,426,719 shares of common stock outstanding, held of record by 73,581 shareholders.

A majority of the outstanding shares of Microsoft common stock is required to constitute a quorum for the transaction of business at the Annual Meeting. The shares of a shareholder whose ballot on any or all proposals is marked "abstain" or, in the case of an uncontested election of directors, "withheld," will be included in the number of shares present during the Annual Meeting to determine whether a quorum is present.

Vote Required; Effect of Abstentions and Broker Non-Votes

For each nominee and proposal submitted to the shareholders for a vote, approval requires a vote of the majority of the votes cast. A majority of votes cast means the number of shares cast "for" a nominee or proposal exceeds the number of shares cast "against" that nominee or proposal. Abstentions will not be counted as votes cast. Uninstructed shares will not be counted as votes cast except with respect to the ratification of the selection of our independent auditor, for which brokers and custodians have discretion to vote. A ballot for a nominee that is marked "withheld" will also not be counted as a vote cast.

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and uninstructed shares held by brokers.

	Votes Required for Approval	Abstentions	Uninstructed Shares
Management Proposals			
Election of 12 Directors	Majority of votes cast	No effect	No effect
Advisory Vote to Approve Named Executive Officer Compensation ("say-on-pay vote")	Majority of votes cast	No effect	No effect
Ratification of the Selection of Deloitte & Touche LLP as our Independent Auditor for Fiscal Year 2027	Majority of votes cast	No effect	Discretionary vote
Shareholder Proposals			
Additional Disclosures Meeting Climate Commitments	Majority of votes cast	No effect	No effect
Report on Human Rights Due Diligence	Majority of votes cast	No effect	No effect
Report on Data Operations in Human Rights and Conflict Hotspots	Majority of votes cast	No effect	No effect
Board Chair and CEO Separation	Majority of votes cast	No effect	No effect

Vote Confidentiality

We maintain the confidentiality of the votes of individual shareholders. Ballots, proxy forms, and voting instructions returned to brokerage firms, banks, and other holders of record are kept confidential. Only the proxy solicitor, proxy tabulator, and inspector of election have access to the ballots, proxy forms, and voting instructions. The proxy solicitor and the proxy tabulator will disclose information taken from the ballots, proxy forms, and voting instructions only if there is a proxy contest, if the shareholder authorizes disclosure, to defend legal claims, or as otherwise required by law. If you write comments on your proxy card or ballot, management may learn how you voted in reviewing your comments.

Tabulation of Votes

Our independent election inspector, Broadridge Financial Services, will tabulate votes cast by proxy or electronically during the meeting. We expect to publish the final vote tabulation on our website at microsoft.com/investor/corporate-governance/votingresults and report the results in a Form 8-K filed with the Securities and Exchange Commission ("SEC") within four business days after the Annual Meeting.

Where to Find More Proxy Voting Information

- The SEC website has a variety of information about the proxy voting process at sec.gov/spotlight/proxymatters.shtml
- Contact the Microsoft Investor Relations department through our website at microsoft.com/investor or by phone at 425-706-4400
- You may view our Annual Report and vote your shares at proxyvote.com
- Contact the broker or bank through which you beneficially own your shares

Where to Find our Corporate Governance Documents

Copies of our Board committee charters and other governance documents listed in Part 1 – Board of Directors and Governance can be found at aka.ms/policiesandguidelines. We will provide any of the foregoing information to a shareholder without charge upon written request to MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, WA 98052-6399.

Proposals by Shareholders for 2027 Annual Meeting

Any shareholder who wishes to submit a proposal, director nomination, or to present matters at next year's shareholders meeting should comply with applicable Bylaws and SEC requirements, which are identified in the table below.

Submission	Rules and Requirements	Deadline
Shareholder Proposals for Inclusion in Next Year's Annual Meeting Proxy Materials	SEC Rule 14a-8 as in effect on January 1, 2026	No later than close of business (5:30 p.m. Pacific Time) on June 24, 2027
Proxy Access Director Nominees	Section 1.14 of Bylaws	Between May 25, 2027, and close of business on June 24, 2027, assuming we do not change the date of our 2027 meeting date to be more than 30 days before or 60 days after the first anniversary of the date this definitive Proxy Statement is first released to shareholders
Notice Provision for Other Items of Business or non-Proxy Access Director Nominees	Section 1.13 of Bylaws	Between August 10, 2027, and close of business on September 9, 2027, assuming we do not change the date of our 2027 meeting to be more than 30 days before or 60 days after the first anniversary date of our 2026 Annual Meeting

Where to Submit

Electronically askboard@microsoft.com

By Mail MSC 123/9999, Office of the Corporate Secretary, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399

Shareholders who intend to solicit proxies in reliance on the SEC's universal proxy rule for director nominees submitted under the advance notice requirements of our Bylaws must comply with the additional requirements of Rule 14a-19(b). We encourage shareholders who wish to submit a proposal or nomination to seek independent counsel. Microsoft will not consider any proposal or nomination that is not timely or otherwise does not meet the Bylaw and SEC requirements identified in the table above. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Other Business

The Board of Directors does not intend to bring any other business before the Annual Meeting, and so far as is known to our Board, no matters are to be brought before the meeting other than as specified in the notice of meeting. In addition to the scheduled items of business, the meeting may consider such other business as may properly come before the meeting or any adjournment or postponement thereof, including procedural matters and matters relating to the conduct of the meeting. If other business is properly brought before the meeting, the persons voting proxies will vote in accordance with their best judgment.

Representatives of Deloitte & Touche will attend the Annual Meeting, have an opportunity to make a statement if they desire to do so, and be available to respond to appropriate questions.

DATED: Redmond, Washington, October 21, 2026.

Helpful Resources

This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.

Annual Meeting	
Annual Meeting Website	proxyvote.com
Annual Meeting Materials	microsoft.com/en-us/investor/annual-meeting
Online Voting	proxyvote.com
Webcast	virtualshareholdermeeting.com/MSFT26
SEC Website on Proxy Matters	sec.gov/spotlight/proxymatters/proxy_materials.shtml
Electronic Delivery of Future Proxy Materials	proxyvote.com
Board of Directors	
Board of Directors	aka.ms/BoardMembers
Board Committees	aka.ms/BoardCommittees
Corporate Governance Policies and Guidelines	aka.ms/policiesandguidelines
Contact the Board	askboard@microsoft.com
Financial Reporting	
Annual Report	microsoft.com/en-us/Investor/annual-reports
Filings and Reports	microsoft.com/en-us/Investor/sec-filings
Additional Company Information	
Executive Team	news.microsoft.com/source/leadership/
Investor Relations	microsoft.com/investor
Corporate Responsibility	microsoft.com/csr
Reports Hub	microsoft.com/transparency
Public Policy Engagement	microsoft.com/public-policy-engagement

Note About Forward-Looking Statements

This Proxy Statement includes estimates, projections, and statements relating to our business plans, objectives, and expected operating results that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the Proxy Summary, Part 2 – Named Executive Officer Compensation, and Part 4 – Proposals to be Voted on During the Meeting. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “could,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Quantitative and Qualitative Disclosures About Market Risk” sections of our Forms 10-K and 10-Q. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events, or otherwise.

Microsoft Employee Giving

Microsoft employees are passionate about giving time, money, and skills to address the issues facing our world. It's part of our culture and how we live our mission – that's why our employees have given **$250.0** million with corporate match in fiscal year 2026. Over the last three years, Microsoft and our employees have donated **$763.7** million with corporate match around the world via our Employee Give program.


3-YEAR TOTAL
$763.7
MILLION
FY26
$250.0
MILLION

Drive More Impact with Nonprofit Offers from Microsoft

Microsoft is committed to providing relevant, affordable, and innovative cloud and AI solutions to help nonprofits tackle the world's biggest challenges. To ensure affordable access to technology, Microsoft provides grants and discounts for Microsoft cloud solutions including Microsoft 365, Azure, and Dynamics 365 to nonprofits around the globe, along with helping nonprofit professionals with digital and AI skills to accelerate mission impact. Get started at Microsoft.com/Nonprofits.

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